
10010055

EFFICIENT IN EVERY WAY.

Quanex
Building Products

2009 ANNUAL REPORT

NYSE | NX



Our Company

Quanex Building Products Corporation, based in Houston, Texas, is proud to serve the North American residential building products market as a leading manufacturer of value-added engineered materials and components. The Company's common stock trades on the New York Stock Exchange under the symbol NX.

Our Mission

Become the leading manufacturer of fenestration components, recognized for leading edge product and process technology, best-in-class customer service, and excellent returns on investment.

For further information, visit the Company's website at **www.quanex.com**.

On the Cover

Quanex Building Products made major innovations in vinyl window profiles in the past several years. Window manufacturers in North America will be able to offer the **EnergyCore® Fusion Insulated™ window system** – an innovative, patent-pending energy-saving technology only available from Mikron, a Quanex Building Products business.

The EnergyCore system offers superior performance to meet homeowners' need for more energy-efficient windows and **deliver competitive advantage to window manufacturers.** EnergyCore's Fusion Insulated technology utilizes an innovative, engineered AirCell™ insulating core, designed to create a superior-performing thermal barrier. It also features a thermally-fused tri-extrusion manufacturing process to ensure frame profiles are fully insulated using a weldable, 100% recyclable material. To deliver the ultimate energy-saving performance, the EnergyCore system combines these superior thermal performing frame profiles into a system designed to accept the best-performing triple-pane insulated glazing, such as those that use Duralite® spacers from Truseal, another business in the Quanex Building Products family. The EnergyCore window system offers a complete line of replacement window styles – available with enhanced interior wood-grain finishes, and superior durability SuperCapSR™ exterior color technology – **making it the best and most energy efficient system available on the market today.**



Engineered Products

MIKRON
Quality Extruded Products



MIKRON VINYL AND COMPOSITE WINDOW AND DOOR PRODUCTS
www.mikronvinyl.com

DESCRIPTION
Three production facilities comprise one of the largest manufacturers of extruded PVC products and accessories for window and door OEMs in North America.

KEY PRODUCTS
Customer-specific vinyl and composite profiles and impact resistant window and door components.

MANUFACTURING CAPABILITIES
In-house design and testing, precision tool design and manufacturing, in-house compound development and blending, and 163 highly automated extrusion lines.

tru seal
technologies



TRUSEAL INSULATING GLASS SEALANT SYSTEMS
www.truseal.com

DESCRIPTION
One facility manufactures composite spacer products and sealants for windows, doors and solar panels. A second facility houses research and development.

KEY PRODUCTS
Flexible insulating glass spacer systems, insulating glass window and door accessories, solar panel adhesives, and fully automatic and manual insulating glass fabrication equipment.

MANUFACTURING CAPABILITIES
21 extrusion lines, one continuous process mixing system and 10 conventional bulk mixers at a state-of-the-art facility.

Homeshield
Fenestration Components



HOMESHIELD FABRICATED WINDOW AND DOOR COMPONENTS
www.home-shield.com

DESCRIPTION
Seven production facilities manufacture screens, architectural wood moldings, grilles, thresholds, astragals and roll formed products for window and door OEMs.

KEY PRODUCTS
Window and door screens, divided light grilles, door thresholds and astragals, architectural moldings, cladding, and window muntin.

MANUFACTURING CAPABILITIES
Roll forming, slitting, laser welding, stamping, coating, Rolltrusion™, wood moldings, and component assembly.

Aluminum Sheet Products

NICHOLS ALUMINUM



NICHOLS ALUMINUM
www.nicholsal.com

DESCRIPTION
One scrap-based mini-mill casting facility and three finishing facilities that manufacture coated and mill finished aluminum sheet products.

KEY PRODUCTS
Mill finished aluminum sheet, coated aluminum sheet.

MANUFACTURING CAPABILITIES
360 million lbs/yr finished capacity, widths to about 50", cold rolling to gauge, annealing to temper, leveling, custom coating and slitting.



MESSAGE FROM THE CHAIRMAN

To our Shareholders:

2009 was a year for the history books. Our children's children will study the political changes and global economic forces that were at work throughout the last 15 months. Quanex Building Products (QBP), while facing dramatic declines in our end markets, found ways to improve our financial strength and gain market share across our businesses. Our teams invested significant time to deeply understand our $35 billion industry, its channels, segmentation and customers. QBP pulled together teams from across our businesses to collaborate and discover growth opportunities.

We ended 2009 with one of the strongest balance sheets in our industry. We improved efficiencies at our Engineered Products business, positioned Nichols Aluminum as the strongest player in its niche, reduced injuries in our factories, and deepened our understanding of our existing and potential customers. A recession can be an opportunity and the team at Quanex Building Products took full advantage!

Financially, it was a difficult year. You could call it the tale of two halves. In our first six months we saw huge losses driven by asset impairments totalling $183 million and severe declines in demand across all product lines, exacerbated by a significant fall-off in aluminum prices, resulting in a first half operating loss of $213 million. Our team's early response was to size our work forces to the "new normal" and manage the business to improve our cash position. We reviewed our product portfolio for pricing opportunities and we were successful in improving margins at our Engineered Products business. By sizing our business, improving our pricing and productivity, and share gains, we were able to earn over $33 million in the second half of 2009. Throughout the year we aggressively managed the Company for cash generation and our cash balance grew by $57 million, from $67 million to $124 million by fiscal year end. This was achieved through the application of lean methodologies and by challenging ourselves to justify every dollar in the system. I am proud of our financial performance in a year when demand plummeted to historic lows.

> **QBP pulled together teams from across our businesses to collaborate and discover growth opportunities. We ended 2009 with one of the strongest balance sheets in our industry.**

Innovation has been a key driver for our business. Window and door markets will continue to be driven by energy efficiency and durability. We continue to work with our key customers to earn a seat at the design table. Quanex Building Products develops world class fenestration components that make windows and doors more energy efficient, aesthetically appealing and cost effective. A year ago, I committed to increasing collaboration among our teams at the Engineered Products divisions: Mikron, Truseal and Homeshield. Working together, our teams are taking a systems view, in addition to the existing component perspective, that has yielded exciting new products. In the spring, we introduced the **ImperiClad™ door system**, which combines MikronWood™ and Homeshield's patented door threshold. The ImperiClad system gives customers a water- rot- and termite-proof door system that is also easier to install. A second breakthrough was the **EnergyCore™ window system** which combines Mikron's industry-leading vinyl profiles with Truseal's energy efficient insulating glass spacer system. The combination generated the most energy efficient vinyl window system on the market. EnergyCore was recognized by



IMPERICLAD
WATER IMPERVIOUS DOOR SYSTEM



energycore by MIKRON

BUILDERnews® magazine as a product of the year in 2009. Working together to develop these and other breakthrough products, Quanex Building Products has established a portfolio of window and door components and systems that are better than ever.

In the second half of the year, we focused on gaining a deeper understanding of our customers. Working across the Engineered Products divisions and together with an outside consultant, we interviewed over 100 current and potential customers. We drilled down to understand both how their window and door products go to market, as well as their value streams. We closed 2009 with a deeper understanding of our markets, channels and customers' needs. We now believe there are excellent opportunities to grow our business organically over the next several years, beyond our traditional customer base. Our commitment is to use the combined knowledge of our Engineered Products businesses to grow our revenues faster than the growth of housing starts and the repair and replacement markets.

We drive continuous improvement and efficiency in everything we do and efficiency starts with the safety and health of our team. In 2009 we made significant strides in making safety an unconscious act, like breathing. All employees, including myself, are required to have three hours of safety training targeted at improving safety, on and off the job. The result of this and other safety programs was a 40% reduction in recordable injuries versus 2008. Safety is one of the "True North" indicators of a World Class Organization and we took a big step in 2009 to raising our safety culture. Our goal is to be the safest team in our industry. The health of our teams is also a key priority. In 2009 all employees were incentivized to participate in health risk assessments or physicals. Over 60% of our employees took advantage of these assessments. We believe that assessment, corrective action, prevention and the promotion of health education and lifestyle is our best path to the reduction of rising health care costs. Continuous improvement and efficiency worked in other areas of our business, beyond just safety and health. Mikron implemented SAP during the year, and although the transition was tough, the information system will strengthen and enhance their capabilities as the leading producer of vinyl window systems in the fenestration industry. Homeshield completed the consolidation at Chatsworth, IL. The project consolidated two plants into one, reducing costs and driving efficiencies. QBP invested $16 million in capital expenditures in 2009, with the majority going to Nichols Aluminum where we invested $7 million to update controls that will further strengthen its low cost processing advantage. In 2010, we will work to sharpen our edges through further investment in the skills of our people, our systems and improving the efficiency of our working capital.

We can continue to outgrow our industry and our end markets by bringing the financial strength of QBP, our innovation and outstanding quality and customer satisfaction to these customers.

The future is BRIGHT at QBP! We are not forecasting a big turnaround in the primary drivers of our business and have therefore built our 2010 business plans on a basis of 600,000 housing starts and a modest increase in repair and remodeling. To many this looks conservative and we hope they are right. Our philosophy on continuous improvement, and our belief in the collaboration of our business units toward growth, is what makes the future bright for Quanex Building Products. We learned through the study of our customers and our markets, there are numerous opportunities for Engineered Products within the 60% of the North American fenestration industry that we currently under-serve. We believe we can continue to outgrow our industry and our end markets by bringing the financial strength of QBP, our innovation and outstanding quality and customer satisfaction to these customers. It's clear that it will be a long road to economic recovery, but we believe our energy efficient window and door components and systems and the American drive toward more energy efficiency will be a great opportunity for QBP. Rest assured that our employees will be focused on making the best of a challenging 2010.

Thanks to all of our team's commitment to driving to be the best in everything we do. Thank you to our Board of Directors for your support and guidance. Thank you to retiring members Richard L. Wellek and Joseph J. Ross for your many years of service on the Board. And thank you to our shareholders for your continued confidence in our Company.

My very best,



Dave Petratis
Chairman, President and
Chief Executive Officer

QPB'S BUSINESS PHILOSOPHY

- **Do What's Right**
- **Safety and Healthy Living**
- **Outstanding Customer Service**
- **Respect**
- **Open and Honest Communication**
- **Continuous Improvement**
- **Committment to Quality**

Selected Financial Data 2005 – 2009

	2009	2008[1]	2007[1]	2006[1]	2005[1][2]
	FISCAL YEARS ENDED OCTOBER 31, THOUSANDS, EXCEPT PER SHARE DATA AND EMPLOYEES				
Selected Operating Results:					
Net sales	$ 585,010	$ 868,933	$ 963,974	$ 1,043,773	$ 952,025
Operating income(loss)[3]	(180,081)	20,981	88,169	104,764	103,229
Income (loss) from continuing operations	(137,091)	15,904	57,131	64,956	61,456
Percent of net sales	(23.4)%	1.8%	5.9%	6.2%	6.5%
Income (loss) from discontinued operations, net of tax[3]	—	5,675	77,491	95,227	93,704
Net income (loss) [3]	$ (137,091)	$ 21,579	$ 134,622	$ 160,183	$ 155,160
Diluted Earnings Per Share Data:					
Income (loss) from continuing operations	$ (3.67)	$ 0.41	$ 1.45	$ 1.64	$ 1.54
Net income (loss)	$ (3.67)	$ 0.56	$ 3.41	$ 4.08	$ 3.95
Cash dividends declared[4]	$ 0.1200	$ 0.3400	$ 0.5600	$ 0.4833	$ 0.3733
Financial Position—Year End:					
Total assets, including discontinued operations[5]	$ 543,600	$ 680,847	$1,334,822	$ 1,202,151	$ 1,114,778
Asset turnover (continuing operations)	1.0	1.4	1.6	1.7	1.9
Working capital (continuing operations)	178,543	131,452	38,438	37,457	34,179
Current ratio (continuing operations)	2.8 to 1	2.1 to 1	1.4 to 1	1.3 to 1	1.3 to 1
Total debt	$ 2,266	$ 2,551	$ 4,015	$ 6,736	$ 9,256
Stockholders' equity	422,526	547,828	883,149	758,515	656,742
Total capitalization	$ 424,792	$ 550,379	$ 887,164	$ 765,251	$ 665,998
Depreciation and amortization	32,715	35,072	37,991	36,999	32,701
Capital expenditures, net	16,153	15,815	15,904	27,072	28,087
Other Data:					
Continuing return on investment–percent	(28.0)%	2.3%	7.0%	9.2%	10.7%
Continuing return on common stockholders' equity–percent	(28.3)%	2.2%	7.0%	9.2%	10.6%
Average number of employees	1,961	2,373	2,744	3,084	2,883
Net sales per average employee	$ 298	$ 366	$ 351	$ 338	$ 330

(1) During the second quarter of 2008, the Company spun off Quanex Corporation's Building Products business immediately followed by the merger of Quanex Corporation (consisting primarily of the Vehicular Products business and all non-Building Products related corporate accounts) with a wholly-owned subsidiary of Gerdau. During the fourth quarter of 2005, the Company sold its Temroc business and in the first quarter of 2005, the Company sold its Piper Impact business. Accordingly, the assets and liabilities of the Vehicular Products business and all non-Building Products related corporate accounts, Temroc, and Piper Impact are reported as discontinued operations in the Consolidated Balance Sheets for all periods presented, and their operating results are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

(2) In December 2004, the Company acquired Mikron and accounted for the acquisition under the purchase method of accounting. Accordingly, Mikron's estimated fair value of assets acquired and liabilities assumed in the acquisition and the results of operations are included in the Company's Consolidated Financial Statements as of the effective date of the acquisition.

(3) Includes effects in fiscal 2009 of the Company's $182.6 million (pre-tax) and $141.4 million (after-tax) asset impairment charge in accordance with ASC Topic 350 and ASC Topic 360. Includes effects in fiscal 2005 of Temroc's $13.1 million (pretax and after-tax) asset impairment charge in accordance with ASC Topic 350 and ASC Topic 360.

(4) The quarterly common stock cash dividends prior to April 23, 2008 reflect dividends of Quanex Corporation prior to the Separation*, while dividends after April 23, 2008 reflect dividends of Quanex Building Products, the accounting successor to Quanex Corporation.

(5) Total assets include assets of discontinued operations of $742.3 million, $582.1 million, and $490.9 million at October 31, 2007, 2006, and 2005, respectively.

*On April 23, 2008, Quanex Corporation completed the spin-off of its building products business to its shareholders, immediately followed by the merger of what remained of Quanex Corporation with a wholly-owned subsidiary of Gerdau S.A.

In its Annual Report on Form 10-K for the fiscal year ended October 31, 2009, the Company filed as an exhibit the certifications relating to the quality of the Company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, and included Management's Report on Internal Control over Financial Reporting, as required by Section 404 of the Sarbanes-Oxley Act.

This annual report to stockholders contains forward-looking statements. These statements involve risks, uncertainties and other important factors that may cause the actual results of Quanex and its operations to be materially different from any future results expressed or implied by such forward-looking statements. Information identifying such risks, uncertainties and other important factors is contained in the section entitled "Risk Factors" in the Quanex Building Products Annual Report on Form 10-K for the fiscal year ended October 31, 2009, as filed with the Securities and Exchange Commission and included as part of this annual report to stockholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-33913

QUANEX BUILDING PRODUCTS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**26-1561397**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1900 West Loop South, Suite 1500, Houston, Texas	**77027**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code: **(713) 961-4600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates as of April 30, 2009, computed by reference to the closing price for the Common Stock on the New York Stock Exchange, Inc. on that date, was $382,576,097. Such calculation assumes only the registrant's current officers and directors were affiliates of the registrant.

At December 15, 2009, there were outstanding 37,827,670 shares of the registrant's Common Stock, $0.01 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Commission within 120 days of October 31, 2009 are incorporated herein by reference in Part III of this Annual Report.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Quanex was organized in 1927 as a Michigan corporation under the name Michigan Seamless Tube Company. It reincorporated in Delaware in 1968 under the same name and then changed its name to Quanex Corporation in 1977. On December 12, 2007, Quanex Building Products Corporation was incorporated in the state of Delaware as a subsidiary of Quanex Corporation to facilitate the separation of Quanex Corporation's vehicular products and building products businesses. The separation occurred on April 23, 2008, through the spin-off of Quanex Corporation's building products business to its shareholders, immediately followed by the merger of Quanex Corporation (consisting principally of the Vehicular Products business and all non-building products related corporate accounts) with a wholly-owned subsidiary of Gerdau S.A. (Gerdau). This transaction is hereafter referred to as the "Separation". The Company's executive offices are located at 1900 West Loop South, Suite 1500, Houston, Texas 77027. For purposes of describing the events related to the Separation as well as other events, transactions and financial results of Quanex Building Products Corporation and its subsidiaries related to periods prior to April 23, 2008, the term "Quanex" or the "Company" also refer to Quanex Building Products Corporation's accounting predecessor, Quanex Corporation.

The Company's businesses are managed on a decentralized basis and operate in two reportable business segments: Engineered Products and Aluminum Sheet Products. Each business has administrative, operating and marketing functions. The Company measures each business' earnings, cash flow and return on investment and seeks to reward superior performance with incentive compensation, which is a significant portion of total compensation for salaried employees. Intercompany sales are conducted on an arms-length basis. Operational activities and policies are managed by corporate officers and key division executives. Also, a small corporate staff provides corporate accounting, financial and treasury management, tax, legal, internal audit, information technology and human resource services to the operating divisions.

Quanex is a technological leader in the production of aluminum flat-rolled products, flexible insulating glass spacer systems, solar panel sealants, extruded plastic profiles, and precision-formed metal and wood products which primarily serve the North American building products markets. The Company uses low-cost production processes, and engineering and metallurgical expertise to provide customers with specialized products for specific applications. Quanex believes these capabilities also provide the Company with unique competitive advantages. The Company's growth strategy is focused on nurturing and developing its Engineered Products businesses, introducing innovative products and components, and pursuing expansion through organic growth and the acquisition of companies that produce similar products and serve similar building products markets in North America, Europe and Asia.

Merger and Separation

On November 19, 2007, the Company announced that its Board of Directors unanimously approved a merger of Quanex Corporation, consisting principally of the Vehicular Products business and all non-Building Products related corporate accounts, with a wholly-owned subsidiary of Gerdau in exchange for $39.20 per share in cash. Quanex Corporation entered into a definitive agreement with Gerdau with respect to the merger on November 18, 2007 (the Gerdau Merger Agreement). The Separation occurred on April 23, 2008, through the spin-off of Quanex Corporation's building products business to its shareholders, immediately followed by the merger of Quanex Corporation (consisting principally of the Vehicular Products business and all non-Building Products related corporate accounts) with a wholly-owned subsidiary of Gerdau. All Quanex Corporation shareholders of record received one share of Quanex Building Products Corporation's stock for each share of Quanex Corporation stock.

Notwithstanding the legal form of the Separation, because Gerdau merged with and into Quanex Corporation immediately following the spin-off and because the senior management of Quanex Corporation continued as the senior management of Quanex Building Products Corporation following the spin-off, the Company considers Quanex Building Products Corporation as divesting the Quanex Corporation vehicular products segment and non-building products related corporate items and have treated it as the "accounting successor" to Quanex Corporation for financial reporting purposes in accordance with the Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 505-60 "*Spinoffs and Reverse Spinoffs*" (ASC 505-60).

In accordance with the provisions of ASC Topic 205-20 "*Presentation of Financial Statements – Discontinued Operations*" (ASC 205-20) effective with the Separation on April 23, 2008, the results of operations, financial position and cash flows related to the vehicular products business and non-building products related corporate items are reported as discontinued operations for all periods presented. There were no assets or liabilities of discontinued operations as of October 31, 2009 or 2008. Unless otherwise noted, all disclosures in the notes accompanying the Consolidated Financial Statements reflect only continuing operations.

Business Developments

The Company has grown primarily through the strategic acquisition of residential-related building products businesses that complement its overall product base. The following business developments occurred in the past five years. On December 9, 2004, the Company completed the acquisition of all of the outstanding stock, through a subsidiary merger, of Mikron, a manufacturer of engineered vinyl and thermoplastic alloy composite window components, window coverings and door components. Mikron serves the residential building and remodeling markets. Headquartered in the Seattle suburb of Kent, Washington, Mikron operates modern and highly automated extrusion facilities located in the Kent area, Richmond, KY, and Winnebago, IL. The Company paid $197.5 million in cash including the working capital adjustment, a purchase price adjustment and transaction fees.

In addition, in the last five years, the Company added a facility in Dubuque, Iowa for manufacturing of residential fenestration products. The Company has a leased facility in Suzhou, China. The Company relocated some manufacturing lines to the China facility; however, the facility is not operating and the Company is still currently servicing foreign sales through domestic capacity.

Quanex Building Products LLC was formed in Delaware on December 12, 2007, by Quanex Corporation to hold substantially all of the building products business of Quanex Corporation and to facilitate the separation of its vehicular products and building products businesses through the spin-off and the Quanex/Gerdau merger.

Manufacturing Processes, Markets, and Product Sales by Business Segment

The Company has 18 manufacturing facilities, including one non-operating facility, in 10 states in the United States, and one non-operating facility in Suzhou, China. These facilities feature efficient plant design and flexible manufacturing processes, enabling the Company to produce a wide variety of custom engineered products and components for the residential building products markets. The Company is able to maintain minimal levels of finished goods inventories at most locations because it typically manufactures products upon order to customer specifications. Payments for purchases and collections from customers are generally consistent with industry practices which are based on average 30 day terms for Engineered Products and 60 days for Aluminum Sheet Products. The Company believes it maintains lower than industry average working capital levels that have historically been funded through cash flow from operations. The majority of the Company's products are sold into the building products markets. Residential housing starts and remodeling expenditures are the primary market drivers.

For financial information regarding each of the Company's reportable business segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and Note 12 to the Consolidated Financial Statements. For net sales of the Company by major product lines see Note 12 to the Consolidated Financial Statements. For the year ended October 31, 2009, one customer, Andersen Corporation, represented $62.7 million or 11% of the consolidated net sales of the Company. For the year ended October 31, 2008, one customer, Associated Materials, Inc., represented $105.8 million or 12% of the consolidated net sales of the Company. Both of the Company's segments make sales to both Andersen Corporation and Associated Materials, Inc. For the year ended October 31, 2007, no one customer represented 10% or more of the consolidated net sales of the Company.

Quanex operates in two reportable business segments: Engineered Products and Aluminum Sheet Products.

Engineered Products

The Engineered Products segment is comprised of five fabricated metal components operations, two facilities producing wood fenestration (door and window) components, four polyvinyl chloride (vinyl) extrusion facilities, a flexible insulating glass spacer operation and a facility that services automated equipment for assembling insulating glass units. The segment's operations produce window and door components for Original Equipment Manufacturers (OEMs) that primarily serve the residential construction and remodeling markets. Products include insulating glass spacer/sealant systems, thin film solar panel sealants, window and patio door screens, aluminum cladding and other roll formed metal window components, door components such as thresholds and astragals, moldings, residential exterior products, engineered vinyl and composite patio door, window profiles and custom window grilles, and trim and architectural moldings in a variety of woods primarily for the home improvement and residential construction markets.

Engineered Products' extrusion operations use highly automated production facilities to manufacture vinyl and composite profiles, the framing material used by fenestration OEMs in the assembly of vinyl windows and patio doors. Value-added capabilities include compound blending, window system design, tooling design and fabrication, in-line weatherstrip installation and miter cutting, and co-extrusion of integrated weather-resistant coatings. Metal fabrication operations include roll forming, stamping, and end-product assembly to produce a variety of fenestration products. The insulating glass sealant business uses compound-extrusion and laminating technology to produce highly engineered, butyl-based window spacer products used to separate two or three panes of glass in a window sash to improve its thermal performance. Engineered Products customers' end-use applications include windows and window components, entry and patio door systems, and custom hardwood architectural moldings and solar panels. Key success factors range from design and development expertise to flexible, world class quality manufacturing capability, unique patented products and just-in-time delivery.

Aluminum Sheet Products

The Aluminum Sheet Products segment is comprised of an aluminum mini-mill operation and three stand-alone aluminum sheet cold finishing operations. Aluminum sheet finishing capabilities include reducing reroll (hot-rolled aluminum sheet) coil to specific gauge, annealing, slitting and custom coating. Customer end-use applications include window screen frames and screens, exterior home trim, fascias, roof edgings, soffits, downspouts and gutters. The product is packaged and delivered for use by various customers primarily in the building and construction markets. Secondary markets include transportation (truck trailer, RV and mobile home panels) and capital goods.

The segment's aluminum mini-mill which can produce approximately 360 million annualized finished pounds uses an in-line casting process. The mini-mill converts aluminum scrap to reroll through melting, continuous casting, and in-line hot rolling processes. It also has aluminum scrap shredding and blending capabilities, as well as two rotary barrel melting furnaces, a delacquering furnace and a dross recovery system that broaden the mini-mill's use of raw materials, allowing it to utilize a broader range of scrap, while improving raw material yields. Scrap is blended using computerized processes to most economically achieve the desired molten aluminum alloy composition. Management believes our production capabilities result in a significant conversion cost advantage and savings from reduced raw material costs, optimized scrap utilization, reduced unit energy cost and lower labor costs.

For financial information related to each segment, see Note 12 of the Financial Statements contained in this Annual Report on Form 10-K.

Strategy

Management's vision is to become the leading manufacturer of fenestration components, recognized for leading edge product and process technology, best in class customer service, and excellent returns on investment. Execution of the following strategies will be essential for attainment of this vision:

- Achieve robust organic growth fueled by unmatched customer service, new product introduction, a systems approach and development of superior product attributes, particularly thermal efficiency, enhanced functionality, weatherability, appearance and best-in-class quality for Engineered Products;
- Offer logistic solutions that provide our customers with just-in-time service and lower processing costs;
- Enhance profitability through continued efforts to adopt, promulgate and formalize Lean Manufacturing practices within both core businesses and future acquisitions, including eliminating waste, minimizing scrap, optimizing work flow and improving productivity;
- Lead the Company's industry in safety, the reduction of accidents and education of the Company's work force in safety practices;
- Attract and retain outstanding leadership and facilitate broad-based employee development through open communication, active feedback, meaningful goal setting and well-designed incentives; and
- Pursue an active acquisition program to grow the existing fenestration footprint through expansion of components and systems the Company offers and market channels it serves.

Raw Materials and Supplies

The Engineered Products businesses purchase a diverse range of raw materials, which include coated and uncoated aluminum sheet, wood (both hardwood and softwood), polyvinyl chloride, epoxy resin and butyl. In most cases, the raw materials are available from several suppliers at market prices. Aluminum sheet is generally purchased from the Aluminum Sheet Products business at prices based upon arms-length transactions. Sole sourcing arrangements are entered into from time to time if beneficial savings can be realized and only when it is determined that a vendor can reliably supply all of the business's raw material requirements.

The Aluminum Sheet Products business' most significant raw material is aluminum scrap purchased on the open market, where availability and delivery can be adversely affected by, among other things, extreme weather conditions. Firm fixed price forward purchases matched to firm fixed price forward sales are used on a limited basis to hedge against fluctuations in the price of aluminum scrap required to manufacture products for fixed-price sales contracts. To a lesser extent, aluminum ingot futures contracts are bought and sold on the London Metal Exchange to hedge aluminum scrap requirements.

The Company believes that none of its sole sourcing arrangements are material.

Backlog

At October 31, 2009, Quanex's backlog of orders to be shipped to customers in the next twelve months was approximately $56.6 million, comprised of $10.0 million for the Engineered Products segment and $46.6 million for the Aluminum Sheet Products segment. This compares to approximately $36.3 million at October 31, 2008, comprised of $9.9 million for the Engineered Products segment and $26.4 million for the Aluminum Sheet Products segment. The increase at Aluminum Sheet Products is a result of customer restocking and increased Nichols Aluminum market share partially offset by lower aluminum prices. Because many of the markets in which Quanex operates have short lead times, the Company does not believe that backlog figures are reliable indicators of annual sales volume or operating results.

Competition

The Company's products are sold under highly competitive conditions. The Company competes with a number of companies, some of which have greater financial resources than Quanex. Competitive factors include product quality, price, delivery, and the ability to manufacture to customer specifications. The volume of aluminum mill sheet products, engineered products and extruded building products the Company manufactures represent a small percentage of annual domestic production.

The operations of the Engineered Products business compete with a range of small and midsize metal, vinyl and wood fabricators and wood molding facilities. The Company also competes against sealant firms and insulating glass panel wholesalers. Competition is primarily based on regional presence, custom engineering, product development, quality, service and price. The operations also compete with in-house operations of vertically integrated fenestration OEMs. Some of the primary competitors of the Engineered Products business include Royal Group, Veka, Deceuninck, Edgetech, PPG Industries, Allmetal, and Ritescreen.

The Aluminum Sheet Products business competes with small to large aluminum sheet manufacturers such as Aleris, Jupiter, Alcoa, and JW Aluminum, some of which are divisions or subsidiaries of major corporations with substantially greater resources than the Company. The Company competes in common alloy coil-coated and mill finished products, primarily on the basis of the breadth of product lines, the quality and responsiveness of its services, and price.

Sales and Distribution

The Company has sales representatives in many parts of the United States, Canada, China and to a lesser extent in Europe and Asia. The Engineered Products segment's products are sold primarily to OEMs through its company direct sales force, along with the limited use of distributors to market wood moldings in foreign countries. The Aluminum Sheet Products segment's products are sold to OEM and distribution customers through both direct and indirect sales groups.

Seasonal Nature of Business

Sales for both the Engineered Products and Aluminum Sheet Products businesses are seasonal. Winter weather typically reduces homebuilding and home improvement activity. The Company typically experiences its lowest sales during the first half of its fiscal year. Profits tend to be lower in quarters with lower sales because a high percentage of manufacturing overhead and operating expense is due to labor and other costs that are generally semi-variable throughout the year.

Service Marks, Trademarks, Trade Names, and Patents

The Company's federally registered trademarks or service marks include QUANEX, QUANEX and design, TRUSEAL TECHNOLOGIES, DURASEAL, DURALITE, SOLARGAIN EDGE TAPE, ENVIROSEALED WINDOWS, ENVIROLITE, EDGETHERM, COLONIAL CRAFT, MIKRON, MIKRONWOOD, MIKRONBLEND, MIKRON BLEND and design, ENERGYCORE, FUSION INSULATED SYSTEM, STYLELOCK, STYLELOCK and design, K2 MIKRON and design, HOMESHIELD, HOMESHIELD and design, and STORM SEAL. The trade name Nichols Aluminum is used in connection with the sale of our aluminum mill sheet products. The HOMESHIELD, COLONIAL CRAFT, TRUSEAL TECHNOLOGIES, MIKRON and QUANEX word and design marks and associated trade names are considered valuable in the conduct of business. The Company's business generally does not depend upon patent protection, but patents obtained at its vinyl extrusion, fabricated metal component operations and window sealant business units remain critical in providing a competitive advantage over other building products manufacturers. The Company's vinyl extrusion business unit obtains patent protection for various dies and other tooling created in connection with its production of customer-specific designs and extrusions. The Company's fabricated metal components business obtains patent protection for its thresholds which gives it an advantage in the threshold market. The Company's window sealant business unit relies on patents to protect the design of several of its window spacer products. Although the Company holds numerous patents, the proprietary process technology that has been developed is also the source of considerable competitive advantage.

Research and Development

Expenditures for research and development of new products or services during the last three years were not significant. Although not technically defined as research and development, a significant amount of time, effort and expense is devoted to (a) custom engineering which qualifies products for specific customer applications, (b) developing superior, proprietary process technology and (c) partnering with customers to develop new products.

Environmental and Employee Safety Matters

The Company is subject to extensive laws and regulations concerning the discharge of materials into the environment, the remediation of chemical contamination and worker safety. To satisfy such requirements, the Company must make capital and other expenditures on an ongoing basis. The cost of environmental matters and worker safety has not had a material adverse effect on the Company's operations or financial condition in the past, and management is not aware of any existing conditions that it currently believes are likely to have a material adverse effect on its operations, financial condition, or cash flow.

Remediation

Under applicable state and federal laws, the Company may be responsible for, among other things, all or part of the costs required to remove or remediate wastes or hazardous substances at locations it has owned or operated at any time. The Company is currently participating in environmental remediation at one of its locations.

From time to time, the Company also has been alleged to be liable for all or part of the costs incurred to clean up third-party sites where it is alleged to have arranged for disposal of hazardous substances. At present, the Company is not involved in any such matters.

Total environmental reserves and corresponding recoveries for Quanex's current plants were as follows:

	October 31,	
	2009	2008
	(In thousands)	
Current[1]	$ 1,485	$ 1,800
Non-current	1,767	2,485
Total environmental reserves	$ 3,252	$ 4,285
Receivable for recovery of remediation costs	$ 3,437	$ 4,671

Approximately $0.5 million of the October 31, 2009 reserve represents administrative costs; the remaining balance represents estimated costs for investigation, studies, cleanup, and treatment. The reserve has not been discounted. As discussed below, an associated $3.4 million and $4.7 million undiscounted recovery from indemnitors of remediation costs at one plant site is recorded as of October 31, 2009 and October 31, 2008, respectively. The change in the environmental reserve during the year ended October 31, 2009 primarily consisted of cash payments for remediation costs.

The Company's Nichols Aluminum-Alabama, LLC (NAA) subsidiary operates a plant in Decatur, Alabama that is subject to an Alabama Hazardous Wastes Management and Minimization Act Post-Closure Permit. Among other things, the permit requires NAA to remediate, as directed by the state, historical environmental releases of wastes and waste constituents. Consistent with the permit, NAA has undertaken various studies of site conditions, and during the first quarter of 2006, started a phased program to treat in-place free product petroleum that had been released underneath the plant. Based on its studies to date, which remain ongoing, the Company's remediation reserve at NAA's Decatur plant is $3.3 million. NAA was acquired through a stock purchase in which the sellers agreed to indemnify Quanex and NAA for identified environmental matters related to the business and based on conditions initially created or events initially occurring prior to the acquisition. Environmental conditions are presumed to relate to the period prior to the acquisition unless proved to relate to releases occurring entirely after closing. The limit on indemnification is $21.5 million excluding legal fees. In accordance with the indemnification, the indemnitors paid the first $1.5 million of response costs and have been paying 90% of ongoing costs. Based on its experience to date, its estimated cleanup costs going forward, and costs incurred to date as of October 31, 2009, the Company expects to recover from the sellers' shareholders an additional $3.4 million. Of that, $2.9 million is recorded in Other assets on the Consolidated Balance Sheets, and the remaining balance is reflected in Accounts receivable.

The Company's final remediation costs and the timing of those expenditures will depend upon such factors as the nature and extent of contamination, the cleanup technologies employed, the effectiveness of the cleanup measures that are employed, and regulatory concurrences. While actual remediation costs, therefore, may be more or less than amounts accrued, the Company believes it has established adequate reserves for all probable and reasonably estimable remediation liabilities. It is not possible at this point to reasonably estimate the amount of any obligation for remediation in excess of current accruals because of uncertainties as to the extent of environmental impact, cleanup technologies, and concurrence of governmental authorities. The Company currently expects to pay the accrued remediation reserve through at least fiscal 2016, although some of the same factors discussed earlier could accelerate or extend the timing.

---

[1] Reported in Accrued liabilities on the Consolidated Balance Sheets

Compliance

Quanex incurred expenses of approximately $1.1 million during fiscal 2009 in order to comply with existing environmental regulations. This compares to $1.3 million of expense incurred during fiscal 2008. For fiscal 2010, the Company estimates expenses at its facilities will be approximately $1.1 million for continuing environmental compliance. There were no material capital expenditures for environmental matters during fiscal 2009 or 2008 and no material environmental capital expenditure is planned for fiscal 2010. Future expenditures relating to environmental matters will depend upon the application to the Company and its facilities of future regulations and government decisions. The Company will continue to have expenditures beyond fiscal 2010 in connection with environmental matters, including control of air emissions, control of water discharges and plant decommissioning costs. It is not possible at this time to reasonably estimate the amount of those expenditures, except as discussed above, due to uncertainties about emission levels, control technologies, the positions of governmental authorities and the application of requirements to the Company. Based upon its experience to date, the Company does not believe that its compliance with environmental requirements will have a material adverse effect on its operations, financial condition, or cash flows.

Worker Safety

The Company for many years has maintained effective compliance policies that have helped to minimize liabilities and other financial impacts related to worker safety and environmental issues. These policies include extensive employee training and education, as well as internal policies embodied in our Code of Conduct and elsewhere. The Company plans to continue these policies in the future, and believes that they are a vital component of the Company's continued high performance. Based on experience to date, the Company does not believe that there will be any material adverse effect on its operations, financial condition, or cash flows as a result of maintaining these policies in the future.

Employees

The Company had 1,964 employees at October 31, 2009 and approximately 1,975 at December 15, 2009. Of the total employed, approximately 26% are covered by collective bargaining agreements. Following is a table of collective bargaining agreements currently in place.

Facility	Expires	Union	Covered Employees at 10/31/09
Nichols Aluminum–Lincolnshire	Jan. 2013	International Association of Machinists and Aerospace Workers	87
Truseal Technologies	Dec. 2009[1]	United Steelworkers of America	137
Nichols Aluminum–Alabama	May 2011	United Steelworkers of America	67
Nichols Aluminum–Davenport/Casting	Nov. 2011	International Brotherhood of Teamsters	223

(1) Truseal Technologies, Inc. (Truseal) and United Steel Workers Local 8411 (USW) have been engaged in negotiations for a new labor contract since September of 2009. The current labor contract expired December 15, 2009 without the parties having reached a new agreement. Regretfully, the USW has called a strike. Truseal believes that its final offer is equitable and competitive with manufacturing companies in Southeast Kentucky for both wages and benefits. Truseal is continuing manufacturing operations in Barbourville, Kentucky.

Financial Information about Geographic Areas

For financial information on the Company's foreign and domestic operations, see Note 12 of the Financial Statements contained in this Annual Report on Form 10-K.

Communication with the Company

The Company's website is www.quanex.com. Inquiries to the Company and its Board of Directors are invited. Interested persons may contact the appropriate individual or department by choosing one of the options below.

General

Investor Information:
For Investor Relations' matters or to obtain a printed copy of the Company Code of Business Conduct and Ethics, Corporate Governance Guidelines or charters for the Audit, Compensation and Management Development, and Nominating and Corporate Governance Committees of the Board of Directors, send a request to the Company's principal address below or inquiry@quanex.com. This material may also be obtained from the Company website at www.quanex.com by following the "Corporate Governance" link.

The Company's required regulatory filings such as annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge through the Company's website, as soon as reasonably practicable after they have been filed with or furnished to the Securities and Exchange Commission (SEC) pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (the 1934 Act). Forms 3, 4 and 5 filed with respect to equity securities under Section 16(a) of the 1934 Act are also available on the Company's website. All of these materials are located at the "Investor Relations" link under SEC filings. They can also be obtained free of charge upon request to inquiry@quanex.com or to the Company's principal address below.

Communications with the Company's Board of Directors:
Persons wishing to communicate to the Company's Board of Directors or specified individual directors may do so by sending them in care of The Chairman of the Board of Directors at the Company's principal address below or hotline@quanex.com.

Hotline

Accounting Issues:
Persons who have questions or concerns regarding potential questionable accounting, internal accounting controls or auditing matters may submit them to the Senior Vice President – Finance & Chief Financial Officer at the Company's principal address or hotline@quanex.com.

Such communications will be kept confidential to the fullest extent possible. If the individual is not satisfied with the response, they may contact the Audit Committee or the Nominating and Corporate Governance Committee of the Board of Directors of the Company. If concerns or complaints require confidentiality, then this confidentiality will be protected, subject to applicable laws.

Reporting Potential Illegal or Unethical Behavior:
Employees, officers and directors who suspect or know of violations of the Company Code of Business Conduct and Ethics, or illegal or unethical business or workplace conduct by employees, officers or directors, have an obligation to report it. If the individuals to whom such information is conveyed are not responsive, or if there is reason to believe that reporting to such individuals is inappropriate in particular cases, then the employee, officer or director may contact the Chief Compliance Officer, Chief Financial Officer, Director of Internal Audit, or any

corporate officer in person, by telephone, letter to the Company's principal address or e-mail below. Quanex Building Products also encourages persons who are not affiliated with the Company to report any suspected illegal or unethical behavior.

1) **By Letter**
Quanex Building Products Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

2) **By Telephone**

Direct Telephone	(713) 877-5349
Toll Free Telephone	(800) 231-8176
Toll Free HOTLINE	(888) 704-8222

3) **By Electronic Mail HOTLINE**
hotline@quanex.com

Such communications will be kept confidential to the fullest extent possible. If the individual is not satisfied with the response, they may contact the Nominating and Corporate Governance Committee of the Board of Directors of the Company at the Company's principal address above. If concerns or complaints require confidentiality, then this confidentiality will be protected, subject to applicable laws.

Item 1A. ***Risk Factors***

In addition to the factors discussed elsewhere in this report and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the following are some of the potential risk factors that could cause the Company's actual results to differ materially from those projected in any forward-looking statements. These factors, as well as the other information contained in this document, should be carefully considered when evaluating an investment in the Company's securities. Any of the following risks could have material adverse effects on the Company's financial condition, operating results and cash flow. The below list of important factors is not all-inclusive or necessarily in order of importance.

Worldwide economic conditions and credit tightening could materially adversely affect the Company.

Uncertainty about current global economic conditions poses a risk as consumers may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for the Company's products and services and on the Company's financial condition and operating results.

Additionally, many of the effects and consequences of the global financial crisis and a broader global economic downturn are currently unknown; any one or all of them could potentially have a material adverse effect on the Company's liquidity and capital resources. There could be a number of follow-on effects on the Company's business, including insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of the Company's products, an inability of customers to pay accounts receivable owed to the Company, or delays in the payment of such receivables. Additionally, if these economic conditions persist, the Company's assets may become further impaired.

The price of our common stock has been volatile and could continue to fluctuate in the future.

The market price of the Company's common stock has fluctuated significantly and is likely to continue to fluctuate in the future. Announcements by the Company or others regarding the receipt of customer orders, quarterly variations in operating results, acquisitions or divestitures, additional equity or debt financings, litigation, product developments, patent or proprietary rights, government regulation and general market conditions may have a significant impact on the market price of the Company's common stock.

If the Company's raw materials or energy were to become unavailable or to significantly increase in price, the Company might not be able to timely produce products for its customers or maintain its profit levels.

Quanex requires significant amounts of raw materials, substantially all of which are purchased from outside sources. The Company does not have long-term contracts for the supply of most of its raw materials. The availability and prices of raw materials may be subject to curtailment or change due to new laws or regulations, suppliers' allocations to other purchasers, or interruptions in production by suppliers. In addition, the operation of the Company's facilities requires substantial amounts of electric power and natural gas. Any change in the supply of, or price for, these raw materials could affect its ability to timely produce products for its customers.

The Company depends on supplier relationships, insurance providers, and other vendors, and any disruption in these relationships may cause damage to its customer relationships or delays to its business.

There can be no assurance that the Company's suppliers will be able to meet the Company's future requirements for products and components in a timely fashion. In addition, the availability of many of these components is dependent in part on the Company's ability to provide its suppliers with accurate forecasts of the Company's future requirements. Delays or lost sales could be caused by other factors beyond the Company's control, including late deliveries by vendors. If the Company were required to identify alternative suppliers for any of its required components, qualification and pre-production periods could be lengthy and may cause an increase in component costs and delays in providing products to customers. Any extended interruption in the supply of any of the key components currently obtained from limited sources could disrupt the Company's operations and have a material adverse effect on customer relationships and profitability.

Portions of the Company's business are generally cyclical in nature. Fewer housing starts, reduced remodeling expenditures or weaknesses in the economy could significantly reduce revenue, net earnings and cash flow.

Demand for the Company's products is cyclical in nature and sensitive to general economic conditions. The Company's business supports cyclical industries such as the building and construction industries.

The primary drivers of the Company's business are housing starts and remodeling expenditures. The building and construction industry is cyclical and seasonal, and product demand is based on numerous factors such as interest rates, general economic conditions, consumer confidence and other factors beyond the Company's control. Declines in housing starts and remodeling expenditures due to such factors could have a material adverse effect on the Company's business, results of operations and financial condition. The downturn in the housing market has had an adverse effect on the operating results of the Company's building products business. Further deterioration or prolonged depressed states in industry conditions or in the broader economic conditions of the markets where the Company operates could further decrease demand and pricing for its products and have additional adverse effects on its operations and financial results.

The Company is subject to various environmental requirements, and compliance with, or liabilities under, existing or future environmental laws and regulations could significantly increase the Company's costs of doing business.

The Company is subject to extensive federal, state and local laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, the

Company must make capital and other expenditures on an ongoing basis. For example, environmental agencies continue to develop regulations implementing the Federal Clean Air Act. Depending on the nature of the regulations adopted, the Company may be required to incur additional capital and other expenditures in the next several years for air pollution control equipment, to maintain or obtain operating permits and approvals, and to address other air emission-related issues. Future expenditures relating to environmental matters will necessarily depend upon the application to the Company and its facilities of future regulations and government decisions. It is likely that the Company will be subject to increasingly stringent environmental standards and the additional expenditures related to compliance with such standards. Furthermore, if the Company fails to comply with applicable environmental regulations, the Company could be subject to substantial fines or penalties and to civil and criminal liability.

The Company may not be able to successfully identify, manage or integrate future acquisitions, and if it is unable to do so, the Company's rate of growth and profitability could be adversely affected.

The Company cannot provide any assurance that it will be able to identify appropriate acquisition candidates or, if it does, that it will be able to successfully negotiate the terms of an acquisition, finance the acquisition, or integrate the acquired business effectively and profitably into its existing operations. Integration of future acquired businesses could disrupt the Company's business by diverting management's attention away from day-to-day operations. Further, failure to successfully integrate any acquisition may cause significant operating inefficiencies and could adversely affect the Company's profitability. Consummating an acquisition could require the Company to raise additional funds through additional equity or debt financing. Additional equity financing could depress the market price of the Company's common stock.

The Company operates in competitive markets, and its business will suffer if it is unable to adequately address potential downward pricing pressures and other factors that may reduce operating margins.

The principal markets that the Company serves are highly competitive. Competition is based primarily on the precision and range of achievable tolerances, quality, price and the ability to meet delivery schedules dictated by customers. The Company's competition in the markets in which it participates comes from companies of various sizes, some of which have greater financial and other resources than the Company does and some of which have more established brand names in the markets the Company serves. Any of these competitors may foresee the course of market development more accurately than the Company does, develop products that are superior to the Company's products, have the ability to produce similar products at a lower cost than the Company can, or adapt more quickly than the Company to new technologies or evolving customer requirements. Increased competition could force the Company to lower its prices or to offer additional services at a higher cost to the Company, which could reduce its gross profit and net income.

Original Equipment Manufacturers (OEMs) have significant pricing leverage over suppliers and may be able to achieve price reductions over time, which will reduce the Company's profits.

The Company's products are sold primarily to OEMs, and to a much lesser extent, sold through distributors. There is substantial and continuing pressure from OEMs in all industries to reduce the prices they pay to suppliers. The Company attempts to manage such downward pricing pressure, while trying to preserve its business relationships with its OEM customers, by seeking to reduce its production costs through various measures, including purchasing raw materials and components at lower prices and implementing cost- effective process improvements. However, the Company's suppliers may resist pressure to lower their prices and may seek to impose price increases. If the Company is unable to offset OEM price reductions through these measures, its gross margins and profitability could be adversely affected. In addition, OEMs have substantial leverage in setting purchasing and payment terms, including the terms of accelerated payment programs under which payments are made prior to the account due date in return for an early payment discount.

The Company could lose customers and the related revenues due to the transfer of manufacturing capacity by its customers out of the United States to lower cost regions of the world.

Manufacturing activity in the United States has been on the decline over the past several years. One of the reasons for this decline is the migration by U.S. manufacturers to other regions of the world that offer lower cost labor forces. The combined effect is that U.S. manufacturers can reduce product costs by manufacturing and assembling in other regions of the world and then importing those products to the United States. Some of the Company's customers have shifted production to other regions of the world and there can be no assurance that this trend will not continue. The Company may lose customers and revenues if its customers locate in areas that the Company chooses not to serve or cannot economically serve.

If the Company's relationship with its employees were to deteriorate, the Company could be faced with labor shortages, disruptions or stoppages, which could shut down certain of its operations, reducing revenue, net earnings, and cash flows.

The Company's operations rely heavily on its employees, and any labor shortage, disruption or stoppage caused by poor relations with its employees and/or renegotiation of labor contracts could shut down certain of its operations. Approximately 26% of the Company's employees are covered by collective bargaining agreements which expire between 2009 and 2013. It is possible that the Company could become subject to additional work rules imposed by agreements with labor unions, or that work stoppages or other labor disturbances could occur in the future, any of which could impact financial results. Similarly, any failure to negotiate a new labor agreement when required might result in a work stoppage that could reduce the Company's operating margins and income.

Changes in regulatory requirements or new technologies may render the Company's products obsolete or less competitive.

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of the Company's products obsolete or less competitive, preventing the Company from selling them at profitable prices, or at all. The Company's ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely and cost-efficient basis will be a significant factor in its ability to remain competitive. The Company's business may, therefore, require significant ongoing and recurring additional capital expenditures and investments in research and development. The Company may not be able to achieve the technological advances necessary for it to remain competitive or certain of its products may become obsolete. The Company is also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly.

Equipment failures, delays in deliveries or catastrophic loss at any of the Company's manufacturing facilities could lead to production curtailments or shutdowns that prevent the Company from producing its products.

An interruption in production capabilities at any of the Company's facilities as a result of equipment failure or other reasons could result in the Company's inability to produce its products, which would reduce its sales and earnings for the affected period. In addition, the Company generally manufactures its products only after receiving the order from the customer and thus does not hold large inventories. If there is a stoppage in production at any of the Company's manufacturing facilities, even if only temporarily, or if the Company experiences delays as a result of events that are beyond its control, delivery times could be severely affected. Any significant delay in deliveries to the Company's customers could lead to increased returns or cancellations and cause the Company to lose future sales. The Company's manufacturing facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company has in the past and may in the future experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on the Company's results of operations or financial condition. The Company may not have adequate insurance to compensate it for all losses that result from any of these events.

The Company's business involves complex manufacturing processes that may result in costly accidents or other disruptions of its operations.

The Company's business involves complex manufacturing processes. Some of these processes involve high pressures, temperatures, hot metal and other hazards that present certain safety risks to workers employed at the Company's manufacturing facilities. The potential exists for accidents involving death or serious injury. The potential liability resulting from any such accident, to the extent not covered by insurance, could cause the Company to incur unexpected cash expenditures, thereby reducing the cash available to operate its business. Such an accident could disrupt operations at any of the Company's facilities, which could adversely affect its ability to deliver product to its customers on a timely basis and to retain its current business.

Flaws in the design or manufacture of the Company's products could cause future product liability or warranty claims for which it does not have adequate insurance or affect its reputation among customers.

The Company's products are essential components in buildings and other applications where problems in the design or manufacture of its products could result in property damage, personal injury or death. While the Company believes that its liability insurance is adequate to protect it from future product liability and warranty liabilities, its insurance may not cover all liabilities or be available in the future at a cost acceptable to the Company. In addition, if any of the Company's products prove to be defective, it may be required in the future to participate in a recall involving such products. A successful claim brought against the Company in excess of available insurance coverage, if any, or a requirement to participate in any product recall, could significantly reduce the Company's profits or negatively affect its reputation with customers.

The Company's credit facility contains restrictions on the Company's ability to implement its acquisition program.

The Company's credit facility contains certain restrictions on the Company's ability to enter into acquisitions, including:

- the Company must comply with all terms and conditions of the credit facility on a pro forma basis based on the combined operating results of the acquisition target and the Company;
- if the Company's leverage ratio is greater than 2.50x, acquisitions are limited to 15% of the Company's net worth per transaction; and
- the Company is restricted from incurring certain additional indebtedness.

The above restrictions may impede the Company's ability to carry out an active acquisition program, which is an important component of the Company's future growth strategy. The Company's failure to comply with the terms and covenants in its credit facility could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable.

The Company's credit facility contains certain financial covenants that limit the aggregate availability of funds.

The availability of funds under the credit facility is a function of both the facility amount utilized and meeting covenant requirements. The aggregate availability under the Credit Facility is limited by the Consolidated Leverage Ratio which is based on EBITDA. These restrictions on fund availability could:

- limit the Company's ability to plan for or react to market conditions or meet capital needs
- restrict activities or business plans
- adversely affect the Company's ability to fund operations, or engage in other business activities that would be in the Company's interest.

Failure to obtain alternative financing created by a potential breach of the lender's funding commitment could negatively impact the Company's growth strategy.

The turmoil affecting the banking system and financial markets during the prior year has resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There is no assurance that the Company's lenders will provide any future funding under the credit facility. If the Company's lenders were unable or unwilling to fulfill their lending commitment, the Company would be required to seek alternative funding sources in order to conduct operations. Alternative funding could result in higher interest rates. However, there can be no assurance that alternative financial resources will be available promptly, on favorable terms or at all. Failure to obtain necessary funding could adversely affect the Company's short-term liquidity and ability to make investment in research and development to fund new product initiatives, continue to upgrade process technology and manufacturing capabilities, and actively seek out potential acquisition candidates and could adversely affect our business, financial condition and operating results.

The Company's corporate governance documents as well as Delaware law may delay or prevent an acquisition that stockholders may consider favorable, which could decrease the value of the Company's shares.

The Company's certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire the Company without the consent of its board of directors. These provisions include restrictions on the ability of the Company's stockholders to remove directors and supermajority voting requirements for stockholders to amend the Company's organizational documents, a classified board of directors and limitations on action by the Company's stockholders by written consent. In addition, the Company's board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of the Company's outstanding common stock and the Company. Although the Company believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with its board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

The Company's expansion plans outside the United States may not succeed.

The Company is currently leasing a facility in China although no manufacturing is currently being performed. Any expansion to markets outside the United States will present different and successive risks, expenses and difficulties with regard to applying or modifying our business model to different countries and regions of the world. There can be no assurance that any of the Company's efforts to expand outside the United States will prove successful, that it will not incur operating losses in the future as a result of these efforts or that such efforts will not have a material adverse impact.

The Company's success depends upon its ability to develop new products and services, integrate acquired products and services and enhance its existing products and services through product development initiatives and technological advances.

The Company has continuing programs designed to develop new products and to enhance and improve its products. The Company is expending resources for the development of new products in all aspects of its business. Some of these new products must be developed due to changes in legislative, regulatory or industry requirements or in competitive technologies that render certain of the Company's products obsolete or less competitive. The successful development of the Company's products and product enhancements are subject to numerous risks, both known and unknown, including unanticipated delays, access to significant capital, budget overruns, technical problems and other difficulties that could result in the abandonment or substantial change in the design, development and commercialization of these new products.

Given the uncertainties inherent with product development and introduction, including lack of market acceptance, the Company cannot provide assurance that any of its product development efforts will be successful on a timely basis or within budget, if at all. Failure to develop new products and product enhancements on a timely basis or within budget could harm the Company's business and prospects. In addition, the Company may not be able to achieve the technological advances necessary for it to remain competitive.

The Company's goodwill and indefinite-lived intangible assets may become impaired and result in a charge to income.

The Company's management must use judgment in making estimates of future operating results and appropriate residual values to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. Future operating results and residual values could reasonably differ from the estimates and could require a provision for impairment in a future period which would result in a charge to income from operations in the year of the impairment with a resulting decrease in the Company's recorded net worth.

The Company may not be able to protect its intellectual property.

A significant amount of time, effort and expense is devoted to custom engineering which qualifies the Company's products for specific customer applications and developing superior, proprietary process technology. The Company relies on a combination of copyright, patent, trade secrets, confidentiality procedures and contractual commitments to protect its proprietary information. Despite the Company's efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of the Company's products or otherwise obtain and use its intellectual property. Any patents the Company owns may be invalidated, circumvented or challenged. Any of the Company's pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the claims it seeks, if at all. If the Company cannot protect its proprietary information against unauthorized use, it may not remain competitive, which would have a material adverse effect on the Company's results of operations.

The Company has the ability to issue additional equity securities, which would lead to dilution of its issued and outstanding common stock.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of existing stockholders' equity interests in the Company. The Company is authorized to issue, without stockholder approval, 1,000,000 shares of preferred stock, no par value, in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of the Company's common stock. The Company's board of directors has no present intention of issuing any such preferred shares, but reserves the right to do so in the future. In addition, the Company is authorized, by prior stockholder approval, to issue up to 125,000,000 shares of common stock, $0.01 par value per share. The Company is authorized to issue, without stockholder approval, securities convertible into either common stock or preferred stock.

The Company's insurance providers may be unable to perform under their obligations.

Although the Company believes their insurance providers are creditworthy and that it will collect all amounts owed to them, the failure of these institutions to perform under their obligations could have a material adverse effect on the Company's financial condition, results of operations, and cash flows.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

The following table lists the Company's principal properties together with their locations, general character and the industry segment which uses the facility. Listed facilities are owned by the Company, unless indicated otherwise. See Item 1, "Business," for discussion of the capacity of various facilities.

Location	Principal Products
Engineered Products Segment	
Rice Lake, Wisconsin	Fenestration products
Chatsworth, Illinois	Fenestration products (two plants)[1]
The Dalles, Oregon	Fenestration products
Leased (expires 2017)	
Richmond, Indiana	Fenestration products
Solon, Ohio	Flexible spacer and adhesive research & sales
Leased (expires 2017)	
Barbourville, Kentucky	Flexible spacer/solar adhesives
Luck, Wisconsin	Fenestration products
Richmond, Kentucky	Vinyl extrusions
Winnebago, Illinois	Vinyl extrusions
Mounds View, Minnesota	Fenestration products
Leased (expires 2011)	
Kent, Washington	Vinyl and composite extrusions (two plants)
Leased (leases expiring 2010 and 2011)	
Dubuque, Iowa	Fenestration products
Leased (expires 2012)	
Suzhou, China	Flexible spacer/solar adhesives[1]
Leased (expires 2018)	
Aluminum Sheet Products Segment	
Lincolnshire, Illinois	Aluminum sheet finishing
Davenport, Iowa	Aluminum sheet and finishing (two plants)
Decatur, Alabama	Aluminum sheet finishing
Owned and leased (expires 2018)	
Executive Offices	
Houston, Texas	Corporate Office
Leased (expires 2015)	

The Company believes that its properties are generally in good condition, are well maintained, and are generally suitable and adequate to carry on the Company's business. In fiscal 2009, the Company's facilities operated at approximately 46% of capacity.

Item 3. *Legal Proceedings*

The Company believes there are no new material legal proceedings to which Quanex, its subsidiaries, or their property is subject. For discussion of environmental issues, see Item 1 of this Form 10-K, Note 16 to the Consolidated Financial Statements, located in Item 8 of this Form 10-K.

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(1) One of the two facilities in Chatsworth, Illinois and the Suzhou, China facility were not operating at October 31, 2009.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

Quanex Building Products' common stock, $0.01 par value, is traded on the New York Stock Exchange, under the ticker symbol NX. The following tables present the quarterly common stock cash dividends and the high and low closing prices for the Company's common stock during each fiscal quarter within the two most recent fiscal years.

Quarterly Common Stock Cash Dividends

Paid during the Quarter Ended	2009	2008[1]
January	$0.03	$0.14
April	0.03	0.14
July	0.03	0.03
October	0.03	0.03
Total	$0.12	$0.34

Quarterly Common Stock Sales Price (High & Low Sales Price) [2]

Quarter Ended	2009	2008
January	$10.42	$53.40
	6.40	36.08
April	11.00	55.42
	5.13	14.85
July	12.65	17.98
	8.92	14.04
October	16.73	18.18
	11.60	7.77

The terms of Quanex's revolving credit agreement do not specifically limit the total amount of dividends or other distributions to its shareholders. Dividends and other distributions are permitted so long as after giving effect to such dividend or stock repurchase, there is no event of default.

There were approximately 4,326 holders of Quanex Building Product's common stock (excluding individual participants in securities positions listings) on record as of December 14, 2009.

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[1] The quarterly common stock cash dividends prior to April 23, 2008 reflect dividends of Quanex Corporation prior to the Separation, while dividends after April 23, 2008 reflect dividends of Quanex Building Products, the accounting successor to Quanex Corporation.

[2] The quarterly common stock high & low sales prices prior to April 23, 2008 reflect sales prices of Quanex Corporation prior to the Separation, while prices after April 23, 2008 reflect sales prices of Quanex Building Products, the accounting successor to Quanex Corporation. As a result, the significant variance in the market price range for the second quarter of fiscal 2008 is a direct result of the Separation. The high market price following the Separation in the second quarter of fiscal 2008 was $18.40.

The following graph compares the performance of the Company's common stock to the performance of the Standard & Poor's 500 Index (S&P 500), the Russell 2000 Index, and the Company's peer group.



COMPARISON OF CUMULATIVE TOTAL RETURN
$120
$100
$80
$60
$40
4/23/08
4/30/08
7/31/08
10/31/08
1/31/09
4/30/09
7/31/09
10/31/09
Quanex Building Products Corporation
S&P 500 Index
Russell 2000 Index
Peer Group

Company Name / Index	Base Period 4/23/08	4/30/08	7/31/08	10/31/08	1/31/09	4/30/09	7/31/09	10/31/09
		Indexed Returns for Quarters Ended						
Quanex	100	113.18	102.74	61.23	56.93	69.01	80.26	100.59
S&P 500 Index	100	100.41	92.35	71.01	61.00	64.95	73.92	77.97
Russell 2000 Index	100	101.17	101.28	76.49	63.42	70.07	80.29	81.43
Industry Peer Group	100	104.08	93.50	70.22	57.84	68.12	78.87	73.13

Quanex Building Products Corporation was initially listed and began trading on the New York Stock Exchange on April 24, 2008. The graph assumes $100 invested on April 23, 2008 in Quanex Building Products Corporation common stock, in the S&P 500, Russell 2000 Index and in the Industry Peer Group. The companies included in the Industry Peer Group are: American Woodmark Corp, Apogee Enterprises Inc, Builders Firstsource, Building Materials HLDG CP, Drew Industries Inc, Eagle Materials Inc, Gibraltar Industries Inc, Griffon Corp, Louisiana-Pacific Corp, NCI Building Systems Inc, Simpson Manufacturing Inc and Trex Co Inc.

Equity Compensation Plan Information

The following table summarizes as of October 31, 2009 certain information regarding equity compensation to the Company's employees, officers, directors and other persons under equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders........................	1,409,921	$12.38	1,169,697

Item 6. *Selected Financial Data*

The following selected consolidated financial data for the years ended October 31, 2005 through October 31, 2009 is derived from the Company's audited Consolidated Financial Statements. All periods have been adjusted on a retroactive basis to give effect for the Separation as well as the Company's March 2006 and December 2004 three-for-two stock splits in the form of a stock dividend. Unless otherwise noted, all information in the table below reflects only continuing operations. The data set forth should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K. The historical information is not necessarily indicative of the results to be expected in the future.

Glossary of Terms

The exact definitions of commonly used financial terms and ratios vary somewhat among different companies and investment analysts. The following list gives the definition of certain financial terms that are used in this report:

Asset turnover (continuing): Net sales divided by the average of beginning of year and end of year total assets excluding discontinued operations' assets.

Working capital (continuing): Current assets less current liabilities (both excluding discontinued operations).

Current ratio (continuing): Current assets divided by current liabilities (both excluding discontinued operations).

Continuing return on common stockholders' equity: Income from continuing operations attributable to common stockholders divided by the average of beginning of year and end of year common stockholders' equity.

Continuing return on investment: The sum of income from continuing operations and the after-tax effect of interest expense less capitalized interest divided by the sum of the beginning of year and end of year averages for short and long-term debt and stockholders' equity.

Selected Financial Data 2005 – 2009

	Fiscal years ended October 31,				
	2009	2008[(1)]	2007[(1)]	2006[(1)]	2005[(1)(2)]
	(In thousands, except per share data and employees)				
Selected Operating Results Data:					
Net sales	$ 585,010	$ 868,933	$ 963,974	$1,043,773	$ 952,025
Operating income (loss)[(3)]	(180,081)	20,981	88,169	104,764	103,229
Income (loss) from continuing operations	(137,091)	15,904	57,131	64,956	61,456
Percent of net sales	(23.4)%	1.8%	5.9%	6.2%	6.5%
Income (loss) from discontinued operations, net of tax[(3)]	—	5,675	77,491	95,227	93,704
Net income (loss)[(3)]	$ (137,091)	$ 21,579	$ 134,622	$ 160,183	$ 155,160
Diluted Earnings Per Share Data:					
Income (loss) from continuing operations	$ (3.67)	$ 0.41	$ 1.45	$ 1.64	$ 1.54
Net income (loss)	$ (3.67)	$ 0.56	$ 3.41	$ 4.08	$ 3.95
Cash dividends declared[(4)]	$ 0.1200	$ 0.3400	$ 0.5600	$ 0.4833	$ 0.3733
Financial Position—Year End:					
Total assets, including discontinued operations[(5)]	$ 543,600	$ 680,847	$1,334,822	$1,202,151	$1,114,778
Asset turnover (continuing)	1.0	1.4	1.6	1.7	1.9
Working capital (continuing)	178,543	131,452	38,438	37,457	34,179
Current ratio (continuing)	2.8 to 1	2.1 to 1	1.4 to 1	1.3 to 1	1.3 to 1
Total debt	$ 2,266	$ 2,551	$ 4,015	$ 6,736	$ 9,256
Stockholders' equity	422,526	547,828	883,149	758,515	656,742
Total capitalization	$ 424,792	$ 550,379	$ 887,164	$ 765,251	$ 665,998
Depreciation and amortization	32,715	35,072	37,991	36,999	32,701
Capital expenditures, net	16,153	15,815	15,904	27,072	28,087
Other Data:					
Continuing return on investment–percent	(28.0)%	2.3%	7.0%	9.2%	10.7%
Continuing return on common stockholders' equity–percent	(28.3)%	2.2%	7.0%	9.2%	10.6%
Average number of employees	1,961	2,373	2,744	3,084	2,883
Net sales per average employee	$ 298	$ 366	$ 351	$ 338	$ 330

(1) During the second quarter of 2008, the Company spun off Quanex Corporation's Building Products business immediately followed by the merger of Quanex Corporation (consisting primarily of the Vehicular Products business and all non-Building Products related corporate accounts) with a wholly-owned subsidiary of Gerdau. During the fourth quarter of 2005, the Company sold its Temroc business and in the first quarter of 2005, the Company sold its Piper Impact business. Accordingly, the assets and liabilities of the Vehicular Products business and all non-Building Products related corporate accounts, Temroc, and Piper Impact are reported as discontinued operations in the Consolidated Balance Sheets for all periods presented, and their operating results are reported as discontinued operations in the Consolidated Statements of Income for all periods presented (see Note 3 in Item 8).

(2) In December 2004, the Company acquired Mikron and accounted for the acquisition under the purchase method of accounting. Accordingly, Mikron's estimated fair value of assets acquired and liabilities assumed in the acquisition and the results of operations are included in the Company's Consolidated Financial Statements as of the effective date of the acquisition.

(3) Includes effects in fiscal 2009 of the Company's $182.6 million (pretax) and $141.4 million (after-tax) asset impairment charge in accordance with ASC Topic 350 and ASC Topic 360. Includes effects in fiscal 2005 of Temroc's $13.1 million (pretax and after-tax) asset impairment charge in accordance with ASC Topic 350 and ASC Topic 360.

(4) The quarterly common stock cash dividends prior to April 23, 2008 reflect dividends of Quanex Corporation prior to the

Separation, while dividends after April 23, 2008 reflect dividends of Quanex Building Products, the accounting successor to Quanex Corporation.

(5) Total assets include assets of discontinued operations of $742.3 million, $582.1 million, and $490.9 million at October 31, 2007, 2006, and 2005, respectively.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

The discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements of the Company and the accompanying notes.

Private Securities Litigation Reform Act

Certain of the statements contained in this document and in documents incorporated by reference herein, including those made under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" are "forward-looking" statements as defined under the Private Securities Litigation Reform Act of 1995. Generally, the words "expect," "believe," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address future operating performance, events or developments that the Company expects or anticipates will occur in the future, including statements relating to volume, sales, operating income and earnings per share, and statements expressing a general outlook about future operating results, are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and the present projections or expectations. As and when made, management believes that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made and there can be no assurance that such forward-looking statements will occur. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors exist that could cause the Company's actual results to differ materially from the expected results described in or underlying the Company's forward-looking statements. Such factors include domestic and international economic activity, prevailing prices of aluminum scrap and other raw material costs, the rate of change in prices for aluminum scrap, energy costs, interest rates, construction delays, market conditions, particularly in the home building and remodeling markets, any material changes in purchases by the Company's principal customers, labor supply and relations, environmental regulations, changes in estimates of costs for known environmental remediation projects and situations, world-wide political stability and economic growth, the Company's successful implementation of its internal operating plans, acquisition strategies and integration, performance issues with key customers, suppliers and subcontractors, and regulatory changes and legal proceedings. Accordingly, there can be no assurance that the forward-looking statements contained herein will occur or that objectives will be achieved. All written and verbal forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors. For more information, please see Item 1A, "Risk Factors".

Separation and Merger

The Company operates two businesses: Engineered Products and Aluminum Sheet Products. The Engineered Products business produces window and door components for OEMs that primarily serve the North American residential construction and remodeling markets. The Aluminum Sheet Products business produces mill finished and coated aluminum sheet serving the broader building and construction markets, as well as other transportation and capital goods markets.

Prior to April 23, 2008, the Company also operated a Vehicular Products business which produced engineered steel bars for the light vehicle, heavy duty truck, agricultural, defense, capital goods, recreational and energy markets.

As more fully described in Notes 1 and 3 of the Consolidated Financial Statements in Item 8, on April 23, 2008, Quanex Corporation spun off its building products businesses in a taxable spin and merged its vehicular products business with a wholly-owned subsidiary of Gerdau S.A. (Gerdau). Notwithstanding the legal form of the transactions, because of the substance of the transactions, Quanex Building Products Corporation was the divesting entity and treated as the "accounting successor," and Quanex Corporation was the "accounting spinnee" for financial reporting purposes in accordance with the Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 505-60 "*Spinoffs and Reverse Spinoffs*" (ASC 505-60).

The spin-off and subsequent merger is hereafter referred to as the "Separation". For purposes of describing the events related to the Separation, as well as other events, transactions and financial results of Quanex Corporation and its subsidiaries related to periods prior to April 23, 2008, the term "the Company" refers to Quanex Building Products Corporation's accounting predecessor, or Quanex Corporation.

In accordance with the provisions of ASC Topic 205-20 "*Presentation of Financial Statements – Discontinued Operations*" (ASC 205-20), effective with the closing of the Separation on April 23, 2008, the results of operations and cash flows related to the Company's vehicular products and non-building products related corporate items are reported as discontinued operations for all periods presented. There were no assets or liabilities of discontinued operations as of October 31, 2009 or 2008. Unless otherwise noted, all disclosures in the notes accompanying the Consolidated Financial Statements as well as all discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations reflect only continuing operations.

Transaction Expenditures

In connection with the Separation, the Company recognized $0.1 million and $16.8 million of transaction expenses during the twelve months ended October 31, 2009 and October 31, 2008, respectively, that were expensed as incurred. All of the year ended October 31, 2009 expenses are recognized in Selling, general and administrative expenses. Of the transaction expenses recognized for the year ended October 31, 2008, $2.9 million is included in Selling, general and administrative expenses and $13.9 million is included in discontinued operations. In accordance with the Separation related agreements, transaction costs related to the merger were to be paid entirely by Gerdau, whereas the transaction costs related to the spin-off of Quanex Building Products were to be split 50/50 between Gerdau and Quanex Building Products Corporation. As such, Quanex Building Products' portion of the spin-off transaction costs is presented in Selling, general and administrative expenses and all merger related transaction costs and the remaining spin-off costs are presented in discontinued operations. Further details of the spin-off and merger transaction costs are presented in the Corporate & Other Results of Operations section below and in Notes 1 and 3 of Item 8.

Results of Operations

Summary Information as % of Sales

	Years Ended October 31,[1]					
	2009		2008		2007	
	Dollar Amount	% of Sales	Dollar Amount	% of Sales	Dollar Amount	% of Sales
	(Dollars in millions)					
Net sales	$ 585.0	100%	$ 868.9	100%	$ 964.0	100%
Cost of sales[2]	489.3	84	717.3	83	767.1	80
Selling, general and administrative.	60.5	10	95.5	11	70.7	7
Impairment of goodwill and intangibles	182.6	31	—	—	—	—
Depreciation and amortization	32.7	6	35.1	4	38.0	4
Operating income (loss)	(180.1)	(31)	21.0	2	88.2	9
Interest expense	(0.5)	—	(0.5)	—	(0.6)	—
Other, net	0.4	—	5.2	1	0.3	—
Income tax (expense) benefit	43.0	7	(9.8)	(1)	(30.8)	(3)
Income from continuing operations	$ (137.2)	(23)%	$ 15.9	2%	$ 57.1	6%

(1) All periods presented exclude the vehicular products business and all non-building products related corporate accounts which are included in discontinued operations.
(2) Exclusive of items shown separately below.

Overview

The Company continued to experience downward trends in its primary end markets resulting in a decline in sales and overall operating income. Housing starts have declined significantly in recent years from record highs in fiscal 2005 of over 2.0 million to 1.9 million in 2006, 1.4 million in 2007, and 0.9 million in 2008. Fiscal 2009 housing starts are estimated to be below 0.6 million units, down approximately 30% from prior year. Additionally, residential remodeling is estimated to be down approximately 10% in fiscal 2009 compared to 2008 following a 10% decline the previous year. While the condition of the company's primary end markets remain historically weak, the Company continues to demonstrate its ability to outperform the market by its deftness at developing new products, cultivating new customers, as well as benefiting from its longstanding relationships with leading customers who the Company believes continue to grow share. All of these factors, coupled with a continuous focus on the controllable internal factors and financial position of the Company, resulted in the Company not only performing relatively well in difficult times, but positioning it to gain additional market share, and grow as the housing market recovers.

The first half of fiscal year 2009 was extremely difficult, driven by the collapse of the housing market along with a collapse of aluminum prices to an inflation adjusted record low. With markets still depressed, the Company saw a sales improvement in the second half of the fiscal year due to a better than expected seasonal pickup from the building season. Despite the difficult economic challenges in 2009 and resulting pressure on sales volume, Quanex produced respectable cash generation in 2009, the result of significant improvements in working capital, a focus on cost controls, lean initiatives and price realization.

The Company believes that consumer demand for more energy efficient products and its ability to provide innovative window and door systems, in addition to stand-alone components, will fuel its organic growth. The Company works closely with its customers in all phases of product development, which is critical to increasing revenue and a significant factor for its success in this otherwise difficult period. Efforts are also ongoing to increase business in the repair and remodel sector of the residential market. Demographics for long-term housing demand in the United States remain favorable when factoring the projected population increase and continuing immigration. Quanex began cross-selling initiatives in 2009 that combine the best design, engineering and marketing talent within Engineered Products. The Company believes that taking a more disciplined approach to the way it seeks new business opportunities will make it a more successful company and a stronger competitor by offering customers a more robust slate of systems, products and services. The Company is elevating its programs to develop more energy efficient products and just introduced a product (EnergyCore) that it believes is the most energy efficient window system in the country. These programs and initiatives coupled with an eventual return to a normal housing market will benefit the segment over the long-term.

In addition to the housing market impact on the Company's net sales and operating income, the Company incurred impairments of its goodwill, and to a lesser extent, its other intangible assets in fiscal 2009 of $182.6 million. For additional information on the impairment charges see Note 4, "Goodwill and Acquired Intangible Assets," in the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K. In fiscal 2008, transaction and other non-cash Separation expenses negatively impacted the Company's Selling, general and administrative expense and the resulting overall operating income by $26.5 million. Partially offsetting this in fiscal 2008 was the recognition of $4.0 million in Other, net for the receipt of merger proceeds by the Company's Rabbi trust.

Business Segments

Business segments are reported in accordance with ASC Topic 280 "*Segment Reporting*" (ASC 280). ASC 280 requires that the Company disclose certain information about its operating segments, where operating segments are defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance". Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

Quanex has two reportable segments: Engineered Products and Aluminum Sheet Products. The Engineered Products segment produces finished products, components and systems serving the window and door industry, while the Aluminum Sheet Products segment produces mill finished and coated aluminum sheet serving the broader building products markets and secondary markets like recreational vehicles and capital equipment. The main market drivers of the two segments are residential housing starts and remodeling expenditures.

For financial reporting purposes, three of the Company's four operating segments, Homeshield, Truseal and Mikron, have been aggregated into the Engineered Products reportable segment. The remaining division, Nichols Aluminum (Aluminum Sheet Products), is reported as a separate reportable segment with Corporate & Other comprised of corporate office expenses and certain inter-division eliminations. The sale of products between segments is recognized at market prices. The financial performance of the operations is based upon operating income. The segments follow the accounting principles described in the Summary of Significant Accounting Principles, see Item 8, Note 1. The two reportable segments value inventory on a FIFO or weighted-average basis while the LIFO reserve relating to those operations accounted for under the LIFO method of inventory valuation is computed on a consolidated basis in a single pool and treated as a corporate item.

Engineered Products – Three Years Ended October 31, 2009

The following table sets forth selected operating data for the Engineered Products segment:

	Years Ended October 31, (Dollars in millions)			% Change	
	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
Net sales	$ 323.3	$ 407.9	$ 457.8	(20.7)%	(10.9)%
Cost of sales[1]	244.6	312.8	346.7	(21.8)	(9.8)
Selling, general and administrative	34.3	39.1	39.4	(12.3)	(0.8)
Impairment of goodwill and intangibles	162.2	—	—	100.0	—
Depreciation and amortization	23.6	26.1	27.9	(9.6)	(6.5)
Operating income (loss)	$ (141.4)	$ 29.9	$ 43.8	**	(31.7)%
Operating income (loss) margin	(43.7)%	7.3%	9.6%		

The primary market drivers for the Engineered Products segment are North American housing starts and residential remodeling expenditures. The U.S. housing market deteriorated approximately 30% from 2008 to 2009 following a 31% decline from fiscal 2007 to 2008 while residential remodeling activity is estimated to be down 10% in each of the last two fiscal years. Comparatively, net sales at Engineered Products were down only 21% in fiscal 2009 and only 11% in fiscal 2008. The Company's ability to consistently outperform the market, even in this very tough economic environment, is testimony to the market-leading positions its customers hold in the window and door industry, and of significant importance, the Company's collaboration with them on a broad range of new product and program initiatives.

The 21% and 11% decline in net sales at the Engineered Products segment in fiscal 2009 and fiscal 2008, respectively, is due to reduced volumes attributable to the continued falloff of housing starts and lower remodeling and repair expenditures. Partially offsetting the impact of the market falloff was targeted price increases that took effect across the segment in late 2008 and 2009 and the continued growth of new products and programs. Additionally, the Company believes that the steady demand it saw during the fiscal fourth quarter of 2009 indicated that the Company's customers continue to find success gaining more share in the residential remodeling and replacement market, driven in part by the $1,500 tax credit for purchasing energy efficient replacement windows. The Engineered Products segment continues to develop and is currently producing and selling products that position it well for the anticipated increase in "Green Building" as the Company's thermally-efficient products are viewed more favorably by consumers when compared to less efficient products. Additionally, the Company's current product offerings position it well as more stringent building codes and standards are instituted, the broadest of which are the new Energy Star standards that become more stringent in future years.

Net sales less cost of sales for fiscal 2009 compared to 2008 and 2007 have declined each year primarily as the result of reduced volumes from the depressed building products market over the periods. The Company has taken the necessary actions to right-size the business by reducing variable and fixed costs and will continue to size the operations to match on-going demand. Net sales less cost of sales as a percent of net sales has increased sequentially from the first quarter of 2009 to the fourth quarter of fiscal 2009 as a direct result of the Company's right-sizing efforts and price realization combined with higher sales volume. As a result of the Company's ability to right-size to demand, along with price realization and growth in higher margin products, the margins for the full year of fiscal 2009 rose to fiscal 2007 levels even though housing starts in fiscal 2009 were less than half those in 2007.

The segment reduced its Selling, general and administrative costs in fiscal 2009 compared to fiscal 2008 by $4.8 million. This was achieved through various means including reduced headcount, less outside contract services,

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(1) Exclusive of items shown separately below.

** Percentage change not meaningful due to impairment of goodwill and intangible assets.

a continued emphasis on cost control for various programs and reduction in variable pay incentives corresponding to lower levels of earnings. During the first quarter of 2009, the Company completed the consolidation of two fenestration component facilities into a single facility in order to help reduce operating costs and increase operating efficiencies. The Company anticipates demand-driven sizing efforts will remain a focus in fiscal 2010. The $162.2 million non-cash impairment charge reflected in 2009 represents $11.9 million of impairment on acquired intangible assets and $150.3 million of impairment charge on goodwill. For additional information on the impairment charges see Note 4, "Goodwill and Acquired Intangible Assets," in the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K. Depreciation and amortization has declined in 2009 compared to 2008 due to the aforementioned intangible asset impairment (other than goodwill) in the first fiscal quarter of 2009.

On December 15, 2009, Truseal's contract with the local Southeast Kentucky United Steel Workers union expired; regretfully, a new agreement was not reached and the union has chosen to strike. The Company will incur some additional costs, including legal, security and freight costs, to handle the strike. In the meantime, the Company does not expect any significant impact to its ongoing operations as Truseal is continuing and expects to continue to operate its plant in Barbourville, Kentucky and service its customers. For additional discussion see the section "Employees" under Item 1 of this Form 10-K.

Aluminum Sheet Products – Three Years Ended October 31, 2009

The following table sets forth selected operating data for the Aluminum Sheet Products segment:

	Years Ended October 31, (Dollars in millions)			% Change	
	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
Net sales	$ 273.7	$ 479.9	$ 524.2	(43.0)%	(8.5)%
Cost of sales[(1)]	264.1	422.7	439.5	(37.5)	(3.8)
Selling, general and administrative	6.6	8.1	9.1	(18.5)	(11.0)
Impairment of goodwill and intangibles	20.4	—	—	100.0	—
Depreciation and amortization	9.0	8.8	9.9	2.3	(11.1)
Operating income (loss)	$ (26.4)	$ 40.3	$ 65.7	**	(38.7)
Operating income (loss) margin	(9.6)%	8.4%	12.5%		
Shipped pounds	223.0	285.2	311.0	(21.8)%	(8.3)%

The primary market drivers for the Aluminum Sheet Products segment are North American housing starts and residential remodeling activity which together represent about 65% of the segment's sales. As previously discussed, these primary market drivers declined from 2007 to 2009.

The decrease in net sales at the Aluminum Sheet Products segment was primarily the result of reduced volume due to the very soft primary and secondary markets; pounds shipped declined by 22% in fiscal 2009 compared to fiscal 2008 following an 8% volume decline in 2008 compared to 2007. The Company believes that its aluminum shipments were in line with industry demand during the first half of fiscal 2009 but were better than industry demand during the second half of the fiscal year as the Company was able to capitalize on short lead time sales opportunities and solid execution by the Aluminum Sheet Products team. Additionally, 2009 net sales were down as the average selling price during 2009 was approximately 27% below the same 2008 period primarily due to lower aluminum prices. The London Metals Exchange (LME) aluminum price fell dramatically during the first quarter of 2009, down approximately 32% to an inflation adjusted record low price of $0.63 per pound. LME aluminum prices continued to fall in the second quarter of 2009 to a new inflation-adjusted low of $0.57 per pound

[(1)]Exclusive of items shown separately below.

** Percentage change not meaningful due to impairment of goodwill.

before climbing back to approximately $0.80 per pound by the end of the third quarter and remaining relatively flat through the end of fiscal 2009. Average selling prices were relatively flat in 2008 compared to 2007. LME for aluminum pricing is the most commonly used index for correlating aluminum sheet prices.

The segment reduced its Selling, general and administrative costs by $1.5 million in fiscal 2009 compared to 2008 levels and by $1.0 million in 2008 compared to 2007. These reductions were achieved through various means including reduced staffing and reduction in variable pay incentives corresponding to lower levels of earnings. Depreciation declined beginning in 2008 as capital expenditures are being held in line by the current economic environment. The $20.4 million non-cash impairment charge reflected in the 2009 results represents the write-off of all of the segment's goodwill. For additional information on the goodwill impairment charge see Note 4, "Goodwill and Acquired Intangible Assets," in the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

Operating income decreased at the Aluminum Sheet Products segment for 2009 compared to 2008 primarily as a result of reduced spreads (sales price less material costs) and lower volumes. Fiscal 2009 spreads per pound were down 27% over spreads per pound in fiscal 2008. Spreads and operating income were negatively impacted by about $13 million in the first half of 2009 due to high scrap inventories combined with the dramatic fall in aluminum prices. The historically low aluminum prices, combined with relatively high cost aluminum scrap inventory, negatively impacted the segment's spread through the first half of the year. Spread per pound and operating income in the second half of 2009 improved over the first half driven primarily by higher LME aluminum prices. Spread per pound in 2008 was down approximately 7% compared to 2007; this decline in spread was primarily due to a lower mix of painted sheet and to a lesser extent in 2008 from pricing from over capacity pressures. Also contributing to the decline in operating income in 2008 compared to 2007 were increased utility and freight costs.

The Aluminum Sheet Products' operating income and margins are impacted by changes in LME as material spreads are correlated with aluminum prices over time. Declines in LME result in spread compression; however, as LME rebounds, spread and profits expand.

Corporate and Other – Three Years Ended October 31, 2009

	Years Ended October 31, (Dollars in millions)			**$ Change**	
	2009	**2008**	**2007**	**2009 vs. 2008**	**2008 vs. 2007**
Net sales	$ (12.0)	$ (18.9)	$ (18.0)	$ 6.9	$ (0.9)
Cost of sales[1]	(19.4)	(18.2)	(19.1)	(1.2)	0.9
Selling, general and administrative	19.6	48.3	22.2	(28.7)	26.1
Depreciation and amortization	0.1	0.2	0.2	(0.1)	—
Operating income (loss)	$ (12.3)	$ (49.2)	$ (21.3)	$ 36.9	$ (27.9)

Corporate and other operating expenses, which are not in the segments mentioned above, include inter-segment eliminations, the consolidated LIFO inventory adjustments (calculated on a combined pool basis) corporate office expenses and Quanex Building Products Corporation's portion of transaction-related costs. Net sales amounts represent inter-segment eliminations between the Engineered Products segment and the Aluminum Sheet Products segment with an equal and offsetting elimination in Cost of sales. LIFO adjustments are reported in Corporate Cost of sales. The Company incurred LIFO income of $7.8 million during fiscal year 2009 primarily due to a reduction in aluminum scrap values held by the Company. This compares to expense of $0.4 million in fiscal 2008 and income of $1.3 million in 2007 in the form of LIFO inventory adjustments. Fluctuations associated with the LIFO

[1] Exclusive of items shown separately below.

inventory adjustment comprise a majority of the change from year to year in the Corporate and Other Net Sales less Cost of sales.

Selling, general and administrative costs were unusually high in fiscal 2008 as a direct result of $26.5 million of transaction related expenses from the Separation in 2008. Following is the breakdown of transaction-related expenses (in millions):

	2009	2008	2007
Quanex Building Product's share of spin-off transaction costs	$ 0.1	$ 2.9	$ —
Stock–based compensation expense – modification impact	—	22.8	—
Acceleration of executive incentives and other benefits	—	0.8	—
Total transaction related expenses	$ 0.1	$ 26.5	$ —

Quanex Building Products Corporation's portion of spin-off transaction costs include investment banking fees paid upon consummation of the spin-off, legal fees and accounting related fees, amounting to $2.9 million in 2008. The Company effectively treated the Separation as though it constituted a change in control for purposes of the Company's stock option plans, restricted stock plans, long-term incentive plans and non-employee director retirement plan. As a result, all unvested stock options, restricted shares and long-term incentives vested as set forth in the Separation related agreements prior to completion of the Separation on April 23, 2008. Additionally, all outstanding stock options were to be cash settled by Gerdau following the Separation. The amounts presented above are only the incremental amount of expense that was recognized as a result of the accelerated vesting of the various awards and ultimate cash settlement of the stock options. Also, the amounts presented above represent only the expense associated with active Quanex Building Products Corporation employees and directors as of the time of the Separation. The same such expense related to Vehicular Products and former vehicular and corporate employees and directors is included in discontinued operations.

In addition to transaction costs, Selling, general, and administrative costs for fiscal 2009, declined due to lower variable pay incentive costs corresponding to the Company's lower earnings and lower professional fees. Partially offsetting these declines was an increase in mark-to-market expense associated with the deferred compensation plan reflecting the increase in the Company's stock price as well as the market value of other investments held by the deferred compensation plan during the 2009 period.

Other Items – Three Years Ended October 31, 2009

Interest expense for fiscal 2009 was $0.5 million compared to $0.5 million in fiscal 2008 and $0.6 million in fiscal 2007. No amounts were borrowed against the revolving credit facility during fiscal 2009, 2008, or 2007.

Other, net typically includes interest income earned on the Company's cash and equivalents and changes associated with the cash surrender value of life insurance. Other, net for fiscal 2009 was income of $0.4 million compared to $5.2 million in fiscal 2008 and $0.4 million in fiscal 2007. Other, net for fiscal 2008 reflects the positive impact of the Separation on the Company's Rabbi trust. Prior to the Separation, the Rabbi trust held Quanex Corporation common stock which was recorded as contra-equity at historical cost. Upon completion of the Separation the Rabbi trust was separated between Quanex Building Products Corporation and Gerdau. For each share held in the Quanex Building Products Rabbi trust, it received the merger proceeds of $39.20 per share and one share of Quanex Building Products common stock. The shares of Quanex Building Products common stock are recorded at the same historical cost as before as a contra-equity, whereas any cash held by the Rabbi trust is consolidated in Other current assets. The merger proceeds equated to $4.0 million to the Rabbi trust, which was recorded as income in Other, net in the second fiscal quarter of 2008.

The Company's annual effective tax benefit for fiscal 2009 was 23.9% compared to 38.1% in fiscal 2008 and 35.0% in fiscal 2007. This tax rate benefit for 2009 is unusually low primarily due to the nondeductible portion of the goodwill impairment charge in the current fiscal year. In contrast, the 2008 rate was higher than normal due to transaction costs that were non-deductible for tax purposes with pretax income in 2008. For further discussion of the goodwill impairment charge see Note 4, "Goodwill and Acquired Intangible Assets," in Notes to Consolidated Financial Statements in Item 8 of this Form 10-K. The lower effective rate in 2007 is primarily attributable to an update of the rate on deferred balances.

Income from discontinued operations, net of taxes was $5.7 million and $77.5 million for fiscal 2008 and 2007, respectively, and consists largely of the results of the Vehicular Products business and all non-Building Products related corporate accounts which were spun off as a result of the Separation. Fiscal 2008's results represent only six months of ownership prior to the Separation compared to a full year in 2007. Additionally, 2008 is burdened with Gerdau's share of transaction costs, stock-based compensation modification impact for vehicular products and former corporate employees and loss on extinguishment of convertible debentures. See Note 3 of Item 8 for further information regarding the composition of discontinued operations.

Outlook-Fiscal 2010

High unemployment, relatively high inventories of new and existing homes for sale, and high rates of foreclosures will continue to be a drag on the Company's business for the next twelve months. However, the Company believes both new home construction and remodeling activity bottomed during fiscal 2009, and expects slightly better sales and improved earnings in 2010 compared to 2009. The Company expects the first half of 2010 to be challenging and it is uncertain as to how long end markets will remain at depressed levels, so it must continue to operate businesses with reduced staffs and minimal levels of materials. This uncertainty makes it challenging to precisely estimate segment operating income for fiscal 2010.

At this time, Engineered Products is expected to earn $25 million to $30 million in operating income in 2010, predominantly in the second half. Improved earnings in 2010 compared to 2009 will come from a combination of new product opportunities, new customers, and modest improvements in its two end markets.

Aluminum Sheet Products is expected to earn about $10 million in operating income in 2010, predominantly in the second half. This 2010 guidance assumes an aluminum spread generally in-line with 2009, and slightly higher shipments. This guidance represents an improvement over 2009 results that were negatively impacted by about $13 million in the first half due to high scrap inventories combined with a dramatic fall in aluminum prices. While it is problematic to predict aluminum prices, the Company does not expect aluminum prices to fall 60% again in 2010, nor does it expect to be impacted by high scrap inventories to the same extent as 2009.

Financial guidance for Engineered Products and Aluminum Sheet Products assumes 0.6 million new home starts and flat to slightly better remodeling activity and excludes estimated corporate expenses of $23 million and any impact from LIFO. Additionally, fiscal 2010 estimates for capital expenditures, and depreciation and amortization are $22 million and $30 million, respectively.

Liquidity and Capital Resources

Sources of Funds

The Company's principal sources of funds are cash on hand, cash flow from operations, and borrowings under its $270.0 million Senior Unsecured Revolving Credit Facility (the Credit Facility). As of October 31, 2009, the Company has a solid liquidity position, comprised of cash and equivalents and adequate availability under the Company's Credit Facility. The Company has $123.6 million of cash and equivalents, $109.5 million of current availability under the revolving credit facility and minimal debt of $2.3 million as of October 31, 2009. The Company has grown its cash and equivalents balance steadily throughout 2009 from $67.4 million as of October 31, 2008 to $123.6 million at October 31, 2009. The Company's strategy for cash uses in 2010 are to invest in organic growth opportunities, make strategic acquisitions that fit its fenestration vision, continue to fund its cash dividend, and potentially, at times, repurchase stock.

The Company's excess cash was invested in money market funds throughout most of fiscal year 2008 as well as some commercial paper and auction rate securities preceding the Separation. Beginning in September 2008, however, the Company's cash has been invested only in Treasury Money Market Funds due to the conditions of the financial market. The Company's current investments are with institutions that the Company believes to be financially sound. The Company intends to remain in highly rated overnight money market funds following a prudent investment philosophy. The Company had no material losses on its cash and marketable securities investments during fiscal 2009 and 2008.

The Credit Facility was executed on April 23, 2008 and has a five-year term. Proceeds from the Credit Facility may be used to provide availability for acquisitions, working capital, capital expenditures, and general corporate purposes. Borrowings under the Credit Facility bear interest at a spread above LIBOR based on a combined leverage and ratings grid. There are certain limitations on additional indebtedness, asset or equity sales, and acquisitions. Dividends and other distributions are permitted so long as after giving effect to such dividend or stock repurchase, there is no event of default. Under the Credit Facility, the Company is obligated to comply with certain financial covenants requiring the Company to maintain a Consolidated Leverage Ratio of no more than 3.25 to 1 and a Consolidated Interest Coverage Ratio of no less than 3.00 to 1. As defined by the indenture, the Consolidated Leverage Ratio is the ratio of consolidated indebtedness as of such date to consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the previous four fiscal quarters, and the Interest Coverage Ratio is the ratio of consolidated EBITDA to consolidated interest expense, in each case for the previous four fiscal quarters. EBITDA is defined by the indenture to include proforma EBITDA of acquisitions and to exclude certain items like goodwill and intangible asset impairments and certain other non-cash charges. The availability under the Credit Facility is a function of both the facility amount utilized and meeting covenant requirements. Additionally, the availability of the Credit Facility is dependent upon the financial viability of the Company's lenders. The Credit Facility is funded by a syndicate of nine banks, with three banks comprising over 55% of the commitment. If any of the banks in the syndicate were unable to perform on their commitments to fund the facility, the availability under the Credit Facility could be reduced; however, the Company has no reason to believe that such liquidity will be unavailable or decreased.

As of October 31, 2009, the Company had no borrowings under the Credit Facility, and the Company was in compliance with all Credit Facility covenants. Although there were no borrowings on the Credit Facility and there was only $5.8 million of outstanding letters of credit under the Credit Facility, the aggregate availability under the Credit Facility was limited by the Consolidated Leverage Ratio resulting in an availability of $109.5 million at October 31, 2009. Because the Consolidated Leverage Ratio is based on EBITDA, falling earnings over the last 12 months and reduced earnings for any future periods could continue to impact the amount available under the Credit Facility in future quarters, absent any pro-forma EBITDA benefit from any potential acquisitions. The Company is focused on this matter and will endeavor to maintain the existing Credit Facility given its favorable terms versus current market terms.

The Company believes that it has sufficient funds and adequate financial resources available to meet its anticipated liquidity needs. The Company also believes that cash balances and cash flow from operations will be sufficient in the next twelve months and foreseeable future to finance anticipated working capital requirements, capital expenditures, debt service requirements, environmental expenditures, and dividends.

The Company's working capital from continuing operations was $178.5 million on October 31, 2009 compared to $131.5 million on October 31, 2008. Conversion capital (accounts receivable plus inventory less accounts payable) from continuing operations declined by $25.9 million during the twelve months of 2009, decreasing working capital. The Company is taking aggressive measures with its working capital management, especially during the current economic environment and as a result saw a significant decline in its conversion capital during the first half of the fiscal year 2009. Notably, the Company has reduced inventory by $17.3 million since October 31, 2008, with particular progress at the Company's Aluminum Sheet Products segment, where inventory pounds were reduced by approximately 45%. Offsetting this reduction in conversion capital is the growth in the Company's cash and equivalents balance of $56.2 million during the year; this includes the receipt of $15.4 million in cash from Gerdau, which represented the final Separation true-up and pertained to the settlement of transaction taxes (as the Separation was a taxable spin).

The following table summarizes the Company's cash flow results from continuing operations for fiscal years 2009, 2008 and 2007:

	Years ended October 31,		
	2009	2008	2007
		(In millions)	
Cash flows from operating activities	$ 60.5	$ 53.0	$ 104.3
Cash flows from investing activities	(14.8)	(15.8)	(15.9)
Cash flows from financing activities	10.5	28.7	(89.0)

Highlights from the Company's cash flow results for the fiscal years ended 2009, 2008 and 2007 are as follows:

Operating Activities – Continuing Operations

Cash provided by operating activities from continuing operations increased by $7.5 million in fiscal 2009 compared to fiscal 2008. Even though the Company experienced a decline in its businesses as a direct result of the demand decline in the Company's end markets, the Company generated good operating cash flow of $60.5 million during 2009. This performance is the result of significant improvements in working capital, particularly better inventory control, and further improvements in receivables collection. During fiscal 2009, the Company contributed $3.4 million to its pension plan compared to $3.7 million during fiscal 2008, and did not make any estimated federal tax payments in fiscal 2009. The Company expects to receive a federal income tax refund in the second half of fiscal 2010.

The decrease of $51.3 million in cash provided by operating activities in fiscal 2008 compared to 2007 primarily related to the decline in year over year operating income from its businesses as a direct result of the depressed housing market. Despite this market slowdown, the Company generated $53.0 million in operating cash flow from continuing operations during fiscal 2008. In contrast to 2009, conversion capital (accounts receivable plus inventory less accounts payable) increased (use of cash) approximately $20.1 million during fiscal 2008 primarily due to increased aluminum products inventory levels.

Investing Activities – Continuing Operations

Cash spending from investing activities from continuing operations during the twelve months ended October 31, 2009 decreased by $1.0 million compared to the same prior year period. Capital expenditures for 2009 approximate spending during fiscal 2008 and 2007 even though fiscal 2009 included spending to repair its Mikron facility in Kentucky discussed below. In 2009, the Company continued to be focused on lower levels of capital spending by reviewing all capital projects for reductions in spending and/or deferrals to the extent such reductions would not weaken the Company's ability to service its customers and maintain historical levels of operating excellence.

During the second half of fiscal 2009, the Company received $1.4 million of proceeds from a property insurance claim related to a tornado that struck and damaged the Company's Mikron facility in Richmond, Kentucky. To date, the Company has spent approximately $1.4 million on its repair efforts; this spending is reflected in capital expenditures on the statement of cash flows. Repairs are ongoing; however, the Company believes that its net overall cash flows from this event will be minimal due to the Company's insurance coverage.

The Company expects 2010 capital expenditures to approximate $22 million. The increase in spending from prior year levels relates to organic growth initiatives including capital to support new product development as well as spending on previously deferred projects. At October 31, 2009, the Company had commitments of approximately $3.2 million for the purchase or construction of capital assets. The Company plans to fund these capital expenditures through cash flow from operations.

The Company continues to evaluate various building products companies as potential acquisitions. Under the current economic environment, the Company is focused on preserving capital and thus only anticipates consummating those transactions that can be secured at attractive valuations.

Financing Activities – Continuing Operations

Quanex received $10.5 million in cash from financing activities from continuing operations in fiscal 2009 compared to receiving $28.7 million in 2008 and using $89.0 million in 2007. The changes in cash from financing activities from continuing operations over the three years are primarily due to items related to the Separation.

The Company received $18.2 million less from financing activities from continuing operations during fiscal 2009 compared to fiscal 2008. In fiscal 2008, the Company received $32.7 million of funding from Quanex Corporation (the Company's predecessor) from the Separation pursuant to the terms of the transaction related agreements; this consisted of a $20.9 million initial funding from Quanex Corporation, a net $6.9 million in true-up payments from Gerdau for the settlement of stock options and change of control agreements and a true-up receipt of $5.0 million from Gerdau related to Quanex Corporation's convertible debentures. In 2009, the Company received $15.4 million from Gerdau representing the fourth and final true-up relating to distribution taxes pursuant to the terms of the transaction related agreements. The Company does not anticipate any further cash from financing activities related to the Separation.

Cash provided from financing activities also declined in 2009 from the Company's payment of dividends during 2009. In 2009, the Company paid quarterly dividends of $0.03 per common share, which amounted to $4.5 million compared to $2.3 million in 2008. The 2008 dividend activity represents two quarterly dividend distributions during the second half of fiscal 2008; there were no similar quarterly dividend distributions in continuing operations during the first half of fiscal 2008 as the dividend payment during such period was made by the Company's legal predecessor, Quanex Corporation, and thus is reported in cash used for financing activities from discontinued operations. The Company expects to continue to pay quarterly cash dividends hereafter although payment of future cash dividends will be at the discretion of the board of directors after taking into account various factors, including anticipated cash needs.

In contrast, during fiscal 2007, cash generated from the Company's building products divisions were swept and transferred to Quanex Corporation. As a result, financing activities from continuing operations reports a disbursement of $86.3 million to Quanex Corporation in fiscal 2007; the equal and offsetting receipt of cash is reported in financing activities from discontinued operations as discussed below.

Discontinued Operations

The Company has a centralized cash management function whereby cash flows generated by its businesses are swept to corporate. All net cash flows through October 31, 2007 from the Company's building products businesses were swept to corporate of Quanex Corporation, as a result of the legal structure of the Separation and this centralized cash management function, predominately all cash balances prior to November 1, 2007 are reported in discontinued operations. In accordance with the various Separation agreements, beginning on November 1, 2007, net cash flows from the Company's building products businesses were accumulated separately to the benefit of Quanex Building Products and thus reported in continuing operations. This structure and division of economic interests between the Company's building products businesses and its former vehicular products business/legacy corporate drives the various historical items reported in cash flows from discontinued operations.

Cash flows from discontinued operations in fiscal 2008 represent approximately six months of activity as the Separation occurred on April 23, 2008. In contrast, cash flows from discontinued operations for 2007 represent twelve months of activity. This shorter 2008 period results in lower discontinued operation cash flows from operating activities, less cash spent on discontinued capital expenditures and less cash spent on certain financing activities such as dividends. There were no operating activity cash flows from discontinued operations for 2009.

The decline in fiscal 2008 cash provided by operating activities from discontinued operations compared to fiscal 2007 is predominately driven by 2007 including twelve months of operations for the vehicular products business compared to approximately six months in 2008. Additionally, cash provided by operating activities from discontinued operations declined due to cash spent on transaction related deal costs.

Discontinued operations' cash flows from investing activities were $34.1 million for fiscal 2008 compared to a use of cash of $121.1 million for 2007. In 2008, discontinued operations received $40.0 million from the liquidation of its remaining auction rate securities and spent $6.2 million on capital expenditures for the vehicular products business. In 2007, discontinued operations spent $40.0 million, net, for purchases of auction rate securities, $58.5 million for an acquisition and $18.5 million in capital expenditures. There were no investing activity cash flows from discontinued operations for 2009.

Discontinued operations used $46.2 million in cash from financing activities in fiscal 2008 and received $68.9 million in cash in fiscal 2007. In 2008, discontinued operations provided initial funding of $20.9 million to Quanex Building Products (see corresponding receipt in continuing operations' financing activities), paid $10.4 million in Quanex Corporation dividends for quarterly dividends prior to the Separation and paid $18.8 million for the conversion of a portion of its convertible debentures; this use of cash in 2008 was partially offset by proceeds from stock option exercises. In 2007, discontinued operations received $86.3 million from cash swept from the building products businesses (see corresponding use of cash in continuing operations' financing activities) and $5.0 million in stock option proceeds. This was partially offset by a use of cash of $20.8 million for the payment of Quanex Corporation dividends for fiscal 2007. There were no financing activity cash flows from discontinued operations for 2009.

Debt Structure and Activity

Refer to Item 8, Note 10 "Long-Term Debt and Financing Arrangements" for a discussion of the Company's debt structure.

Contractual Obligations and Commercial Commitments

Contractual Cash Obligations

The following tables set forth certain information concerning the Company's unconditional obligations and commitments to make future payments under contracts with remaining terms in excess of one year, such as debt and lease agreements, and under contingent commitments.

Payments Due by Period

Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In thousands)		
Long-term debt, including interest[1]	$ 2,364	$ 349	$ 691	$ 672	$ 652
Operating leases[2]	15,856	3,987	4,956	4,108	2,805
Unconditional purchase obligations[3]	1,748	1,654	94	—	—
Total contractual cash obligations[4]	$ 19,968	$ 5,990	$ 5,741	$ 4,780	$ 3,457

(1) The debt interest amounts are based on rates as of October 31, 2009.

(2) Operating leases cover a range of items from facilities and fork trucks to fax machines and other miscellaneous equipment.

(3) The unconditional purchase obligations are made up of $1.7 million of scrap aluminum purchases.

(4) The above table excludes reserves recorded in accordance with FIN 48, " *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,*" which was primarily codified into ASC Topic 740 *"Income Taxes,"* as the Company is unable to reasonably estimate the timing of future cash flows related to these reserves.

Prior to the Separation, the Company's pension plan included participants from the vehicular products business, the building products businesses and corporate. Upon the Separation, Gerdau assumed the pension benefit liabilities for the vehicular products and corporate retiree participants (reported in discontinued operations) while the Company retained the pension benefit liabilities for the building products and active corporate participants. Accordingly, the plan assets were allocated based on benefit priority categories of the respective participants between Gerdau and the Company. During fiscal 2010, the Company expects to contribute approximately $5.0 million to the pension plan to reach targeted funding levels and meet minimum contribution requirements. Pension contributions beyond 2010 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Obligations to these plans are based on current and projected obligations of the plans, performance of the plan assets, if applicable, and any participant contributions. Refer to Note 11 of Item 8 to the Consolidated Financial Statements for further information on these plans. Management believes the effect of the plans on liquidity is not significant to the Company's overall financial condition.

The timing of payments related to the Company's Supplemental Benefit Plan and Deferred Compensation Plan cannot be readily determined due to their uncertainty. The Supplemental Benefit Plan liability of $0.7 million at October 31, 2009 was recorded as part of Other (non-current) liabilities. Based on the $5.2 million market value of the Company's Deferred Compensation Plan, payments for fiscal 2009 are estimated to be approximately $1.2 million and are recorded in Accrued liabilities on the Consolidated Balance Sheets. The remaining liability balance of $4.0 million is recorded in Other liabilities on the Consolidated Balance Sheets.

Other Commercial Commitments

The following table reflects other commercial commitments or potential cash outflows that may result from a contingent event, such as a need to borrow short-term funds for liquidity purposes.

Amount of Commitment Expiration per Period

Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In thousands)		
Standby letters of credit....................	$ 6,783	$ 5,667	$ —	$ —	$ 1,116

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, as such term is defined in the rules promulgated by the Securities and Exchange Commission, that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Effects of Inflation

Inflation has not had a significant effect on earnings and other financial statement items.

Critical Accounting Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and as the Company's operating environment changes. Actual results could differ from estimates.

The Company believes the following are the most critical accounting policies used in the preparation of the Company's Consolidated Financial Statements as well as the significant judgments and uncertainties affecting the application of these policies.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue when the products are shipped and the title and risk of ownership pass to the customer. Selling prices are fixed based on purchase orders or contractual agreements. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experience and current estimates. Inherent in the Company's revenue recognition policy is the determination of collectability. This requires management to make frequent judgments and estimates in order to determine the appropriate amount of allowance needed for doubtful accounts. The Company's allowance for doubtful accounts is estimated to cover the risk of loss related to accounts receivable. This allowance is maintained at a level the Company considers appropriate based on historical and other factors that affect collectability. These factors include historical trends of write-offs, recoveries and credit losses, the careful monitoring of portfolio credit quality, and projected economic and market conditions. Different assumptions or changes in economic circumstances could result in changes to the allowance.

Inventory

The Company records inventory valued at the lower of cost or market value. Inventories are valued using the first-in first-out (FIFO) and last-in first-out (LIFO) methods. The Company uses the dollar-value link chain LIFO method, and the LIFO reserve is calculated on a consolidated basis in a single consolidated pool. Acquisitions are integrated into the Company's operations with some valuing inventories on a LIFO basis and others on a FIFO basis. Fixed costs related to excess manufacturing capacity have been expensed in the period, and therefore, are not capitalized into inventory. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on the Company's forecast of future demand and market conditions. Significant unanticipated changes to the Company's forecasts could require a change in the provision for excess or obsolete inventory.

Environmental Contingencies

Quanex is subject to extensive laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, Quanex must make capital and other expenditures on an ongoing basis. The Company accrues its best estimates of its remediation obligations and adjusts such accruals as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies, and regulatory approvals. In accruing for environmental remediation liabilities, costs of future expenditures for environmental remediation are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. When environmental laws might be deemed to impose joint and several liability for the costs of responding to contamination, the Company accrues its allocable share of liability taking into account the number of parties participating, their ability to pay their shares, the volumes and nature of the wastes involved, the nature of anticipated response actions, and the nature of the Company's alleged connections. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Unanticipated changes in circumstances and/or legal requirements could extend the length of time over which the Company pays its remediation costs or could increase actual cash expenditures for remediation in any period.

Warranty Obligations

The Company's estimated obligations for warranty are accrued concurrently with the revenue recognized. The Company makes provisions for its warranty obligations based upon historical costs incurred for such obligations adjusted, as necessary, for current conditions and factors. Due to the significant uncertainties and judgments involved in estimating the Company's warranty obligations, including changing product designs, the ultimate amount incurred for warranty costs could change in the near term from the current estimate.

Impairment or Disposal of Long-Lived Assets

Property, Plant and Equipment and Intangibles

The Company makes judgments and estimates in conjunction with the carrying value of property, plant and equipment, other intangibles, and other assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable. The Company determines that the carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded in the period in which such review is performed. The Company measures the impairment loss as the amount by which the carrying amount of the long-lived asset exceeds its fair value as determined by quoted market prices in active markets or by discounted cash flows. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company's products and future market conditions. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.

Goodwill

The purchase method of accounting for business combinations requires the Company to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. The Company performs a goodwill impairment test annually as of August 31. In addition, goodwill would be tested more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. The Company tests for impairment of its goodwill using a two-step approach as prescribed in ASC Topic 350 "*Intangibles – Goodwill and Other*" (ASC 350). The first step of the Company's goodwill impairment test compares the fair value of each reporting unit with its carrying value including assigned goodwill. The second step of the Company's goodwill impairment test is required only in situations where the carrying value of the reporting unit exceeds its fair value as determined in the first step. In such instances, the Company compares the implied fair value of goodwill to its carrying value. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recorded to the extent that the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill. The Company uses the present value of future cash flows to determine fair value in combination with the market approach. Future cash flows are typically based upon appropriate future periods for the businesses and an estimated residual value. Management judgment is required in the estimation of future operating results and to determine the appropriate residual values. The residual values are determined by reference to an exchange transaction in an existing market for that asset. Future operating results and residual values could reasonably differ from the estimates and could require a provision for impairment in a future period.

Income Taxes

The Company records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and the amounts reported in the Company's Consolidated Balance Sheets, as well as net operating losses and tax credit carry forwards. The carrying value of the net deferred tax assets reflects the Company's assumption that the Company will be able to generate sufficient future taxable income in certain jurisdictions to realize its deferred tax assets. If the estimates and assumptions change in the future, the Company may be required to record a valuation allowance against a portion of its deferred tax assets. This could result in additional income tax expense in a future period in the Consolidated Statements of Income.

Stock–Based Compensation

In accordance with ASC Topic 718 "*Compensation – Stock Compensation*" (ASC 718), the Company determines the fair value of share awards on the date of grant using the Black-Scholes valuation model. The Company recognizes the fair value as compensation expense on a straight-line basis over the requisite service period of the award based on awards ultimately expected to vest. Under ASC 718, the Company amortizes new option grants to retirement-eligible employees immediately upon grant, consistent with the retirement vesting acceleration provisions of these grants. For employees near retirement age, the Company amortizes such grants over the period from the grant date to the retirement date if such period is shorter than the standard vesting schedule. In accordance with ASC Topic 230-10-45-14 "*Statement of Cash Flows – Cash Flows From Financing Activities*" (ASC 230-10-45-14), the Consolidated Statements of Cash Flow report the excess tax benefits from the stock-based compensation as financing cash inflows. See Note 14 of Item 8 for additional information related to the Company's stock-based compensation.

The Company's fair value determination of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behavior. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Accordingly, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Retirement Plans

The Company sponsors a defined benefit pension plan and an unfunded postretirement plan that provides health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including expected return on plan assets, rate of compensation increases, and heath care cost trend rates. The discount rate reflects the rate at which benefits could be effectively settled on the measurement date. The Company determines its discount rate based on a pension discount curve, and the rate represents the single rate that, if applied to every year of projected benefits payments, would result in the same discounted value as the array of rates that comprise the pension discount curve. Actual pension plan asset investment performance will either reduce or increase unamortized pension losses at the end of any fiscal year, which ultimately affects future pension costs.

The effects of the decrease in selected assumptions, assuming no changes in benefit levels and no amortization of gains or losses for the pension plans in fiscal 2009, is shown below:

	Effect on all Defined Benefit Pension Plans October 31, 2009		
Assumption	**Percentage Point Change**	**Increase (Decrease) in Projected Benefit Obligation**	**Increase (Decrease) in 2009 Pension Expense**
		(In thousands)	
Discount rate....................................	-1.0 pts	$1,722	$497
Assumed return on plan assets..........	-1.0 pts	n/a	87

As of October 31, 2009, the Company's projected benefit obligation exceeds the fair value of the plan assets by $5.7 million, partially as a result of the financial markets performance in 2009 reducing the value of the Company's pension assets. During fiscal 2010, the Company expects to contribute approximately $5.0 million to the pension plan to reach targeted funding levels and meet minimum contribution requirements. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions. In addition, the Company takes into consideration its business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ greatly from current estimates.

Accounting guidance applicable to pensions does not require immediate recognition of the effects of a deviation between actual and assumed experience and the revision of an estimate. This approach allows the favorable and unfavorable effects that fall within an acceptable range to be netted and disclosed as an unrecognized gain or loss. Accumulated other comprehensive income as of October 31, 2009 includes pretax net actuarial losses and net prior service costs of $3.7 million. A portion of the loss will be amortized in fiscal year 2010. The effect on fiscal years after 2010 will depend on the actual experience of the plans.

Mortality assumptions used to determine the obligations for the Company's pension plans are related to the experience of the plans and to our third-party actuary's best estimate of expected plan mortality.

New Accounting Pronouncements

General

In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, "*The FASB Accounting Standards Codification* ™ *and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162*" (SFAS 168). SFAS 168 established the FASB Accounting Standards Codification (ASC) as the source of authoritative U.S. GAAP. SFAS 168 was codified as ASC Topic 105 "*The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,*" (ASC 105) as the source of authoritative U.S. GAAP. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The ASC, which modifies structure hierarchy and referencing of financial standards, is effective for interim and annual financial periods ending after September 15, 2009. The ASC is not intended to change or alter existing U.S. GAAP, and did not have a material impact on the Company's Consolidated Financial Statements; however, references to GAAP within these financial statements have been updated to the ASC.

Recently Adopted

In June 2008, the FASB ratified FSP No. EITF 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities*" (FSP EITF 03-6-1), which was codified into ASC Topic 260 "*Earnings per Share*" (ASC 260). This pronouncement addressed whether instruments granted in share-based payment awards are participating securities prior to vesting, and therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method described in ASC 260. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents are required to be treated as participating securities in calculating earnings per share. This pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2008 (November 1, 2009 for the Company), and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods. The adoption of this pronouncement did not have a material impact on the Company's Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115*" (SFAS 159). SFAS 159 was codified into ASC Topic 825 "*Financial Instruments*", (ASC 825), and ASC Topic 470 "*Debt*", (ASC 470). This standard provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 (as of November 1, 2008 for the Company). The Company adopted this standard effective November 1, 2008, and did not elect the fair value option for eligible instruments existing on that date. Therefore, the initial adoption did not have an impact on our results of operations or financial condition. The Company will assess the impact of electing the fair value option for any newly acquired eligible instruments. Electing the fair value option for such instruments could have a material impact on its future results of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" (SFAS 157), which was largely codified into ASC Topic 820 "*Fair Value Measurements and Disclosures*", (ASC 820). The standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. The standard, as it relates to financial assets and financial liabilities, becomes effective for fiscal years beginning after November 15, 2007 (as of November 1, 2008 for the Company). The provisions of this standard are to be applied prospectively with limited exceptions. The adoption of the financial asset and financial liabilities portion of this Statement did not have an impact on the Company's Consolidated Financial Statements, since the Company already applies its basic concepts in measuring fair values. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level 2 - instrument valuations are obtained from readily-available pricing sources for comparable instruments.

Level 3 - instrument valuations are obtained without observable market values and require a high level of judgment to determine the fair value.

The Company holds Treasury Money Market Fund investments that are classified as cash equivalents and are measured at fair value on a recurring basis, based on quoted prices in active markets for identical assets (Level 1). The Company had cash equivalent investments totaling approximately $118.8 million at October 31, 2009.

On February 12, 2008, the FASB issued FSP No. FAS 157-2, "*Effective Date of FASB Statement No. 157,*" which was codified into ASC 820 and delays the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until fiscal years beginning after November 15, 2008 (as of November 1, 2009 for the Company). The adoption of the nonfinancial asset and nonfinancial liabilities portion of this Statement did not have an impact on the Company's Consolidated Financial Statements, since the Company already applies its basic concepts in measuring fair values.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The following discussion of the Company and its subsidiaries' exposure to various market risks contains "forward looking statements" that involve risks and uncertainties. These projected results have been prepared utilizing certain assumptions considered reasonable in light of information currently available to the Company. Nevertheless, because of the inherent unpredictability of interest rates, foreign currency rates and metal commodity prices as well as other factors, actual results could differ materially from those projected in such forward looking information. The Company does not use derivative financial instruments for speculative or trading purposes. For a description of the Company's significant accounting policies associated with these activities, see Note 1 to the Consolidated Financial Statements.

Interest Rate Risk

The Company and its subsidiaries have a Credit Facility and other long-term debt which subject the Company to the risk of loss associated with movements in market interest rates. At October 31, 2009 and 2008, the Company had fixed-rate debt totaling $166 thousand and $101 thousand, respectively. This debt is fixed-rate, and therefore, does not expose the Company to the risk of earnings loss due to changes in market interest rates.

The Company and certain of its subsidiaries' floating-rate obligations totaled $2.1 million and $2.5 million at October 31, 2009 and 2008, respectively. Based on the floating-rate obligations outstanding at October 31, 2009, a one percent increase or decrease in the average interest rate would result in a change to pre-tax interest expense of approximately $21 thousand.

Commodity Price Risk

Within the Aluminum Sheet Products segment, the Company uses various grades of aluminum scrap as well as minimal amounts of prime aluminum ingot as raw materials for its manufacturing processes. The price of this aluminum raw material is subject to fluctuations due to many factors in the aluminum market. In the normal course of business, Nichols Aluminum enters into firm price sales commitments with its customers. In an effort to reduce the risk of fluctuating raw material prices, Nichols Aluminum enters into firm price raw material purchase commitments (which are designated as "normal purchases" under ASC Topic 815 "*Derivatives and Hedging*" (ASC 815)) as well as futures contracts on the LME. The Company's risk management policy as it relates to these LME contracts is to enter into contracts to cover the raw material needs of the Company's committed sales orders, to the extent not covered by fixed price purchase commitments.

Nichols Aluminum maintains a balanced metals book position which excludes a normal operational inventory level. This operating inventory level as a matter of practice is not hedged against material price (LME) movements. This practice reflects that over the commodity price cycle, no gain or loss is incurred on this inventory. Through the use of firm price raw material purchase commitments and LME contracts, the Company intends to protect cost of sales from the effects of changing prices of aluminum. To the extent that the raw material costs factored into the firm price sales commitments are matched with firm price raw material purchase commitments, changes in aluminum prices should have no effect. During fiscal 2009, 2008 and 2007, the Company primarily relied upon firm price raw material purchase commitments to protect cost of sales tied to firm price sales commitments. At October 31, 2009 there were 85 open LME forward contracts associated with metal exchange derivatives covering notional volumes of 5.0 million pounds with a fair value mark-to-market net gain of approximately $0.6 million. These contracts were not designated as hedging instruments, and any mark-to-market net gain or loss was recorded in Cost of sales with the offsetting amount reflected as a current asset or liability on the balance sheet. At October 31, 2008, there were no open LME forward contracts associated with metal exchange derivatives.

Within the Engineered Products segment, polyvinyl resin (PVC) is the significant raw material consumed during the manufacture of vinyl extrusions. The Company has a monthly resin adjuster in place with the majority of its customers and resin supplier that is adjusted based upon published industry resin prices. This adjuster effectively shares the base pass-through price changes of PVC with the Company's customers commensurate with the market at large. The Company's long-term exposure to changes in PVC prices is thus significantly reduced due to the contractual component of the resin adjuster program.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Quanex Building Products Corporation
Houston, Texas

We have audited the accompanying consolidated balance sheets of Quanex Building Products Corporation and subsidiaries (the "Company") as of October 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2009. Our audits also include the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of October 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1, on April 23, 2008 the Company separated its vehicular products and building products businesses.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 18, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
December 18, 2009

QUANEX BUILDING PRODUCTS CORPORATION
CONSOLIDATED BALANCE SHEETS

	October 31, 2009	October 31, 2008
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and equivalents	$ 123,634	$ 67,413
Accounts receivable, net of allowance of $1,696 and $1,892	80,171	101,211
Inventories	46,525	63,848
Deferred income taxes	20,611	10,932
Prepaid and other current assets	5,264	6,239
Total current assets	276,205	249,643
Property, plant and equipment, net	142,810	157,389
Deferred income taxes	42,923	3,875
Goodwill	25,189	196,338
Intangible assets, net	47,359	62,476
Other assets	9,114	11,126
Total assets	$ 543,600	$ 680,847
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 67,010	$ 79,512
Accrued liabilities	30,329	38,316
Current maturities of long-term debt	323	363
Total current liabilities	97,662	118,191
Long-term debt	1,943	2,188
Deferred pension and postretirement benefits	6,655	3,092
Non-current environmental reserves	1,767	2,485
Other liabilities	13,047	7,063
Total liabilities	121,074	133,019
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, no par value, shares authorized 1,000,000; issued and outstanding–none	—	—
Common stock, $0.01 par value, shares authorized 125,000,000; issued 37,752,437 and 37,760,016, respectively	378	378
Additional paid-in-capital	233,452	230,316
Retained earnings	192,546	318,648
Accumulated other comprehensive income (loss)	(2,480)	(144)
	423,896	549,198
Less common stock held by Rabbi Trust, 102,125 shares	(1,370)	(1,370)
Total stockholders' equity	422,526	547,828
Total liabilities and stockholders' equity	$ 543,600	$ 680,847

See notes to consolidated financial statements.

QUANEX BUILDING PRODUCTS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Years ended October 31,		
	2009	2008	2007
	(In thousands, except per share amounts)		
Net sales	$ 585,010	$ 868,933	$ 963,974
Cost and expenses:			
Cost of sales (exclusive of items shown separately below)	489,348	717,376	767,138
Selling, general and administrative	60,466	95,504	70,676
Impairment of goodwill and intangibles	182,562	—	—
Depreciation and amortization	32,715	35,072	37,991
Operating income (loss)	(180,081)	20,981	88,169
Interest expense	(453)	(480)	(591)
Other, net	407	5,188	383
Income (loss) from continuing operations before income taxes	(180,127)	25,689	87,961
Income tax benefit (expense)	43,036	(9,785)	(30,830)
Income (loss) from continuing operations	(137,091)	15,904	57,131
Income from discontinued operations, net of taxes	—	5,675	77,491
Net income (loss)	$ (137,091)	$ 21,579	$ 134,622
Basic earnings per common share:			
Earnings (loss) from continuing operations	$ (3.67)	$ 0.43	$ 1.54
Income from discontinued operations	—	0.15	2.10
Basic earnings (loss) per share	$ (3.67)	$ 0.58	$ 3.64
Diluted earnings per common share:			
Earnings (loss) from continuing operations	$ (3.67)	$ 0.41	$ 1.45
Income from discontinued operations	—	0.15	1.96
Diluted earnings (loss) per share	$ (3.67)	$ 0.56	$ 3.41
Weighted average common shares outstanding:			
Basic	37,335	37,274	36,982
Diluted	37,335	38,528	39,509

See notes to consolidated financial statements.

QUANEX BUILDING PRODUCTS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended October 31, 2009, 2008 and 2007	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income		Treasury Stock & Other	Total Stockholders' Equity
					Pension & Postretire-ment Benefit Related	Other		
				(In thousands, except share data)				
Balance at October 31, 2006		$19,160	$208,714	$579,753	$(1,873)	$137	$(47,376)	$758,515
Net income	$134,622			134,622				134,622
Adjustment for minimum pension liability (net of taxes of $1,198)	1,873				1,873			1,873
Foreign currency translation adjustment	273					273		273
Total comprehensive income	$136,768							
Common dividends ($0.56 per share)				(20,776)				(20,776)
Stock-based compensation activity:								
Stock-based compensation earned			5,880					5,880
Stock options exercised			(2)	(3,128)			6,713	3,583
Restricted stock awards			(1,607)	(21)			1,628	—
Stock-based compensation tax benefit			1,663					1,663
Adjustment to initially apply SFAS 158[1] (net of taxes of $1,167)					(1,944)			(1,944)
Other		(9)	(409)	(122)				(540)
Balance at October 31, 2007		$19,151	$214,239	$690,328	$(1,944)	$410	$(39,035)	$883,149
Net income	$21,579			21,579				21,579
Change in pension (net of taxes of $762)	(1,282)				(1,282)			(1,282)
Foreign currency translation adjustment	(365)					(365)		(365)
Total comprehensive income	$19,932							
Common dividends ($0.34 per share)				(12,693)				(12,693)
Stock-based compensation activity (excluding transaction related):								
Stock-based compensation earned			3,649					3,649
Stock options exercised				(1,905)			5,883	3,978
Restricted stock awards		4	(4)					—
Stock-based compensation tax benefit			1,609					1,609
Cumulative effect of adopting FIN 48[2]				1,948				1,948
Changes in connection with the Separation:								
Separation from Quanex Corporation				(349,169)	3,037		378	(345,754)
Retirement of treasury stock		(413)		(30,991)			31,404	—
Change in par value		(18,343)	18,343					—
Modification of stock-based compensation awards		(8)	(6,738)	(6)				(6,752)
Other		(13)	(782)	(443)				(1,238)
Balance at October 31, 2008		$378	$230,316	$318,648	$(189)	$45	$(1,370)	$547,828
Net income (loss)	$(137,091)			(137,091)				(137,091)
Change in pension (net of taxes of $1,530)	(2,447)				(2,447)			(2,447)
Foreign currency translation adjustment	111					111		111
Total comprehensive income (loss)	$(139,427)							
Common dividends ($0.12 per share)				(4,519)				(4,519)
Stock-based compensation activity:								
Stock-based compensation earned			3,183					3,183
Restricted stock awards		1	(1)					—
Stock-based compensation tax expense			(11)					(11)
Separation from Quanex Corporation				15,508				15,508
Other		(1)	(35)					(36)
Balance at October 31, 2009		$378	$233,452	$192,546	$(2,636)	$156	$(1,370)	$422,526

(1) SFAS 158 was primarily codified into the Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 715 "*Compensation – Retirement Benefits*".

(2) FIN 48 was primarily codified into ASC Topic 740 "*Income Taxes*".

See notes to consolidated financial statements.

QUANEX BUILDING PRODUCTS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (continued)

	Years Ended October 31, 2009, 2008 and 2007				
		Common Shares			
	Preferred Shares Issued	Issued	Treasury	Rabbi Trust	Net Outstanding
Balance at October 31, 2006	—	38,319,960	(1,200,617)	(130,329)	36,989,014
Stock options exercised	—	—	176,650	—	176,650
Restricted stock awards	—	—	42,850	—	42,850
Cancellation of restricted stock	—	(18,927)	—	—	(18,927)
Balance at October 31, 2007	—	38,301,033	(981,117)	(130,329)	37,189,587
Stock options exercised	—	—	154,807	—	154,807
Modification to liability awards as a result of Separation	—	(826,310)	826,310	28,204	28,204
Restricted stock awards	—	377,985	—	—	377,985
Cancellation of restricted stock	—	(92,692)	—	—	(92,692)
Balance at October 31, 2008	—	37,760,016	—	(102,125)	37,657,891
Restricted stock awards	—	124,890	—	—	124,890
Cancellation of restricted stock	—	(132,469)	—	—	(132,469)
Balance at October 31, 2009	—	37,752,437	—	(102,125)	37,650,312

See notes to consolidated financial statements.

QUANEX BUILDING PRODUCTS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended October 31,		
	2009	2008	2007
	(In thousands)		
Operating Activities:			
Net income (loss)	$ (137,091)	$ 21,579	$ 134,622
Loss (income) from discontinued operations	—	(5,675)	(77,491)
Adjustments to reconcile net income to cash provided by operating activities from continuing operations:			
Depreciation and amortization	32,784	35,111	38,000
Impairment of goodwill and intangibles	182,562	—	—
Deferred income taxes	(43,608)	2,984	796
Stock-based compensation	3,429	26,378	4,925
Changes in assets and liabilities, net of effects from acquisitions and dispositions:			
Decrease (increase) in accounts and notes receivable	18,636	(21,495)	(1,140)
Decrease (increase) in inventory	16,494	(10,398)	2,012
Decrease (increase) in other current assets	(168)	(390)	177
Increase (decrease) in accounts payable	(12,306)	11,406	(868)
Increase (decrease) in accrued liabilities	(3,154)	(3,285)	(2,356)
Increase (decrease) in income taxes payable	(892)	1,088	(736)
Increase (decrease) in deferred pension and postretirement benefits	(407)	(2,515)	2,851
Other, net	4,212	(1,824)	3,518
Cash provided by (used for) operating activities from continuing operations	60,491	52,964	104,310
Cash provided by (used for) operating activities from discontinued operations	—	25,127	119,764
Cash provided by (used for) operating activities	60,491	78,091	224,074
Investing Activities:			
Capital expenditures, net of retirements	(16,153)	(15,815)	(15,904)
Proceeds from property insurance claim	1,400	—	—
Other, net	(57)	(23)	—
Cash provided by (used for) investing activities from continuing operations	(14,810)	(15,838)	(15,904)
Cash provided by (used for) investing activities from discontinued operations	—	34,113	(121,070)
Cash provided by (used for) investing activities	(14,810)	18,275	(136,974)
Financing Activities:			
Repayments of long-term debt	(363)	(1,464)	(2,721)
Common stock dividends paid	(4,519)	(2,258)	—
Funding from Separation	15,401	32,735	—
Transfers to Quanex Corporation	—	—	(86,312)
Other, net	(11)	(302)	—
Cash provided by (used for) financing activities from continuing operations	10,508	28,711	(89,033)
Cash provided by (used for) financing activities from discontinued operations	—	(46,183)	68,906
Cash provided by (used for) financing activities	10,508	(17,472)	(20,127)
Effect of exchange rate changes on cash and equivalents	32	(202)	158
Less: (Increase) decrease in cash and equivalents from discontinued operations	—	(13,057)	(67,600)
Increase (decrease) in cash and equivalents from continuing operations	56,221	65,635	(469)
Cash and equivalents at beginning of period	67,413	1,778	2,247
Cash and equivalents at end of period	$ 123,634	$ 67,413	$ 1,778

See notes to consolidated financial statements.

QUANEX BUILDING PRODUCTS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and as the Company's operating environment changes. Actual results could differ from estimates.

Quanex Building Products Corporation and its subsidiaries (Quanex or the Company) are managed on a decentralized basis and operate in two business segments: Engineered Products and Aluminum Sheet Products. The Engineered Products segment produces engineered products and components primarily serving the window and door industry, while the Aluminum Sheet Products segment produces mill finished and coated aluminum sheet serving the broader building products markets and secondary markets such as capital goods and transportation. The primary market drivers are residential housing starts and remodeling expenditures. Quanex believes it is a technological leader in the production of aluminum flat-rolled products, flexible insulating glass spacer systems, thin film solar panel sealants, extruded plastic profiles, and precision-formed metal and wood products which primarily serve the North American building products markets. The Company uses low-cost production processes, and engineering and metallurgical expertise to provide customers with specialized products for specific applications.

On December 12, 2007, Quanex Building Products Corporation was incorporated in the state of Delaware as a subsidiary of Quanex Corporation to facilitate the separation of Quanex Corporation's vehicular products and building products businesses. The separation occurred on April 23, 2008 through the spin-off of Quanex Corporation's building products business to its shareholders immediately followed by the merger of Quanex Corporation (consisting principally of the vehicular products business and all non-building products related corporate accounts) with a wholly-owned subsidiary of Gerdau S.A. (Gerdau). This is hereafter referred to as the "Separation" and is more fully described in Note 3.

Notwithstanding the legal form of the Separation, because Gerdau merged with and into Quanex Corporation immediately following the spin-off and because the senior management of Quanex Corporation continued as the senior management of Quanex Building Products Corporation following the spin-off, the Company considers Quanex Building Products Corporation as divesting the Quanex Corporation vehicular products segment and non-building products related corporate items and have treated it as the "accounting successor" to Quanex Corporation for financial reporting purposes in accordance with Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 505-60 "*Spinoffs and Reverse Spinoffs*" (ASC 505-60). For purposes of describing the events related to the Separation as well as other events, transactions and financial results of Quanex Building Products Corporation and its subsidiaries related to periods prior to April 23, 2008, the term "Quanex" or the "Company" also refer to Quanex Building Products Corporation's accounting predecessor, Quanex Corporation.

In accordance with the provisions of ASC Topic 205-20 "*Presentation of Financial Statements – Discontinued Operations*" (ASC 205-20) effective with the Separation on April 23, 2008, the results of operations and cash flows related to the vehicular products business and non-building products related corporate items are reported as discontinued operations for all periods presented. There were no assets or liabilities of discontinued operations at October 31, 2009 or 2008. Unless otherwise noted, all disclosures in the notes accompanying the Consolidated Financial Statements reflect only continuing operations.

The following are significant accounting policies used in the preparation of the Company's Consolidated Financial Statements as well as the significant judgments and uncertainties affecting the application of these policies.

Nature and Scope of Operations

Quanex has two reportable segments covering two customer-focused markets: Engineered Products and Aluminum Sheet Products. The Company manufactures aluminum flat-rolled products, flexible insulating glass spacer systems, thin film solar panel sealants, extruded plastic profiles and precision-formed metal and wood products which primarily serve the North American building products market. The Company's manufacturing operations are conducted in the United States. See Note 12, Industry Segment Information.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue when the products are shipped and the title and risk of ownership pass to the customer. Selling prices are fixed based on purchase orders or contractual agreements. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experience and current estimates. Inherent in the Company's revenue recognition policy is the determination of collectability. This requires management to make frequent judgments and estimates in order to determine the appropriate amount of allowance needed for doubtful accounts. The Company's allowance for doubtful accounts is estimated to cover the risk of loss related to accounts receivable. This allowance is maintained at a level the Company considers appropriate based on historical and other factors that affect collectability. These factors include historical trends of write-offs, recoveries and credit losses, the careful monitoring of portfolio credit quality, and projected economic and market conditions. Different assumptions or changes in economic circumstances could result in changes to the allowance.

Inventory

The Company records inventory valued at the lower of cost or market value. Inventories are valued using the first-in first-out (FIFO) and last-in first-out (LIFO) methods. The Company uses the dollar-value link chain LIFO method, and the LIFO reserve is calculated on a consolidated basis in a single consolidated pool. Acquisitions are integrated into the Company's operations with some valuing inventories on a LIFO basis and others on a FIFO basis. Fixed costs related to excess manufacturing capacity have been expensed in the period, and therefore, are not capitalized into inventory. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on the Company's forecast of future demand and market conditions. Significant unanticipated changes to the Company's forecasts could require a change in the provision for excess or obsolete inventory.

Environmental Contingencies

Quanex is subject to extensive laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, Quanex must make capital and other expenditures on an ongoing basis. The Company accrues its best estimates of its remediation obligations and adjusts such accruals as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies, and regulatory approvals. In accruing for environmental remediation liabilities, costs of future expenditures for environmental remediation are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. When environmental laws might be deemed to impose joint and several liability for the costs of responding to contamination, the Company accrues its allocable share of liability taking into account the number of parties participating, their ability to pay their shares, the volumes and nature of the wastes involved, the nature of anticipated response actions, and the nature of the Company's alleged connections. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Unanticipated changes in circumstances and/or legal requirements could extend the length of time over which the Company pays its remediation costs or could increase actual cash expenditures for remediation in any period.

Asset Retirement Obligations

Asset retirement obligations represent legal obligations associated with the retirement of tangible long-lived assets that result from the normal operation of the long-lived asset. The costs associated with such legal obligations are accounted for under the provisions of ASC Topic 410 "*Asset Retirement and Environmental Obligations*" (ASC 410). The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. The fair value of such obligations is based upon the present value of the future cash flows expected to be incurred to satisfy the obligation. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company will recognize a gain or loss for any difference between the settlement amount and the liability recorded. When certain legal obligations are identified with indeterminate settlement dates, the fair value of these obligations cannot be reasonably estimated and accordingly a liability is not recognized. When a date or range of dates can reasonably be estimated for the retirement of that asset, the Company will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

Warranty Obligations

The Company's estimated obligations for warranty are accrued concurrently with the revenue recognized. The Company makes provisions for its warranty obligations based upon historical costs incurred for such obligations adjusted, as necessary, for current conditions and factors. Due to the significant uncertainties and judgments involved in estimating the Company's warranty obligations, including changing product designs, the ultimate amount incurred for warranty costs could change in the near term from the current estimate.

Long-Lived Assets

Property, Plant and Equipment and Intangibles

The Company makes judgments and estimates in conjunction with the carrying value of property, plant and equipment, other intangibles, and other assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable. The Company determines that the carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded in the period in which such review is performed. The Company measures the impairment loss as the amount by which the carrying amount of the long-lived asset exceeds its fair value as determined by quoted market prices in active markets or by discounted cash flows. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company's products and future market conditions. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.

Property, plant and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of certain categories are as follows:

	Years
Land improvements	10 to 20
Buildings	25 to 40
Building improvements	10
Leasehold improvements	Over lease term[1]
Machinery and equipment	3 to 12

Goodwill

The purchase method of accounting for business combinations requires the Company to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. The Company performs a goodwill impairment test annually as of August 31. In addition, goodwill would be tested more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. The Company tests for impairment of its goodwill using a two-step approach as prescribed in ASC Topic 350 "*Intangibles – Goodwill and Other*" (ASC 350). The first step of the Company's goodwill impairment test compares the fair value of each reporting unit with its carrying value including assigned goodwill. The second step of the Company's goodwill impairment test is required only in situations where the carrying value of the reporting unit exceeds its fair value as determined in the first step. In such instances, the Company compares the implied fair value of goodwill to its carrying value. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recorded to the extent that the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill. The Company uses the present value of future cash flows to determine fair value in combination with the market approach. Future cash flows are typically based upon appropriate future periods for the businesses and an estimated residual value. Management judgment is required in the estimation of future operating results and to determine the appropriate residual values. The residual values are determined by reference to an exchange transaction in an existing market for that asset. Future operating results and residual values could reasonably differ from the estimates and could require a provision for impairment in a future period.

Income Taxes

The Company records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and the amounts reported in the Company's Consolidated Balance Sheets, as well as net operating losses and tax credit carry forwards. The carrying value of the net deferred tax assets reflects the Company's assumption that the Company will be able to generate sufficient future taxable income in certain jurisdictions to realize its deferred tax assets. If the estimates and assumptions change in the future, the Company may be required to record a valuation allowance against a portion of its deferred tax assets. This could result in additional income tax expense in a future period in the Consolidated Statements of Income.

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[1] Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the lease.

Insurance

The Company manages its costs of group medical, property, casualty and other liability exposures through a combination of retentions and insurance coverage with third party carriers. Liabilities associated with the Company's portion of these exposures are estimated in part by considering historical claims experience, severity factors and other assumptions. Projections of future loss expenses are inherently uncertain because of the random nature of insurance claims occurrences and could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. Insurance recoveries are not recognized until any contingencies relating to the claim have been resolved.

Stock–Based Compensation

In accordance with ASC Topic 718 "*Compensation – Stock Compensation*" (ASC 718), the Company determines the fair value of share awards on the date of grant using the Black-Scholes valuation model. The Company recognizes the fair value as compensation expense on a straight-line basis over the requisite service period of the award based on awards ultimately expected to vest. Under ASC 718, the Company amortizes new option grants to retirement-eligible employees immediately upon grant, consistent with the retirement vesting acceleration provisions of these grants. For employees near retirement age, the Company amortizes such grants over the period from the grant date to the retirement date if such period is shorter than the standard vesting schedule. In accordance with ASC Topic 230-10-45-14 "*Statement of Cash Flows – Cash Flows From Financing Activities*" (ASC 230-10-45-14), the Consolidated Statements of Cash Flow report the excess tax benefits from the stock-based compensation as financing cash inflows. See Note 14 of Item 8 for additional information related to the Company's stock-based compensation.

The Company's fair value determination of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behavior. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Accordingly, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Retirement Plans

The Company sponsors a defined benefit pension plan and an unfunded postretirement plan that provides health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including expected return on plan assets, rate of compensation increases, and heath care cost trend rates. The discount rate reflects the rate at which benefits could be effectively settled on the measurement date. The Company determines its discount rate based on a pension discount curve, and the rate represents the single rate that, if applied to every year of projected benefits payments, would result in the same discounted value as the array of rates that comprise the pension discount curve. Actual pension plan asset investment performance will either reduce or increase unamortized pension losses at the end of any fiscal year, which ultimately affects future pension costs.

Treasury Stock

The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The Company uses a moving average method on the subsequent reissuance of shares, and any resulting proceeds in excess of cost are credited to additional paid in capital while any deficiency is charged to retained earnings.

Discontinued Operations

In accordance with ASC 360, components of the Company that were spun-off were not reported as discontinued operations until the date of the separation. Also in accordance with ASC Topic 205-20 "*Presentation of Financial Statements - Discontinued Operations*" (ASC 205-20), the Company presents the results of operations, financial position and cash flows of operations that have either been sold or that meet the criteria for "held for sale accounting" as discontinued operations. At the time an operation qualifies for held for sale accounting, the operation is evaluated to determine whether or not the carrying value exceeds its fair value less cost to sell. Any loss as a result of carrying value in excess of fair value less cost to sell is recorded in the period the operation meets held for sale accounting. Management judgment is required to (1) assess the criteria required to meet held for sale accounting, and (2) estimate fair value. Changes to the operation could cause it to no longer qualify for held for sale accounting and changes to fair value could result in an increase or decrease to previously recognized losses.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Quanex and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications in prior year financial statements, none of which affected net income, have been made to conform to the 2009 presentation. Deferred pension and postretirement benefits have been reclassified from Other liabilities into a separate line item on the Consolidated Balance Sheets.

Earnings per Share Data

Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Statements of Cash Flows

The Company generally considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Similar investments with original maturities beyond three months are considered short-term investments.

Supplemental cash flow information is as follows:

	Years Ended October 31,		
	2009	2008	2007
		(In thousands)	
Cash paid for interest	$ 396	$ 408	$ 563
Cash paid for income taxes	2,693	14,089	30,085
Cash received for income tax refunds	1,120	—	3

2. New Accounting Pronouncements

General

In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, "*The FASB Accounting Standards Codification ™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162*" (SFAS 168). SFAS 168 established the FASB Accounting Standards Codification (ASC) as the source of authoritative U.S. GAAP. SFAS 168 was codified as ASC Topic 105 "*The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*," (ASC 105) as the source of authoritative U.S. GAAP. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The ASC, which modifies structure hierarchy and referencing of financial standards, is effective for interim and annual financial periods ending after September 15, 2009. The ASC is not intended to change or alter existing U.S. GAAP, and did not have a material impact on the Company's Consolidated Financial Statements; however, references to GAAP within these financial statements have been updated to the ASC.

Recently Adopted

In May 2009, the FASB issued SFAS No 165 "Subsequent Events" (SFAS 165). SFAS 165 was codified into ASC Topic 855, "*Subsequent Events*" (ASC 855). ASC 855 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the rationale for why that date was selected. This statement is effective for interim and annual periods ending after June 15, 2009, and accordingly, the Company adopted it during the third quarter of 2009. In preparing these financial statements, the Company evaluated the events and transactions through the time of filing these financial statements with the SEC on December 18, 2009.

In June 2008, the FASB ratified FSP No. EITF 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities*" (FSP EITF 03-6-1), which was codified into ASC Topic 260 "*Earnings per Share*" (ASC 260). This pronouncement addressed whether instruments granted in share-based payment awards are participating securities prior to vesting, and therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method described in ASC 260. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents are required to be treated as participating securities in calculating earnings per share. This pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2008 (November 1, 2009 for the Company), and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods. The adoption of this pronouncement did not have a material impact on the Company's Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141R "*Business Combinations*", SFAS 141R, which was codified into ASC Topic 805 "*Business Combinations*" (ASC 805). This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, the goodwill acquired, contractual contingencies and any estimate or contingent consideration measured at their fair value at the acquisition date. This statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. In April 2009, the FASB issued FSP No. 141R-1, "*Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies*" (FSP SFAS 141R-1). FSP SFAS No. 141R-1 was also codified into ASC 805. This staff position amends SFAS 141R to address application issues around the recognition, measurement and disclosure of assets and liabilities arising from contingencies in a business combination. These pronouncements apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (for acquisitions closed on or after November 1, 2009 for the Company). Early application is not permitted. The adoption of these pronouncements did not have an impact on the Company's Consolidated Financial Statements; however, the Company will be required to expense costs related to any acquisitions closed on or after November 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*" (SFAS 160) which was codified into ASC Topic 810 "Consolidation", (ASC 810). This standard addresses the accounting and reporting framework for noncontrolling minority interests by a parent company and is effective for fiscal years beginning on or after December 15, 2008 (as of November 1, 2009 for the Company). The adoption of this standard did not have an impact on the Company's Consolidated Financial Statements; however, the Company will be required to account for noncontrolling minority interest acquisitions closed on or after November 1, 2009 under ASC 810.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115*" (SFAS 159). SFAS 159 was codified into ASC Topic 825 "*Financial Instruments*", (ASC 825), and ASC Topic 470 "*Debt*", (ASC 470). This standard provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 (as of November 1, 2008 for the Company). The Company adopted this standard effective November 1, 2008, and did not elect the fair value option for eligible instruments existing on that date. Therefore, the initial adoption did not have an impact on our results of operations or financial condition. The Company will assess the impact of electing the fair value option for any newly acquired eligible instruments. Electing the fair value option for such instruments could have a material impact on its future results of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" (SFAS 157), which was largely codified into ASC Topic 820 "*Fair Value Measurements and Disclosures*", (ASC 820). The standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. The standard, as it relates to financial assets and financial liabilities, becomes effective for fiscal years beginning after November 15, 2007 (as of November 1, 2008 for the Company). The provisions of this standard are to be applied prospectively with limited exceptions. The adoption of the financial asset and financial liabilities portion of this Statement did not have an impact on the Company's Consolidated Financial Statements, since the Company already applies its basic concepts in measuring fair values. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level 2 - instrument valuations are obtained from readily-available pricing sources for comparable instruments.

Level 3 - instrument valuations are obtained without observable market values and require a high level of judgment to determine the fair value.

The Company holds Treasury Money Market Fund investments that are classified as cash equivalents and are measured at fair value on a recurring basis, based on quoted prices in active markets for identical assets (Level 1). The Company had cash equivalent investments totaling approximately $118.8 million at October 31, 2009.

On February 12, 2008, the FASB issued FSP No. FAS 157-2, "*Effective Date of FASB Statement No. 157,*" which was codified into ASC 820 and delays the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until fiscal years beginning after November 15, 2008 (as of November 1, 2009 for the Company). The adoption of the nonfinancial asset and nonfinancial liabilities portion of this Statement did not have an impact on the Company's Consolidated Financial Statements, since the Company already applies its basic concepts in measuring fair values.

In April 2008, the FASB issued FSP No. SFAS 142-3, "*Determination of the Useful Life of Intangible Assets*" (FSP SFAS 142-3), which was codified into ASC Topic 350 "*Intangibles – Goodwill and Other*", (ASC 350), and ASC Topic 275 "*Risks and Uncertainties*", (ASC 275). The pronouncement amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent is to improve the consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC Topic 805 "*Business Combinations*", (ASC 805), and other applicable accounting literature. The pronouncement is effective for financial statements issued for the fiscal years beginning after December 15, 2008 (November 1, 2009 for the Company) and must be applied prospectively to intangible assets acquired after the effective date. The Company's adoption of the pronouncement did not have a material impact on the Company's Consolidated Financial Statements, but could have a potential impact on its future results of operations or financial condition from intangibles acquired after November 1, 2009.

3. Discontinued Operations

As discussed in Note 1, the Company's vehicular products business and non-building products related corporate accounts were separated from its building products business on April 23, 2008. Although the legal form of the Separation shows Quanex Building Products Corporation as being spun-off in a taxable spin from Quanex Corporation, because of the substance of the transactions, Quanex Building Products Corporation is considered the divesting entity and treated as the "accounting successor," and Quanex Corporation is the "accounting spinnee" and "accounting predecessor" for financial reporting purposes.

In accordance with ASC Topic 205-20 "*Presentation of Financial Statements – Discontinued Operations*" (ASC 205-20), effective with the closing of the Separation on April 23, 2008, the results of operations and cash flows related to the vehicular products business and non-building products related corporate items are reported as discontinued operations for all periods presented. There were no assets or liabilities of discontinued operations as of October 31, 2009 or 2008.

In connection with the Separation, Quanex Building Products Corporation received initial funding from Quanex Corporation of $20.9 million as of November 1, 2007. Although the transaction closed on April 23, 2008, economic interests between Quanex Corporation's building products operations and its vehicular products business/legacy corporate accounts were segregated as of November 1, 2007 whereby cash flows generated by the Company's building products businesses were retained by Quanex Building Products Corporation upon the Separation.

Because the Separation was a spin-off among shareholders, for financial statement presentation, there is no gain or loss on the separation of the disposed net assets and liabilities. Rather, the carrying amounts of the net assets and liabilities of the Company's former vehicular products business and non-building products related corporate accounts are removed at their historical cost with an offsetting reduction to stockholders' equity. As of October 31, 2008, the Company incurred a $345.8 million reduction in stockholders' equity from the Separation. During January 2009, this reduction was partially offset by $15.5 million primarily related to the finalization of transaction tax liabilities resulting in a cumulative reduction to stockholders' equity of $330.3 million related to the Separation. The Separation transaction agreements contained four primary true-up items: stock option true-up, change of control agreement true-up, convertible debenture true-up and tax true-up. Three of the true-up items were finalized and cash settled prior to October 31, 2008, and accordingly, are reflected in the $345.8 million; the Company received a net $6.9 million from Gerdau for the Quanex Corporation stock option true-up and the change of control agreement true-up and a true-up receipt of $5.0 million related to Quanex Corporation's convertible debentures. The Company received $15.4 million in cash from Gerdau in January 2009 for the settlement of transaction taxes (as the Separation was a taxable spin) representing the fourth and final true-up. As these true-ups were settled pursuant to the transaction agreements, the Company recorded an adjustment to its cash balance with an offsetting amount to stockholders' equity.

There were no assets or liabilities of discontinued operations as of October 31, 2009 or 2008. The results of discontinued operations for the years ended October 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
		(In thousands)	
Net sales	$ —	$ 571,578	$1,085,046
Transaction expenses and other related Separation costs, before tax	$ —	$ (19,205)	$ (2,474)
Income from discontinued operations before tax	$ —	$ 18,745	$ 119,103
Income tax expense	—	(13,070)	(41,612)
Income from discontinued operations, net of tax	$ —	$ 5,675	$ 77,491

Net sales and income from discontinued operations represent activity of the Company's former vehicular products segment. The year ended October 31, 2009 has no comparable activity as the Separation occurred in April 2008.

Income from discontinued operations before tax for fiscal 2008 declined primarily due to six months of activity for the year ended October 31, 2008 compared to twelve months of activity for the year ended October 31, 2007. In addition, the fiscal 2008 period income declined due to transaction related costs, LIFO charge related to the vehicular products LIFO inventories and the loss on early extinguishment of debentures compared to the fiscal 2007 period. The following describes certain items incurred prior to the Separation date and are reflected in the 2008 discontinued results in the table above:

- Transaction expenses and other related Separation costs for the year ended October 31, 2008 include $13.9 million of transaction costs (primarily investment banking fees, legal fees and accounting fees for the merger and discontinued operations' portion of spin costs) and $4.9 million of expense related to the modification of Quanex Corporation's stock based-compensation awards. The 2007 amounts relate to transaction related deal costs. See Note 14 for additional discussion of the modification of Quanex Corporation's stock-based compensation awards in connection with the Separation.

- With respect to inventories valued using the LIFO method, the vehicular products business (i.e. discontinued operations) recognized $15.3 million and $11.2 million of LIFO expense during the years ended October 31, 2008 and 2007, respectively.

- During the first fiscal quarter of 2008, certain holders elected to convert $9.4 million principal of Debentures. Quanex Corporation paid $18.8 million to settle these conversions, including the premium which Quanex Corporation opted to settle in cash. Quanex Corporation recognized a $9.7 million loss on early extinguishment which represents the conversion premium and the non-cash write-off of unamortized debt issuance costs. This loss is reported in discontinued operations before tax above.

- Discontinued operations' effective tax rate for the year ended 2008 increased to 69.7% from 34.9 % during the same period of 2007 as a result of the predominately nondeductible pretax loss on early extinguishment of the Debentures coupled with transaction costs which are largely nondeductible for tax purposes.

4. Goodwill and Acquired Intangible Assets

Goodwill

Under ASC 350, goodwill is no longer amortized, but is reviewed for impairment annually or more frequently if certain indicators arise. The Company elected to make August 31 the annual impairment assessment date for goodwill. The August 31, 2008 and 2007 review of goodwill indicated that goodwill was not impaired. As a result of the first step of these annual goodwill impairment analyses, the fair value of each reporting unit exceeded its carrying value. Therefore, the second step was not necessary. Beginning in October 2008 and continuing into the first quarter of fiscal 2009, the Company's market capitalization declined below book value. During the first fiscal quarter of 2009, based on a combination of factors, including additional declines in housing start projections, falling aluminum ingot prices, further deterioration of the overall market conditions in the building products industry, downward revision to earnings guidance, and the continued gap between the Company's market value of equity and book value of equity, the Company concluded that there were sufficient indicators to require Quanex to perform an interim goodwill impairment analysis during first fiscal quarter of 2009.

The Company recorded an estimated non-cash goodwill impairment charge of $125.4 million during the first quarter of fiscal 2009 and finalized its goodwill impairment analysis during the second quarter of fiscal 2009; at which time the Company recognized an additional non-cash goodwill impairment charge of $45.3 million bringing the total impairment charge to $170.7 million for the year ended October 31, 2009. The August 31, 2009 review of goodwill indicated that goodwill was not further impaired. As a result, there is $25.2 million of goodwill remaining on the Company's balance sheet as of October 31, 2009. Since this goodwill impairment charge is non-cash, it does not affect liquidity or the Consolidated Leverage Ratio and Consolidated Interest Coverage Ratio contained in the Company's Credit Facility financial covenants (see Note 10 for further information regarding financial covenants and definitions of ratios).

The changes in the carrying amount of goodwill for the years ended October 31, 2009 and 2008 are as follows (in thousands):

	Engineered Products	Aluminum Sheet Products	Consolidated
Balance at October 31, 2007	$ 175,996	$ 20,389	$ 196,385
Effect of foreign currency	(47)	—	(47)
Balance at October 31, 2008	$ 175,949	$ 20,389	$ 196,338
Impairment	(150,266)	(20,389)	(170,655)
Other	(494)	—	(494)
Balance at October 31, 2009	$ 25,189	$ —	$ 25,189

Acquired Intangible Assets

Intangible assets consist of the following (in thousands):

	As of October 31, 2009		As of October 31, 2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Patents	$ 11,560	$ 5,610	$ 17,328	$ 4,996
Trademarks and trade names	33,150	7,709	37,930	7,089
Customer relationships	21,200	5,232	23,691	6,588
Total	$ 65,910	$ 18,551	$ 78,949	$ 18,673
Intangible assets not subject to amortization:				
Trade name	$ —		$ 2,200	

The intangible assets are being amortized over the period they are expected to contribute to the future cash flows of the Company. No residual value is estimated for the intangible assets.

Based on a combination of factors, including additional declines in housing start projections and further deterioration of the overall market conditions in the building products industry, the Company determined that there were events and circumstances during the first quarter of 2009 that could indicate that its carrying amount of intangible assets may not be recoverable. Accordingly, intangible assets were tested for recoverability during the three months ended January 31, 2009. The carrying amount of an intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the intangible asset. If the carrying amount is not recoverable, the impairment loss is measured as the amount by which the carrying amount of the intangible exceeds its fair value. An impairment loss of $11.9 million was recognized during the three months ended January 31, 2009 on certain Engineered Products' trademarks, trade names and patents whose carrying amount was not recoverable and whose carrying amount exceeded fair value. Fair value was determined by the relief from royalty approach which is a variation of the income approach. The intangible asset impairment charge is included in Impairment of goodwill and intangible assets in the accompanying Consolidated Statements of Income. Since this intangible impairment charge is non-cash, it does not affect liquidity or financial covenants. No impairment charges were recorded in 2008 or 2007.

The aggregate amortization expense for intangibles for the years ended October 31, 2009, 2008, and 2007 is $3.2 million, $5.7 million and $6.7 million, respectively. Estimated amortization expense for the next five years for existing intangibles follows (in thousands):

Fiscal Years Ending October 31,	Estimated Amortization
2010	$ 3,006
2011	3,006
2012	3,006
2013	2,944
2014	2,910

5. Earnings per Share

The computation of diluted earnings per share excludes outstanding options and other common stock equivalents in periods where inclusion of such potential common stock instruments would be anti-dilutive in the periods presented. When income from continuing operations is a loss, all potential dilutive instruments are excluded from the computation of diluted earnings per share as they would be anti-dilutive. Accordingly, for the year ended October 31, 2009, 0.1 million of restricted stock and 0.1 million of common stock held by the rabbi trust were excluded from the computation of diluted earnings per share as the Company had a loss from continuing operations. As of October 31, 2009, the Company had 0.9 million of stock options that are potentially dilutive in future earnings per share calculations; such dilution will be dependent on the excess of the market price of the Company's stock over the exercise price and other components of the treasury stock method.

As discussed above, fiscal 2009 basic and diluted earnings per share from continuing operations are identical as the Company reported a loss from continuing operations. The computational components of basic and diluted earnings per share from continuing operations for fiscal 2008 and 2007 are as follows (shares and dollars in thousands except per share amounts):

	For the Year Ended October 31, 2008		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
Basic earnings per share	$ 15,904	37,274	$ 0.43
Effect of dilutive securities:			
Common stock equivalents arising from settlement of contingent convertible debentures	—	1,133	
Common stock equivalents arising from stock options	—	6	
Restricted stock	—	13	
Common stock held by rabbi trust	—	102	
Diluted earnings per share	$ 15,904	38,528	$ 0.41

	For the Year Ended October 31, 2007		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
Basic earnings per share	$ 57,131	36,982	$ 1.54
Effect of dilutive securities:			
Common stock equivalents arising from settlement of contingent convertible debentures	—	1,960	
Common stock equivalents arising from stock options	—	377	
Restricted stock	—	60	
Common stock held by rabbi trust	—	130	
Diluted earnings per share	$ 57,131	39,509	$ 1.45

For the year ended October 31, 2008, 0.1 million stock options were excluded from the computation of diluted earnings per share as the options' exercise price was greater than the average market price of the common stock during the period. The 2.50% Convertible Senior Debentures (Debentures) had a dilutive impact for year-to-date earnings per share for fiscal 2008 as they were outstanding for a portion of the year; however, the Debentures do not have a dilutive effect after 2008. All stock options were dilutive for the 2007 periods presented.

The Company's former 2.50% Convertible Senior Debentures are reported in discontinued operations for historical periods as a result of the Separation. In 2005, the Company irrevocably elected to settle the principal amount of its former Debentures in cash when they became convertible and were surrendered by the holders thereof. The Company retained its option to satisfy any excess conversion obligation (stock price in excess of conversion price) with either shares, cash or a combination of shares and cash. As a result of the Company's election, if dilutive, diluted earnings per share up through the Separation in 2008 include the amount of shares it would have taken to satisfy the excess conversion obligation, assuming that all of the Debentures outstanding during the period were surrendered. For calculation purposes, the average closing price of the Company's common stock for each of the periods presented is used as the basis for determining dilution.

6. Inventories

Inventories consist of the following:

	October 31,	
	2009	2008
	(In thousands)	
Raw materials	$ 20,002	$ 30,221
Finished goods and work in process	23,804	30,732
	43,806	60,953
Supplies and other	2,719	2,895
Total	$ 46,525	$ 63,848

The values of inventories are based on the following accounting methods:

	October 31,	
	2009	2008
	(In thousands)	
LIFO	$ 22,004	$ 32,947
FIFO	24,521	30,901
Total	$ 46,525	$ 63,848

With respect to inventories valued using the LIFO method, replacement cost exceeded the LIFO value by approximately $6.2 million and $14.0 million at October 31, 2009 and 2008, respectively. During fiscal 2009 and fiscal 2007, there were LIFO liquidations that resulted in a reduction of the LIFO reserve (credit to cost of sales) of approximately $43 thousand and $1.3 million, respectively. The LIFO liquidations increased the amount of income recognized in the respective years compared to what would have been recognized had there been no liquidations.

LIFO reserve adjustments are treated as corporate expenses as this matches how management reviews the businesses. The LIFO reserve adjustments are calculated on a consolidated basis in a single consolidated pool using the dollar-value link chain method. Upon completion of the consolidated calculation, the resulting reserve that is recorded to reflect inventories at their LIFO values is not allocated to the segments. Management believes LIFO reserves to be a corporate item and thus performs all reviews of segment operations on a FIFO or weighted-average basis.

Acquisitions are integrated into the Company's operations with some valuing inventory on a LIFO basis and others on a FIFO basis. The selection of the inventory valuation treatment of each acquisition depends on the facts and circumstances that existed at the time of the acquisition, including expected inventory levels and pricing expected in the foreseeable future; this evaluation is applied on each transaction individually. As discussed above, management reviews all of the businesses on a FIFO or weighted-average basis for comparability, with the LIFO reserve treated as a corporate item.

7. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	October 31,	
	2009	2008
	(In thousands)	
Land and land improvements	$ 9,747	$ 9,394
Buildings and building improvements	66,929	66,728
Machinery and equipment	334,742	326,254
Construction in progress	7,822	11,178
Property, plant and equipment, gross	419,240	413,554
Less: accumulated depreciation and amortization	(276,430)	(256,165)
Property, plant and equipment, net	$ 142,810	$ 157,389

Depreciation expense for the years ended October 31, 2009, 2008, and 2007 was $29.5 million, $29.3 million, and 31.3 million, respectively.

The Company had commitments for the purchase or construction of capital assets amounting to approximately $3.2 million at October 31, 2009.

8. Accrued Liabilities

Accrued liabilities consist of the following:

	October 31,	
	2009	2008
	(In thousands)	
Payroll, payroll taxes and employee benefits	$ 13,116	$ 12,127
Accrued insurance and workers compensation	4,228	5,749
Sales allowances	3,468	4,340
Environmental	1,485	1,800
Deferred compensation and other retirement plans	1,232	4,278
Property and sales tax	1,063	1,261
Warranties	1,024	960
Other	4,713	7,801
Accrued liabilities	$ 30,329	$ 38,316

9. Income Taxes

Income taxes are provided on taxable income at the statutory rates applicable to such income.

Income tax expense (benefit) consists of the following:

	Years Ended October 31,		
	2009	2008	2007
		(In thousands)	
Current:			
Federal	$ 413	$ 5,811	$26,295
State	197	1,070	3,610
Foreign	(37)	(80)	129
	573	6,801	30,034
Deferred:	(43,609)	2,984	796
Income tax expense (benefit)	(43,036)	9,785	30,830
Income taxes from discontinued operations	—	13,070	41,612
	$(43,036)	$22,855	$72,442

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax assets are as follows:

	October 31,	
	2009	2008
	(In thousands)	
Deferred tax assets:		
Goodwill and intangibles	$ 34,133	$ —
Tax loss carrybacks and carryforwards	18,042	—
Property, plant and equipment	10,815	18,387
Pension and postretirement benefit obligation	2,932	2,802
Other employee benefit obligations	5,892	5,654
Accrued liabilities and reserves	3,352	2,804
Inventory	3,060	5,558
Other	196	81
	78,422	35,286
Valuation allowance	(276)	—
Total deferred tax assets	$ 78,146	$ 35,286
Deferred tax liabilities:		
Goodwill and intangibles	$ —	$ (3,894)
Net deferred tax asset	$ 78,146	$ 31,392
Deferred income tax assets, non-current	$ 57,535	$ 20,460
Deferred income tax assets, current	20,611	10,932
Net deferred tax asset	$ 78,146	$ 31,392

The valuation allowance relates to tax losses from the Company's foreign operations that are not expected to be realized in the foreseeable future.

Income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to income from continuing operations before income taxes for the following reasons:

	Years Ended October 31,		
	2009	2008	2007
	(In thousands)		
Income tax expense (benefit) at statutory tax rate	$ (63,044)	$ 8,992	$ 30,786
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal effect	(3,695)	741	2,510
U.S. tax benefit for manufacturing	—	—	(872)
Change in deferred tax rate	(2,030)	(1,070)	(1,717)
Goodwill and intangibles	23,875	—	—
Transaction costs	—	908	—
Other items, net	1,858	214	123
	$ (43,036)	$ 9,785	$ 30,830
Effective tax rate	23.9%	38.1%	35.0%

The Company's annual effective tax benefit for fiscal 2009 was 23.9% compared to 38.1% in fiscal 2008 and 35.0% in fiscal 2007. This tax rate benefit for 2009 is unusually low primarily due to the nondeductible portion of the goodwill impairment charge in the current fiscal year. In contrast, the 2008 rate was higher than normal due to transaction costs that were non-deductible for tax purposes with pretax income in 2008. The lower effective rate in 2007 is primarily attributable to an update of the rate on deferred balances.

The change in the deferred tax rates in 2009 and 2008 are primarily the result of changes in the overall structure of the Company following the Separation. The change in the deferred tax rate in 2007 was the result of an overall review of the rate given the changes in state income tax laws.

Other current assets on the Consolidated Balance Sheet include an income tax receivable of $0.7 million and $1.8 million as of October 31, 2009 and 2008, respectively. Current deferred income tax assets on the Consolidated Balance Sheet of $20.6 million include $11.4 million associated with the carryback of operating loss to prior years. Noncurrent deferred income tax assets of $42.9 million includes $51.2 million of deferred tax and $6.3 million of net tax carryforwards of operating loss to future years offset by a liability for unrecognized tax benefit of $14.6 million associated with the Separation.

A reconciliation of the change in the unrecognized income tax benefits balance from November 1, 2007 (the adoption date) to October 31, 2009 is as follows:

	Accrued Interest and Penalties	Unrecognized Income Tax Benefits
	(In thousands)	
Balance at November 1, 2007 (the adoption date)	$ 37	$ 366
Additions for tax positions related to the current year	6	48
Additions for tax positions related to the Separation	—	16,585
Balance at October 31, 2008	$ 43	$ 16,999
Additions for tax positions related to the current year	—	9
Additions for tax positions related to the prior year	166	1,324
Balance at October 31, 2009	$ 209	$ 18,332

The Company adopted the FASB's Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes*" effective November 1, 2007, which later was codified into ASC Topic 740 "*Income Taxes*". Upon adoption, the Company recorded the cumulative effect of the change in accounting principle of $1.9 million as an increase to retained earnings. Of this amount, $2.2 million related to discontinued operations which was offset by $0.3 million related to continuing operations. As a result, for continuing operations, the Company recognized a $0.4 million increase in the liability for unrecognized tax benefits, and a $0.1 million net reduction in deferred tax liabilities. Upon adoption on November 1, 2007, the Company's unrecognized tax benefits related to continuing operations totaled $0.4 million, of which $37 thousand related to interest and penalties. The liabilities for unrecognized tax benefits at November 1, 2007 included $0.1 million for which the disallowance of such items would not affect the annual effective tax rate. As of October 31, 2009, non-current unrecognized tax benefits of $3.7 million and $14.6 million are recorded in Other liabilities and non-current deferred income tax assets, respectively.

The Company and its subsidiaries file income tax returns in the U.S. federal and various state jurisdictions as well as in Canada and China. The Company is not currently under a tax examination, but in certain jurisdictions the statute of limitations has not yet expired. The Company generally remains subject to examination of its U.S. federal income tax returns for 2006 and subsequent years. The Company generally remains subject to examination of its various state income tax returns for a period of four to five years from the date the return was filed. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the state of the federal change.

Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The final outcome of the future tax consequences of legal proceedings, if any, as well as the outcome of competent authority proceedings, changes in regulatory tax laws, or interpretation of those tax laws could impact the Company's financial statements. The Company is subject to the effects of these matters occurring in various jurisdictions. The Company has no knowledge of any event that would materially increase or decrease the unrecognized tax benefits within the next twelve months.

The unrecognized tax benefits at October 31, 2009 of $18.3 million (including $0.6 million for which the disallowance of such items would not affect the annual effective tax rate) primarily relate to the Separation as discussed in Note 1. All other previously recorded unrecognized tax benefit is associated with discontinued operations as discussed in Note 3. For the years ended October 31, 2009 and 2008, the Company recognized $0.2 million and $6 thousand, respectively in interest and penalties, which are reported as Income tax expense in the Consolidated Statements of Income consistent with past practice.

10. Long-Term Debt and Financing Arrangements

Long-term debt consists of the following:

	October 31,	
	2009	2008
	(In thousands)	
Revolving Credit Facility	$ —	$ —
City of Richmond, Kentucky Industrial Building Revenue Bonds	1,100	1,250
Scott County, Iowa Industrial Waste Recycling Revenue Bonds	1,000	1,200
Capital lease obligations and other	166	101
Total debt	$ 2,266	$ 2,551
Less maturities due within one year included in current liabilities	323	363
Long-term debt	$ 1,943	$ 2,188

Credit Facility

The Company's $270.0 million Senior Unsecured Revolving Credit Facility (the Credit Facility) was executed on April 23, 2008. The Credit Facility has a five-year term and is unsecured. The Credit Facility expires April 23, 2013 and provides for up to $50.0 million for standby letters of credit, limited to the undrawn amount available under the Credit Facility. Borrowings under the Credit Facility bear interest at a spread above LIBOR based on a combined leverage and ratings grid. Proceeds from the Credit Facility may be used to provide availability for acquisitions, working capital, capital expenditures and general corporate purposes.

Under the Credit Facility, the Company is obligated to comply with certain financial covenants requiring the Company to maintain a Consolidated Leverage Ratio of no more than 3.25 to 1 and a Consolidated Interest Coverage Ratio of no less than 3.00 to 1. As defined by the Credit Facility's indenture, the Consolidated Leverage Ratio is the ratio of consolidated indebtedness as of such date to consolidated EBITDA for the previous four fiscal quarters; and the Interest Coverage Ratio is the ratio of consolidated EBITDA to consolidated interest expense, in each case for the previous four fiscal quarters. EBITDA is defined by the indenture to include proforma EBITDA of acquisitions and to exclude certain items like non-cash charges. Additionally, the Credit Facility contains certain limitations on additional indebtedness, asset or equity sales, and acquisitions. Dividends and other distributions are permitted so long as after giving effect to such dividend or stock repurchase, there is no event of default.

As of October 31, 2009, the Company had no borrowings under the Credit Facility, and the Company was in compliance with all Credit Facility financial covenants. The availability under the Credit Facility is a function of both the facility amount utilized and meeting covenant requirements. Although there were no borrowings on the Credit Facility and there was only $5.8 million of outstanding letters of credit under the Credit Facility, the aggregate availability under the Credit Facility was limited by the Consolidated Leverage Ratio resulting in an availability of $109.5 million at October 31, 2009.

Other Debt Instruments

The City of Richmond, Kentucky Industrial Building Revenue Bonds were obtained as part of the acquisition of Mikron. These bonds are due in annual installments through October 2020. Interest is payable monthly at a variable rate. The average rate during fiscal 2009 and fiscal 2008 was 0.7% and 2.7%, respectively. These bonds are secured by the land, building and certain equipment of the Mikron East facility located in Richmond, Kentucky. In addition, a $1.1 million letter of credit under the Credit Facility serves as a conduit for making the scheduled payments.

In June 1999, the Company borrowed $3.0 million through Scott County, Iowa Variable Rate Demand Industrial Waste Recycling Revenue Bonds Series 1999. The bonds require 15 annual principal payments of $200,000 beginning on July 1, 2000. The variable interest rate is established by the remarketing agent based on the lowest weekly rate of interest that would permit the sale of the bonds at par, on the basis of prevailing financial market conditions. Interest is payable on the first business day of each calendar month. Interest rates on these bonds during fiscal 2009 have ranged from 0.5% to 1.85%. These bonds are secured by a Letter of Credit.

Additional Debt Disclosures

The Company's consolidated debt had a weighted average interest rate of 1.1% and 2.3% as of October 31, 2009 and October 31, 2008, respectively. Approximately 93% and 96% of the total debt had a variable interest rate at October 31, 2009 and 2008, respectively. As of October 31, 2009 and 2008, the Company's debt of $2.3 million approximates fair value as nearly all the Company's debt is at a variable interest rate. As of October 31, 2009, the Company has $6.8 million in letters of credit, of which $5.8 million in letters of credit fall under the Credit Facility sublimit.

Aggregate maturities of long-term debt at October 31, 2009, are as follows (in thousands):

2010	$ 323
2011	327
2012	328
2013	329
2014	323
Thereafter	636
Total	$ 2,266

11. Retirement Plans

The Company has a number of retirement plans covering substantially all employees. The Company provides both defined benefit and defined contribution plans. In general, the plant or location of his/her employment determines an employee's coverage for retirement benefits.

Pension Plan

The Company has a non-contributory, single employer defined benefit pension plan that covers substantially all non-union employees. Effective January 1, 2007, the Company amended this defined benefit pension plan to include a new cash balance formula for all new salaried employees hired on or after January 1, 2007 and for any non-union employees who were not participating in a defined benefit plan prior to January 1, 2007. All new salaried employees are eligible to receive credits equivalent to 4% of their annual eligible wages, while some of the employees at the time of the amendment were "grandfathered" and are eligible to receive credits ranging up to 6.5% based upon a percentage they received in the defined contribution plan prior to the amendment of the pension plan. Additionally, every year the participants will receive an interest related credit on their respective balance equivalent to the prevailing 30-year Treasury rate. Benefits for participants in this plan prior to January 1, 2007 continue to be based on a more traditional formula for retirement benefits where the plan pays benefits to employees upon retirement, using a formula based upon years of service and pensionable compensation prior to retirement. Of the Company's participants, 99% are under the cash balance formula.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law on December 8, 2003. This Act introduces a Medicare prescription-drug benefit beginning in 2006 as well as a federal subsidy to sponsors of retiree health care plans that provide a benefit at least "actuarially equivalent" to the Medicare benefit. Management has concluded that the Company's plans are at least "actuarially equivalent" to the Medicare benefit. The Company has not included the federal subsidy from the Act for those eligible. The impact to net periodic benefit cost and to benefits paid did not have a material impact on the Consolidated Financial Statements.

Prior to the Separation, the Company's pension plan included participants from the vehicular products business, the building products businesses and corporate. Upon the Separation, Gerdau assumed the pension benefit liabilities for the vehicular products and corporate retiree participants (reported in discontinued operations) while the Company retained the pension benefit liabilities for the building products and active corporate participants. Accordingly, the plan assets were allocated in fiscal 2008 between Gerdau and the Company based on benefit priority categories of the respective participants. The following benefit balances and activity pertain to only continuing operations.

Funded Status and Net Periodic Benefit Cost

The funded status of the defined benefit pension plan at the respective year-ends was as follows:

	October 31, 2009	October 31, 2008
	(In thousands)	
Change in Benefit Obligation		
Benefit obligation at beginning of year[1]	$ 7,003	$ 5,157
Service cost	2,815	3,785
Interest cost	563	372
Amendments	—	—
Actuarial loss (gain)	3,805	(1,907)
Benefits paid	(717)	(337)
Administrative expenses	(443)	(67)
Benefit obligation at end of year[1]	$ 13,026	$ 7,003
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ 4,455	$ 4,814
Actual return on plan assets	561	(3,629)
Employer contributions	3,430	3,675
Benefits paid	(717)	(338)
Administrative expenses	(442)	(67)
Fair value of plan assets at end of year	$ 7,287	$ 4,455
Funded Status	$ (5,739)	$ (2,548)

[1] The benefit obligation is the projected benefit obligation.

	October 31, 2009	October 31, 2008
	(In thousands)	
Amounts Recognized in the Consolidated Balance Sheet:		
Other liabilities	$ (5,739)	$ (2,548)
Net amount recognized	$ (5,739)	$ (2,548)
Amounts Recognized in Accumulated Other Comprehensive Income (pretax):		
Net actuarial (gain) loss	$ (3,844)	$ 192
Net prior service cost (credit)	—	1
Net transition obligation (asset)	—	—
Total	$ (3,844)	$ 193

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the Company's pension plans as of the measurement dates in 2009 and 2008 were $12.1 million and $6.6 million, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

	October 31,	
	2009	2008
	(In thousands)	
Projected benefit obligation	$ 13,026	$ 7,003
Accumulated benefit obligation	12,055	6,601
Fair value of plan assets	7,287	4,455

The net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income (pretax) for the years ended October 31, 2009, 2008 and 2007 were:

	October 31,		
	2009	2008	2007
	(In thousands)		
Net Periodic Benefit Cost:			
Service cost	$ 2,815	$ 3,786	$ 3,445
Interest cost	563	371	338
Expected return on plan assets	(407)	(334)	(364)
Amortization of unrecognized net loss	—	—	22
Net periodic benefit cost	$ 2,971	$ 3,823	$ 3,441
Other changes in plan assets and benefit obligations recognized in other comprehensive income (pretax):			
Net loss (gain) arising during the period	$ 3,651	$ 2,057	$ —
Prior service cost (credit) arising during the period	—	—	—
Amortization of gain (loss)	—	—	—
Amortization of prior service (cost) credit	—	—	—
Total recognized in other comprehensive loss (income)	$ 3,651	$ 2,057	$ —
Total recognized in net periodic benefit cost and other comprehensive loss (income)	$ 6,622	$ 5,880	$ 3,441

The decrease in net pension cost from 2008 to 2009 is primarily attributable to an increase in the discount rate which effectively decreases pension costs and a decrease in participants from reducing headcount. The increase in net pension cost from 2007 to 2008 is primarily attributable to the additional participants in the defined benefit pension plan as of January 1, 2007 as discussed above.

The amount of prior service cost and net actuarial loss for the defined benefit pension plans that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during fiscal 2010 is $0 and $194 thousand, respectively.

Measurement Date and Assumptions

The Company uses an October 31 measurement date for its defined benefit plans. The Company generally determines its actuarial assumptions on an annual basis. The assumptions for the pension benefit calculations for the years ended October 31, are as follows:

	Pension Benefits		
	October 31,		
	2009	2008	2007
Weighted average assumptions to determine benefit obligation at year-end:			
Discount rate	5.65%	8.34%	6.40%
Rate of compensation increase	4.00%	4.00%	4.00%
Weighted average assumptions to determine net periodic benefit costs:			
Discount rate	8.34%	6.47%	5.98%
Expected return on plan assets	8.00%	8.25%	8.50%
Rate of compensation increase	4.00%	4.00%	4.00%

The discount rate is used to calculate the present value of the projected benefit obligation for pension benefits. The rate reflects the rate at which benefits could be effectively settled on the measurement date. For 2009 and 2008, the Company determined its discount rate based on a pension discount curve; and the rate represents the single rate that, if applied to every year of projected benefits payments, would result in the same discounted value as the array of rates that comprise the pension discount curve. The 2007 rate was determined based on high-quality fixed income securities that matched the duration of expected benefit payments. The Company used a portfolio of high quality corporate bonds (i.e. rated Aa- or better) that matched the duration of the expected benefit payments to establish the discount rate for this assumption.

The expected return on plan assets is used to determine net periodic pension expense. The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations. The return assumption is reviewed at least annually. The rate of compensation increase represents the long-term assumption for expected increases to salaries.

Plan Assets

The Company's target allocation for the year ending October 31, 2009 and actual asset allocation by asset category as of October 31, 2009 and 2008 are as follows:

		Actual Allocation at October 31,	
	Target Allocation	2009	2008
Equity securities	60.0%	59.0%	65.0%
Debt securities	40.0%	41.0%	35.0%

	October 31, 2009	October 31, 2008
	(In thousands)	
Large Capitalization	$ 2,427	$ 1,907
Small Capitalization	1,002	399
International Equity	833	603
Equity Securities	$ 4,262	$ 2,909
High-Quality Core Bond	$ 1,484	$ 1,546
High-Quality Government Bond	745	—
High-Yield Bond	746	—
Debt Securities	$ 2,975	$ 1,546
Total Securities[1]	$ 7,237	$ 4,455

(1) Quoted fair value prices are as of October 31, 2009 and 2008.

The Company's investment objective for defined benefit plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required Company plan contributions. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plans' future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers performance relative to the investment guidelines established with each investment manager.

Expected Benefit Payments and Funding

The Company's pension funding policy is generally to make the minimum annual contributions required by applicable regulations, but the Company's funding strategy also considers targeted funded percentages. In fiscal 2009 and 2008, the Company made pension contributions of $3.4 million and $3.7 million, respectively.

During fiscal 2010, the Company expects to contribute approximately $5.0 million to the pension plan to reach targeted funding levels and meet minimum contribution requirements. For the pension benefit plan, this is comprised of expected contributions to the plan. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions. In addition, the Company takes into consideration its business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ greatly from current estimates.

Total benefit payments expected to be paid to participants, which include payments funded from the Company's assets, as discussed above, as well as payments paid from the plan are as follows:

Years Ended October 31,	Pension Benefits
	(In thousands)
2010	$ 427
2011	676
2012	1,326
2013	1,516
2014	1,872
2015 - 2019	11,711

Postretirement Benefit Plan

The Company provides certain healthcare and life insurance benefits for eligible retired employees employed prior to January 1, 1993. Certain employees may become eligible for those benefits if they reach normal retirement age while working for the Company. The Company continues to fund benefit costs on a pay-as-you-go basis. At October 31, 2009, the Company had a total liability of $1.0 million of which $0.1 million was recorded in Accrued Liabilities and $0.9 million was recorded in Deferred pension and postretirement benefits on the Consolidated Balance Sheets. At October 31, 2008, the Company had a total liability of $0.6 million, all of which was recorded in Deferred pension and postretirement benefits on the Consolidated Balance Sheets.

Defined Contribution Plans

The Company also has defined contribution plans to which both employees and the Company make contributions. The Company contributed approximately $1.1 million, $3.0 million and $4.1 million to these plans in fiscal 2009, 2008 and 2007, respectively. The reduction in contributions from 2008 to 2009 primarily resulted from the Company suspending its matching contributions to the Quanex Building Products Salaried and Non-Union 401(K) Plan effective April 1, 2009 as part of its efforts to reduce controllable spending. The reduction in contributions from 2007 to 2008 primarily resulted from the conversion of many employees from certain defined contribution plans to a defined benefit plan as of January 1, 2007. At October 31, 2008, assets of the defined contribution plans included shares of the Company's common stock with a market value of approximately $1.7 million, which represented approximately 1.5% of the total fair market value of the assets in the Company's defined contribution plans. No shares of the Company's common stock were held by the Company's defined contribution plan as of October 31, 2009 as Company stock is no longer an investment option offered under the Plan.

Other

Quanex has a Supplemental Benefit Plan covering certain key officers of the Company. Earned vested benefits under the Supplemental Benefit Plan were approximately $0.7 million, $4.2 million and $3.6 million at October 31, 2009, 2008 and 2007, respectively. As of October 31, 2008, $4.0 million of the total liability was recorded in Accrued liabilities, as the Company distributed this amount during fiscal 2009 with the remaining $0.3 million recorded as part of Other (non-current) liabilities. The entire October 31, 2009 balance is recorded as part of Other (non-current) liabilities. The Company also has a non-qualified Deferred Compensation Plan covering members of the Board of Directors and certain key employees of the Company. The estimated market values of the Deferred Compensation Plan as of October 31, 2009, 2008 and 2007, respectively were approximately $5.2 million, $2.9 million and $5.3 million.

12. Industry Segment Information

Business segments are reported in accordance with ASC Topic 280 "*Segment Reporting*" (ASC 280). ASC 280 requires the Company to disclose certain information about its operating segments where operating segments are defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance." Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

Quanex has two reportable segments: Engineered Products and Aluminum Sheet Products. The Engineered Products segment produces engineered products and components primarily serving the window and door industry, while the Aluminum Sheet Products segment produces common alloy mill finished and coated aluminum sheet serving the broader building and construction markets, as well as other capital goods and transportation markets. The main market drivers of the two segments are residential housing starts and residential remodeling expenditures.

For financial reporting purposes three of the Company's four operating segments, Homeshield, Truseal and Mikron, have been aggregated into the Engineered Products reportable segment. The remaining division, Nichols Aluminum, is reported as a separate reportable segment. The financial performance of the operations is based upon operating income.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, with the exception of the inventory valuation method. The Company measures its inventory at the segment level on a FIFO or weighted-average basis; however at the consolidated Company level, approximately half of the inventory is measured on a LIFO basis. The LIFO reserve is computed on a consolidated basis as a single pool and is thus treated as a corporate expense. See Note 6 to the financial statements for more information. LIFO inventory adjustments along with corporate office charges and intersegment eliminations are reported as Corporate, Intersegment Eliminations or Other. The Company accounts for intersegment sales and transfers as though the sales or transfers were to third parties, that is, at current market prices. Corporate assets primarily include cash and equivalents partially offset by the Company's consolidated LIFO inventory reserve.

For the year ended October 31, 2009, one customer, Andersen Corporation, represented $62.7 million or 11% of the consolidated net sales of the Company. For the year ended October 31, 2008, one customer, Associated Materials, Inc., represented $105.8 million or 12% of the consolidated net sales of the Company. Both of the Company's segments make sales to both Andersen Corporation and Associated Materials, Inc. For the year ended October 31, 2007, no one customer represented 10% or more of the consolidated net sales of the Company. Following is selected segment information.

	For the Years Ended October 31,		
	2009	2008	2007[2]
		(In thousands)	
Net Sales:			
Engineered Products	$ 323,319	$ 407,896	$ 457,764
Aluminum Sheet Products	273,728	479,925	524,215
Intersegment Eliminations	(12,037)	(18,888)	(18,005)
Consolidated	$ 585,010	$ 868,933	$ 963,974
Depreciation and Amortization:			
Engineered Products	23,627	26,086	27,922
Aluminum Sheet Products	8,954	8,793	9,829
Corporate	134	193	240
Consolidated	$ 32,715	$ 35,072	$ 37,991
Operating Income (Loss)[3]:			
Engineered Products	(141,361)	29,882	43,815
Aluminum Sheet Products	(26,416)	40,260	65,732
Corporate & Other[1]	(12,304)	(49,161)	(21,378)
Consolidated	$ (180,081)	$ 20,981	$ 88,169
Capital Expenditures:			
Engineered Products	8,482	11,439	9,791
Aluminum Sheet Products	7,523	4,236	6,102
Corporate & Other	148	140	11
Consolidated	$ 16,153	$ 15,815	$ 15,904
Identifiable Assets:			
Engineered Products	275,008	440,172	444,677
Aluminum Sheet Products	138,615	197,436	162,139
Corporate, Intersegment Eliminations & Other	129,977	43,239	(14,246)
Discontinued Operations[2]	-	-	742,252
Consolidated	$ 543,600	$ 680,847	$ 1,334,822

(1) Corporate & Other includes transaction-related expenditures of $26.5 million during the year ended October 31, 2008 compared to $0.1 million during fiscal 2009 and none in the corresponding periods of 2007. These 2008 transaction related expenses represent $2.9 million of spin-off transaction costs, $22.8 million non-cash expense related to the modification of stock-based compensation awards and $0.8 million related to the acceleration of executive incentive and other benefits. For additional discussion of the stock-based compensation modification impact, see Note 14.

(2) As more fully described in Notes 1 and 3, the Company's former vehicular products segment and non-building products related corporate accounts are reported in discontinued operations for all periods presented.

(3) As more fully described in Note 4, in fiscal 2009, the Company recorded a non-cash goodwill impairment charge of $170.7million. Engineered Products recorded $150.3 million, and Aluminum Sheet Products recorded $20.4 million of the goodwill impairment charge. Additionally, Engineered Products recorded an intangible impairment charge of $11.9 million in fiscal 2009.

Net Sales by Product Information

Reportable segment net sales separately reflect revenues for each group of similar products and services. The Engineered Products segment sells window and door components and the Aluminum Sheet Products segment sells aluminum mill sheet products.

Geographic Information

Operations of the Company are located in the United States. All long-lived assets are located in the United States except $1.5 million of machinery and equipment which is located in China. Net sales by geographic region are attributed to countries based on the location of the customer and are as follows:

	Years Ended October 31,		
	2009	2008	2007
		(In thousands)	
Net Sales			
United States	$ 514,949	$ 768,759	$ 871,452
Mexico	6,519	15,109	16,165
Canada	42,246	65,736	65,006
Asian countries	13,758	6,536	6,468
European countries	7,210	11,860	3,805
Other foreign countries	328	933	1,078
Total foreign	70,061	100,174	92,522
Total net sales	$ 585,010	$ 868,933	$ 963,974

13. Stockholders' Equity

The Company's authorized capital stock consists of 125,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, no par value, as of October 31, 2009. As of October 31, 2009 and 2008, there were no shares of Preferred Stock issued or outstanding.

Stock Repurchase Program and Treasury Stock

Quanex Corporation had a stock buyback program. As of October 31, 2007, the remaining shares authorized for repurchase in the program was 2,676,050. This program was particular to Quanex Corporation, and Quanex Building Products Corporation's Board of Directors has not currently established a similar program for the Company. There were no shares of treasury stock at October 31, 2009 and 2008. The number of shares of treasury stock was reduced to zero by April 23, 2008 due primarily to the Separation and to a lesser extent stock option exercises and restricted stock issuances.

Rabbi Trust

The Company's rabbi trust held Quanex Corporation common stock which was recorded as a contra-equity at historical cost prior to the Separation. Upon completion of the Separation, the rabbi trust was separated between Quanex Building Products Corporation and Gerdau. For each share held in the Quanex Building Products rabbi trust, merger proceeds of $39.20 per share and one share of Quanex Building Products common stock were received. The shares of Quanex Building Products common stock are recorded at the same historical cost as the Quanex Corporation common stock and are reported as contra-equity. As of October 31, 2009 and 2008, the rabbi trust held 102,125 shares of Quanex Building Products' common stock. The merger proceeds equated to $4.0 million to the rabbi trust, which was recorded as income in Other, net during the second fiscal quarter of 2008. During the third fiscal quarter of 2008, Quanex Building Products received $3.6 million of cash from the rabbi trust as reimbursement for deferred compensation payments made by Quanex Building Products. The rabbi trust's remaining merger proceeds of $0.4 million as of October 31, 2009 and 2008 are consolidated in Prepaid and other current assets.

14. Stock-Based Compensation

Effective with the Separation on April 23, 2008, the Company established the Quanex Building Products Corporation 2008 Omnibus Incentive Plan (the 2008 Plan). The 2008 Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), performance stock awards, performance unit awards, annual incentive awards, other stock-based awards and cash-based awards. The 2008 Plan is administered by the Compensation and Management Development Committee of the Board of Directors and allows for immediate, graded or cliff vesting options, but options must be exercised no later than ten years from the date of grant. The aggregate number of shares of common stock authorized for grant under the 2008 Plan is 2,900,000. Any officer, key employee and / or non-employee director of the Company or any of its affiliates is eligible for awards under the 2008 Plan. The initial awards granted under the 2008 Plan were on April 23, 2008; service is the vesting condition. All Quanex Corporation unvested stock options and restricted shares vested as set forth in the Separation related agreements prior to the completion of the Separation on April 23, 2008, and all such Quanex Corporation stock-based compensation awards were settled effective with the Separation.

The Company's practice is to grant options and restricted stock or RSUs to non-employee directors on October 31st of each year, with an additional grant of options to each director on the date of his or her first anniversary of service. Additionally, the Company's practice is to grant options and restricted stock to employees at the Company's December board meeting and occasionally to key employees on their respective dates of hire. The exercise price of the option awards is equal to the closing market price on these pre-determined dates. The Company generally issues shares from treasury stock, if available, to satisfy stock option exercises. If there are no shares in treasury stock the Company issues additional shares of common stock.

The Company's stock-based compensation expense prior to the Separation on April 23, 2008 was driven by stock awards issued by the Company's predecessor, Quanex Corporation. The Company's stock-based compensation following the Separation is related to the Company's stock awards only and is governed by the 2008 Plan. In all instances, the stock-based compensation recorded in Selling, general and administrative expense included in continuing operations relates to employees or former employees of the Company's building products operating divisions, Quanex Building Products Corporation corporate employees and non-employee directors of the Company. Stock-based compensation expense related to the Company's former vehicular products business, former corporate employees as of the Separation and former directors as of the Separation is reflected in discontinued operations for all periods presented. Stock-based compensation for the years ended October 31, 2009, 2008 and 2007 for the Company's continuing operations was as follows:

	Years Ended October 31,		
	2009	2008	2007
		(In thousands)	
Modification – stock options	$ —	$ 21,696	$ —
Modification – restricted stock	—	1,061	—
Modification – subtotal	—	22,757	—
Stock option expense	1,912	2,568	3,172
Restricted stock amortization	1,271	806	1,597
Restricted stock units	246	247	156
Total pretax stock-based compensation expense included in income from continuing operations	$ 3,429	$ 26,378	$ 4,925
Income tax benefit related to stock-based compensation included in net income	$ 1,313	$ 10,050	$ 1,842

The table above reflects $22.8 million of expense in April 2008 related to the modification of stock-based compensation awards associated with the Separation. The Separation constituted a change in control for purposes of Quanex Corporation's outstanding stock option awards and restricted stock awards. Accordingly, all unvested stock options and restricted shares vested as set forth in the Separation related agreements prior to completion of the Separation on April 23, 2008. Additionally, pursuant to the Separation related agreements, all outstanding stock options were cash settled by Gerdau following the Separation. A change such as this in the terms and conditions of the stock-based awards constitutes a modification of the award. As a result, the Company incurred compensation cost from the incremental increase in fair value of the award upon modification just prior to the Separation over the award's original grant date fair value. Even though all stock option awards were cash settled by Gerdau following the Separation, the Company recorded $21.7 million of non-cash stock option expense in continuing operations as the expense was associated with awards held by building products employees and then active corporate employees and directors. In connection with the Separation, 1.3 million stock options and 41 thousand restricted stock awards were modified.

The Company has not capitalized any stock-based compensation cost as part of inventory or fixed assets during the years ended October 31, 2009, 2008 and 2007. Cash received from option exercises and tax benefits from stock option exercises and lapses on restricted stock prior to the Separation are reflected in discontinued operations' cash flows from financing activities. Future cash proceeds from stock option exercises and the related tax benefits would be a component of financing cash flows from continuing operations; however, since the Separation on April 23, 2008, there have not been any stock option exercises and minimal lapses on restricted stock.

Stock Options

The Company uses the Black-Scholes-Merton option-pricing model to estimate the fair value of its stock options. The 2009 and 2008 valuation assumptions pertain to grants made by Quanex Building Products Corporation subsequent to the Separation on April 23, 2008. The 2007 valuation assumptions pertain to Quanex Corporation stock options but are applicable to the Company as those 2007 valuation assumptions were the basis for stock-based compensation for building products employees (reported in continuing operations) during the periods prior to the Separation. A description of the methodology for the valuation assumption follows:

- *Expected Volatility* – For 2007, expected volatility was determined using historical volatilities based on historical Quanex Corporation stock prices for a period that matched the expected term. For the 2008 and 2009 grants following the Separation, expected volatility was determined based on the historical data available for peer companies as Quanex Building Products Corporation is a new company with no historical price data available. The expected volatility assumption is adjusted if future volatility is expected to vary from historical experience.

- *Expected Term* - The expected term of options represents the period of time that options granted are expected to be outstanding and falls between the option's vesting and contractual expiration dates. For 2007, the expected term assumption was developed by using historical exercise data of Quanex Corporation adjusted as appropriate for future expectations. Quanex Building Products Corporation is a new company with no company specific exercise behavior available. Accordingly, for the 2008 and 2009 grants following the Separation, expected term was determined based on historical data from Quanex Corporation considering that Quanex Corporation's employee group was the most similar to Quanex Building Products Corporation's employee group. Separate groups of employees that have similar historical exercise behavior are considered separately. Accordingly, the expected term range given below results from certain groups of employees exhibiting different behavior.

- *Risk-Free Rate* - The risk-free rate is based on the yield at the date of grant of a zero-coupon U.S. Treasury bond whose maturity period equals the option's expected term.

- *Expected Dividend Yield* – For the 2007 grants, the expected dividend yield over the expected term was based on the expected dividend yield of Quanex Corporation prior to the Separation. For the 2008 and 2009 grants following the Separation, this valuation assumption was based on the expected dividend yield of Quanex Building Products Corporation following the Separation.

The fair value of each option was estimated on the date of grant. The following is a summary of valuation assumptions for grants during the years ended October 31, 2009, 2008 and 2007:

Valuation assumptions	Grants During the Years Ended October 31, 2009 (Quanex Building Products)	2008 (Quanex Building Products)	2007 (Quanex Corporation)
Weighted-average expected volatility	47.0%	39.0%	36.5%
Expected term (in years)	4.9-5.1	4.9-5.1	4.9-5.1
Risk-free interest rate	1.6%	2.8%	4.4%
Expected dividend yield over expected term	1.0%	1.0%	1.8%
Weighted-average grant-date fair value per share	$3.21	$5.24	$12.52

The decrease in the weighted average grant-date fair value is primarily related to the Company's stock price; for Quanex Building Products Corporation, the weighted-average market price on the date of grant was $8.24 in 2009 compared to approximately $14.90 in 2008 and $37.55 in 2007 for Quanex Corporation.

QUANEX BUILDING PRODUCTS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quanex Building Products Corporation – Stock Options

As previously described, effective with the Separation on April 23, 2008, the Company established the Quanex Building Products Corporation 2008 Omnibus Incentive Plan (the 2008 Plan) which includes stock options. The 2008 Plan is the only plan currently active. Below is a table summarizing the stock option activity for the 2008 Plan (applicable to periods subsequent to the Separation). All activity relates to the Company's continuing operations.

	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (000s)
Outstanding at October 31, 2008	1,214,839	$ 14.88		
Granted	541,109	8.24		
Exercised	—	—		
Cancelled/Expired	(346,027)	14.71		
Outstanding at October 31, 2009	1,409,921	12.38	8.5	$ 3,778
Vested or expected to vest at October 31, 2009	1,317,052	12.35	8.5	3,578
Exercisable at October 31, 2009	435,542	14.41	7.9	298

No options were exercised during fiscal year 2009 or 2008 under the 2008 Plan.

A summary of the non-vested stock option shares during fiscal 2009 is presented below:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Non-vested at October 31, 2008	1,112,734	$ 5.34
Granted	541,109	8.24
Vested	(333,837)	15.14
Forfeited	(345,627)	14.71
Non-vested at October 31, 2009	974,379	11.47

The total fair value of shares vested during the year ended October 31, 2009 and following the Separation through October 31, 2008 was $1.8 million and $0.4 million, respectively. Total unrecognized compensation cost related to stock options granted under the 2008 Plan was $2.6 million as of October 31, 2009. That cost is expected to be recognized over a weighted-average period of 1.8 years.

Quanex Corporation Predecessor Stock Options

Below are descriptions and activity of all former Quanex Corporation plans (applicable to periods prior to the Separation). The summary below reflects all stock option awards of the Company and its accounting predecessor, including those awarded to former vehicular products employees and corporate retirees whose expense is reported in discontinued operations.

2006 Omnibus Incentive Plan (Predecessor Quanex Corporation Plan)

The predecessor Company's 2006 Omnibus Incentive Plan (the 2006 Plan) provided for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock awards, performance unit awards, annual incentive awards, other stock-based awards and cash-based awards. The 2006 Plan was administered by the Compensation Committee of the Board of Directors and allowed for immediate, graded or cliff vesting options with options required to be exercised no later than ten years from the date of grant. The aggregate number of shares of common stock authorized for grant under the 2006 Plan was 2,625,000. Any officer, key employee and / or non-employee director of the Company or any of its affiliates was eligible for awards under the 2006 Plan. Service was the vesting condition for awards granted under the 2006 Plan. The 2006 Plan was terminated upon closing of the Separation.

The total intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) exercised during the fiscal 2008 period prior to the Separation and the year ended October 31, 2007 were $0.1 million and $0.1 million, respectively. The total fair value of options vested during the 2008 period prior to the Separation was $1.3 million. The total fair value of shares vested in connection with the Separation (reflecting the modification) was $10.8 million. The total fair value of shares vested during October 31, 2007 was $0.3 million.

Key Employee and Non-Employee Director Stock Option Plans (Predecessor Quanex Corporation Plan)

The predecessor Company's 1996 Employee Stock Option and Restricted Stock Plan (the 1996 Plan) and 1997 Key Employee Stock Plan (the 1997 Plan) provided for the granting of options to employees and non-employee directors of up to an aggregate of 6,637,500 common shares. Unless otherwise provided by the Board of Directors at the time of grant, options became exercisable in one-third increments maturing cumulatively on each of the first through third anniversaries of the date of grant and were required to be exercised no later than ten years from the date of grant. The 1996 Plan expired as of December 31, 2005, and the 1997 Plan was terminated effective December 31, 2005.

The total intrinsic value of options exercised during the fiscal 2008 period prior to the Separation and year ended October 31, 2007 was $3.7 million and $3.7 million, respectively. The total fair value of options vested during the 2008 period prior to the Separation was $2.1million. The total fair value of shares vested in connection with the Separation in April 2008 (reflecting the modification) was $4.0 million. The total fair value of shares vested during the year ended October 31, 2007 was $3.0 million.

1989 Non-Employee Directors Stock Option Plan *(Predecessor Quanex Corporation Plan)*

The predecessor Company's 1989 Non-Employee Directors Stock Option Plan provided for the granting of stock options to non-employee directors to purchase up to an aggregate of 472,500 shares of common stock. Options became exercisable at any time commencing six months after the grant and were required to be exercised no later than ten years from the date of grant. No option could be granted under the plan after December 5, 1999. All stock option shares under this plan were vested as of the beginning of the reporting period, and all options under this plan were exercised by October 31, 2007. The total intrinsic value of options exercised during the year ended October 31, 2007 was $0.2 million.

1997 Non-Employee Director Stock Option Plan *(Predecessor Quanex Corporation Plan)*

The predecessor Company's 1997 Non-Employee Director Stock Option Plan provided for the granting of stock options to non-employee directors to purchase up to an aggregate of 900,000 shares of common stock. Options granted under this plan generally became exercisable immediately or became exercisable in one-third increments maturing cumulatively on each of the first through third anniversaries of the date of grant. Options generally must be exercised no later than ten years from the date of grant. On December 5, 2002, the Company elected to terminate future grants of options under this plan.

The total intrinsic value of options exercised during the fiscal 2008 period prior to the Separation and year ended October 31, 2007 was $0.1 million and $0.7 million, respectively. All stock options under this plan were vested as of October 31, 2005.

Restricted Stock

Under the 2008 Plan, common stock may be awarded to key employees, officers and non-employee directors. The recipient is entitled to all of the rights of a shareholder, except that during the forfeiture period the shares are nontransferable. The awards vest over a specified time period, but typically either immediately vest or cliff vest over a three-year period with service as the vesting condition. Upon issuance of stock under the plan, fair value is measured by the grant date price of the Company's shares. This fair value is then expensed over the restricted period with a corresponding increase to additional paid-in-capital. A summary of non-vested restricted shares at October 31, 2008, and changes during the year ended October 31, 2009 follows.

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at October 31, 2008	324,923	$15.18
Granted	124,890	7.82
Vested	(8,333)	15.55
Forfeited	(129,431)	14.82
Nonvested at October 31, 2009	312,049	12.38

For the following discussion, the Separation and periods prior to the Separation include restricted stock awards awarded to former vehicular products employees whose expense is reported in discontinued operations. However, just prior to the Separation, restrictions on all outstanding restricted stock awards lapsed. Therefore, all activity post Separation would relate to the Company's continuing operations. Restricted stock awards prior to Separation were granted under the predecessor plans as described previously. The weighted-average grant-date fair value of restricted stock granted during the year ended October 31, 2009 and post Separation during the year ended October 31, 2008 was $7.82 and $15.16, respectively. The weighted-average grant-date fair value of restricted stock granted during the year ended October 31, 2007 was $37.55. The total fair value of restricted stock vested during the year ended October 31, 2009 was $0.1 million. The total fair value of restricted stock vested in 2008 prior to the Separation and in connection with the Separation were $2.3 million and $2.2 million, respectively. The total fair value of restricted stock vested during the year ended October 31, 2007 was $1.2 million. Total unrecognized compensation cost related to unamortized restricted stock awards was $2.2 million as of October 31, 2009. That cost is expected to be recognized over a weighted-average period of 1.7 years.

Restricted Stock Units

Restricted stock units (RSUs) were first awarded for the scheduled October 31, 2006 grant to non-employee directors in lieu of restricted stock. RSUs granted prior the Separation were granted under the 2006 Plan, and RSUs granted post April 2008 Separation were granted under the 2008 Plan. RSUs prior to the Separation were cash settled at Separation, and outstanding RSUs as of October 31, 2009 are under the 2008 Plan. RSUs are not considered to be outstanding shares of common stock and do not have voting rights. Holders of RSUs receive cash for an equivalent amount of cash dividends paid on the underlying common stock.

Upon the earlier of the date the individual ceases to be a board member or a change of control, each RSU is payable in cash in an amount equal to the market value of one share of the Company's common stock. Accordingly, the RSU liability will be adjusted to fair market value at each reporting date. The Company granted 9,426, 18,191, and 3,035 RSU awards in 2009, 2008, and 2007, respectively. The fair market value per share of the outstanding awards was $14.87 and $9.16 as of October 31, 2009 and 2008, respectively, and the aggregate amount charged to expense with respect to these awards was $0.2 million, $0.2 million, and $0.2 million in fiscal 2009, 2008, and 2007, respectively. The number of RSU awards outstanding as of October 31, 2009 and 2008 was 27,617 and 18,191, respectively.

15. Commitments

Quanex has operating leases for certain real estate and equipment. Rental expense for the years ended October 31, 2009, 2008, and 2007 was $4.8 million, $4.9 million, and $5.0 million, respectively.

Quanex is a party to non-cancelable purchase obligations primarily for natural gas and aluminum scrap used in the manufacturing process. Amounts purchased under these purchase obligations for the years ended October 31, 2009, 2008 and 2007 were $17.5 million, $2.4 million and $18.6 million, respectively.

Future minimum payments as of October 31, 2009, by year and in the aggregate under operating leases having original non-cancelable lease terms in excess of one year and estimated non-cancellable purchase obligations with remaining terms in excess of a year as of October 31, 2009, by year and in the aggregate were as follows (in thousands):

	Operating Leases	Purchase Obligations
2010	$ 3,987	$ 1,654
2011	2,729	94
2012	2,227	—
2013	2,145	—
2014	1,963	—
Thereafter	2,805	—
Total	$ 15,856	$ 1,748

16. Contingencies

Environmental

Quanex is subject to extensive laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, Quanex must make capital and other expenditures on an ongoing basis. The Company accrues its best estimates of its remediation obligations and adjusts such accruals as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies, and regulatory approvals. In accruing for environmental remediation liabilities, costs of future expenditures are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. When environmental laws might be deemed to impose joint and several liability for the costs of responding to contamination, the Company accrues its allocable share of liability taking into account the number of parties participating, their ability to pay their shares, the volumes and nature of the wastes involved, the nature of anticipated response actions, and the nature of the Company's alleged connections. The cost of environmental matters has not had a material adverse effect on Quanex's operations or financial condition in the past, and management is not aware of any existing conditions that it currently believes are likely to have a material adverse effect on Quanex's operations, financial condition or cash flow.

Total environmental reserves and corresponding recoveries for Quanex's current plants were as follows:

	October 31, 2009	October 31, 2008
	(in thousands)	
Current[1]	$ 1,485	$ 1,800
Non-current	1,767	2,485
Total environmental reserves	$ 3,252	$ 4,285
Receivable for recovery of remediation costs[2]	$ 3,437	$ 4,671

Approximately $0.5 million of the October 31, 2009 reserve represents administrative costs; the balance represents estimated costs for investigation, studies, cleanup, and treatment. The reserve has not been discounted. As discussed below, an associated $3.4 million and $4.7 million undiscounted recovery from indemnitors of remediation costs at one plant site is recorded as of October 31, 2009 and October 31, 2008, respectively. The change in the environmental reserve during the year ended October 31, 2009 primarily consisted of cash payments of remediation costs.

The Company's Nichols Aluminum-Alabama, LLC (NAA) subsidiary operates a plant in Decatur, Alabama that is subject to an Alabama Hazardous Wastes Management and Minimization Act Post-Closure Permit. Among other things, the permit requires NAA to remediate, as directed by the state, historical environmental releases of wastes and waste constituents. Consistent with the permit, NAA has undertaken various studies of site conditions and, during the first quarter of 2006, started a phased program to treat in-place free product petroleum that had been released underneath the plant. Based on its studies to date, which remain ongoing, the Company's remediation reserve at NAA's Decatur plant is $3.3 million. NAA was acquired through a stock purchase in which the sellers agreed to indemnify Quanex and NAA for identified environmental matters related to the business and based on conditions initially created or events initially occurring prior to the acquisition. Environmental conditions are presumed to relate to the period prior to the acquisition unless proved to relate to releases occurring entirely after closing. The limit on indemnification is $21.5 million excluding legal fees. In accordance with the indemnification, the indemnitors paid the first $1.5 million of response costs and have been paying 90% of ongoing costs. Based on its experience to date, its estimated cleanup costs going forward, and costs incurred to date as of October 31, 2009, the Company expects to recover from the sellers' shareholders an additional $3.4 million. Of that, $2.9 million is recorded in Other assets, and the balance is reflected in Accounts receivable.

The Company's final remediation costs and the timing of those expenditures will depend upon such factors as the nature and extent of contamination, the cleanup technologies employed, the effectiveness of the cleanup measures that are employed, and regulatory concurrences. While actual remediation costs therefore may be more or less than amounts accrued, the Company believes it has established adequate reserves for all probable and reasonably estimable remediation liabilities. It is not possible at this point to reasonably estimate the amount of any obligation for remediation in excess of current accruals because of uncertainties as to the extent of environmental impact, cleanup technologies, and concurrence of governmental authorities.

[1] Reported in Accrued liabilities on the Consolidated Balance Sheets
[2] Reported in Accounts receivable and Other assets on the Consolidated Balance Sheets

The Company currently expects to pay the accrued remediation reserve through at least fiscal 2016, although some of the same factors discussed earlier could accelerate or extend the timing.

Asset Retirement Obligations

The Company has asset retirement obligations at certain Engineered Products leased facilities due to leasehold improvements constructed for the Company's manufacturing processes. Upon lease termination, the Company may be required to remove the leasehold improvements per the lease agreements. As of October 31, 2009 and 2008 the Company has asset retirement obligations for these leasehold improvements of $0.8 million and $0.8 million, respectively, which is included in Other liabilities on the Company's balance sheet.

Other

From time to time, the Company and its subsidiaries are involved in various litigation matters arising in the ordinary course of their business. Although the ultimate resolution and impact of such litigation on the Company is not presently determinable, the Company's management believes that the eventual outcome of such litigation will not have a material adverse effect on the overall financial condition, results of operations or cash flows of the Company.

17. Transition Services Agreement

Quanex Building Products Corporation entered into a transition services agreement on December 19, 2007 with Quanex Corporation to provide services to Quanex Corporation (and ultimately Gerdau), including, but not limited to, benefit administration services, salary administration services, transitional legal services, accounting services, tax return preparation, tax consulting and related services, as such services may reasonably be necessary as a result of the Separation and in connection with Gerdau's ownership of Quanex Corporation following the Separation. Accordingly, such services pertain to the Company's former vehicular products business and non-building products related corporate items.

The fees to be paid for the services are determined by the parties based on market rates for such services. Additional services may be added upon agreement of the parties, and any service may be terminated without impacting the provision of any other services. The agreement terminated in May 2009. For the year ended October 31, 2009 and October 31, 2008, Quanex Building Products Corporation recorded $0.1 million and $1.3 million of income related to the transition services agreement.

18. Quarterly Results of Operations (Unaudited)

The following sets forth the selected quarterly information for the years ended October 31, 2009 and 2008.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands except per share amounts)			
2009:				
Net sales	$ 112,888	$ 113,206	$ 163,977	$ 194,939
Cost of sales[1]	106,664	104,387	129,009	149,288
Depreciation and amortization[2]	7,451	6,892	6,664	6,286
Impairment of goodwill and intangibles	137,299	45,263	—	—
Operating income (loss)	(155,561)	(57,219)	12,429	20,270
Income (loss) from continuing operations	(120,413)	(40,146)	8,137	15,331
Net income (loss)	(120,413)	(40,146)	8,137	15,331
Earnings per share:				
Basic earnings (loss) from continuing operations	$ (3.23)	$ (1.08)	$ 0.22	$ 0.41
Basic earnings (loss)	$ (3.23)	$ (1.08)	$ 0.22	$ 0.41
Diluted earnings (loss) from continuing operations	$ (3.23)	$ (1.08)	$ 0.22	$ 0.41
Diluted earnings (loss)	$ (3.23)	$ (1.08)	$ 0.22	$ 0.41
2008[3]:				
Net sales	$ 174,912	$ 207,338	$ 240,338	$ 246,345
Cost of sales[1]	147,077	170,776	200,443	199,080
Depreciation and amortization[2]	6,970	7,167	6,987	7,116
Operating income (loss)[4]	(1,167)	(16,222)	14,372	23,998
Income (loss) from continuing operations	(609)	(7,315)	8,818	15,010
Net income (loss)	3,084	(5,333)	8,818	15,010
Earnings per share:				
Basic earnings (loss) from continuing operations	$ (0.02)	$ (0.20)	$ 0.24	$ 0.40
Basic earnings (loss)	$ 0.08	$ (0.14)	$ 0.24	$ 0.40
Diluted earnings (loss) from continuing operations	$ (0.02)	$ (0.20)	$ 0.24	$ 0.40
Diluted earnings (loss)	$ 0.08	$ (0.14)	$ 0.24	$ 0.40

(1) Cost of sales excludes depreciation and amortization shown separately.

(2) Depreciation and amortization represent depreciation and amortization directly associated with or allocated to products sold and services rendered and excludes corporate depreciation and amortization.

(3) As more fully described in Notes 1 and 3, the Company's former vehicular products segment and non-building products related corporate accounts are reported in discontinued operations for all periods presented.

(4) Fiscal 2008 Operating income (loss) includes transaction expenses of $0.8 million and $25.7 million in the first and second quarters related to the Separation as described in Notes 1 and 3.

QUANEX BUILDING PRODUCTS CORPORATION

SUPPLEMENTARY FINANCIAL DATA
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged (Credited) to Costs & Expenses	Write-offs	Other	Balance at End of Year
			(In thousands)		
Allowance for doubtful accounts[1]:					
Year ended October 31, 2009	$ 1,892	$ 607	$ (785)	$ (18)	$ 1,696
Year ended October 31, 2008	2,058	323	(397)	(92)	1,892
Year ended October 31, 2007	1,415	688	(52)	7	2,058
Inventory reserves (primarily LIFO) [1]:					
Year ended October 31, 2009	$ 15,358	$ (6,353)	$ (832)	$ (8)	$ 8,165
Year ended October 31, 2008	14,733	1,210	(548)	(37)	15,358
Year ended October 31, 2007	15,924	(758)	(434)	1	14,733
Deferred tax valuation allowance [1]:					
Year ended October 31, 2009	$ —	$ 276	$ —	$ —	$ 276
Year ended October 31, 2008	—	—	—	—	—
Year ended October 31, 2007	—	—	—	—	—

[1] As more fully described in Notes 1 and 3, the Company's former Vehicular Products segment and non-building products related corporate accounts are reported in discontinued operations for all periods presented.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended October 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Quanex Building Products Corporation and its subsidiaries (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement presentation and preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of October 31, 2009. Deloitte & Touche LLP, the registered public accounting firm that audited the financial statements contained in this report, has issued an attestation report on the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Quanex Building Products Corporation
Houston, Texas

We have audited the internal control over financial reporting of Quanex Building Products Corporation and subsidiaries (the Company) as of October 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended October 31, 2009 of the Company and our report dated December 18, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
December 18, 2009

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Pursuant to General Instruction G(3) to Form 10-K, additional information on directors, executive officers and corporate governance of the Registrant is incorporated herein by reference from the Registrant's Definitive Proxy Statement or an amendment to this Form 10-K to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2009.

Item 11. ***Executive Compensation***

Pursuant to General Instruction G(3) to Form 10-K, information on executive compensation is incorporated herein by reference from the Registrant's Definitive Proxy Statement or an amendment to this Form 10-K to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2009.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Pursuant to General Instruction G(3) to Form 10-K, information on security ownership of certain beneficial owners and management and related stockholder matters is incorporated herein by reference from the Registrant's Definitive Proxy Statement or an amendment to this Form 10-K to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2009.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Pursuant to General Instruction G(3) to Form 10-K, information on certain relationships and related transactions, and director independence is incorporated herein by reference from the Registrant's Definitive Proxy Statement or an amendment to this Form 10-K to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2009.

Item 14. ***Principal Accountant Fees and Services***

Pursuant to General Instruction G(3) to Form 10-K, information on principal accountant fees and services is incorporated herein by reference from the Registrant's Definitive Proxy Statement or an amendment to this Form 10-K to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2009.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Listing of Documents

Schedules not listed or discussed above have been omitted as they are either inapplicable or the required information has been given in the Consolidated Financial Statements or the notes thereto.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
2.1	Distribution Agreement among Quanex Corporation, Quanex Building Products LLC and Quanex Building Products Corporation (incorporated by reference to Exhibit 10.1 to Quanex Corporation's Current Report on Form 8-K filed with the Commission on December 24, 2007).
3.1	Certificate of Incorporation of the Registrant dated as of December 12, 2007, filed as Exhibit 3.1 of the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913) as filed with the Securities and Exchange Commission on January 11, 2008, and incorporated herein by reference.
3.2	Amended and Restated Bylaws of the Registrant dated as of August 28, 2008, filed as Exhibit 3.2 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-33913) as filed with the Securities and Exchange Commission for the quarter ended July 31, 2008, and incorporated herein by reference.
4.1	Form of Registrant's common stock certificate, filed as Exhibit 4.1 of Amendment No. 1 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on February 14, 2008, and incorporated herein by reference.
4.2	Credit Agreement dated as of April 23, 2008, among the Company, certain of its subsidiaries as guarantors, Wells Fargo Bank, National Association, in its capacity as administrative agent, and certain lender parties, filed as Exhibit 10.1 of the Registrant's Current Report on Form 8-K (Reg. No. 001-33913) dated April 23, 2008, and incorporated herein by reference.
† 10.1	Quanex Building Products Corporation 2008 Omnibus Incentive Plan, filed as Exhibit 10.4 of Amendment No. 4 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on March 17, 2008, and incorporated herein by reference.
† 10.2	Quanex Building Products Corporation Deferred Compensation Plan, filed as Exhibit 10.7 of Amendment No. 4 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on March 17, 2008, and incorporated herein by reference.
† 10.3	Quanex Building Products Corporation Restoration Plan, filed as Exhibit 10.8 of Amendment No. 4 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on March 17, 2008, and incorporated herein by reference.
† 10.4	Quanex Building Products Corporation Supplemental Employees Retirement Plan, filed as Exhibit 10.9 of Amendment No. 4 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on March 17, 2008, and incorporated herein by reference.
† 10.5	Form of Severance Agreement between the Registrant and certain of its executive officers, filed as Exhibit 10.5 of Amendment No. 1 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on February 14, 2008, and incorporated herein by reference.
† 10.6	Form of Change in Control Agreement between the Registrant and certain of its executive officers, filed as Exhibit 10.6 of Amendment No. 1 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on February 14, 2008, and incorporated herein by reference.
† 10.7	Letter Agreement between the Registrant and David D. Petratis, effective as of July 1, 2008, filed as Exhibit 10.1 of the Registrant's Current Report on Form 8-K (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on May 22, 2008, and incorporated herein by reference.
† 10.8	Form of Indemnity Agreement between the Registrant and each of its independent directors, effective September 2, 2008, filed as Exhibit 10.1 of the Registrant's Current Report on Form 8-K (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on August 29, 2008, and incorporated herein by reference.

Exhibit Number		Description of Exhibits
†	10.9	Form of Indemnity Agreement between the Registrant and each of its officers, effective September 2, 2008, filed as Exhibit 10.2 of the Registrant's Current Report on Form 8-K (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on August 29, 2008, and incorporated herein by reference.
	10.10	Lease Agreement between Cabot Industrial Properties, L.P. and Quanex Corporation dated August 30, 2002 (and assumed by Quanex Homeshield, LLC on November 1, 2007), filed as Exhibit 10.52 to the Annual Report on Form 10-K of Quanex Corporation (Reg. No. 001-05725) for the fiscal year ended October 31, 2003 and incorporated herein by reference.
	10.11	First Amendment to Lease Agreement between Cabot Industrial Properties, L.P. and Quanex Corporation dated May 22, 2007 (and assumed by Quanex Homeshield, LLC on November 1, 2007), filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K (Reg. No. 001-33913) for the fiscal year ended October 31, 2008.
	10.12	Lease dated May 3, 1989, and Lease Extension dated June 9, 2004, between Mikron Industries, Inc. and the W.R. Sandwith and Michael G. Ritter Partnership, filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K (Reg. No. 001-33913) for the fiscal year ended October 31, 2008.
*	12.1	Ratio of Earnings to Fixed Charges.
*	21.1	Subsidiaries of the Registrant.
*	23.1	Consent of Deloitte and Touche LLP.
*	31.1	Certification by chief executive officer pursuant to Rule 13a-14(a)/15d-14(a).
*	31.2	Certification by chief financial officer pursuant to Rule 13a-14(a)/15d-14(a).
*	32	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

† Management Compensation or Incentive Plan

As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant has not filed with this Annual Report on Form 10-K certain instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANEX BUILDING PRODUCTS CORPORATION

By: /s/ David D. Petratis — December 18, 2009
David D. Petratis
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ David D. Petratis David D. Petratis	Chairman of the Board, President and Chief Executive Officer	December 18, 2009
/s/ Donald G. Barger, Jr. Donald G. Barger, Jr.	Director	December 18, 2009
/s/ Susan F. Davis Susan F. Davis	Director	December 18, 2009
/s/ William C. Griffiths William C. Griffiths	Director	December 18, 2009
/s/ Joseph J. Ross Joseph J. Ross	Director	December 18, 2009
/s/ Joseph D. Rupp Joseph D. Rupp	Director	December 18, 2009
/s/ Richard L. Wellek Richard L. Wellek	Director	December 18, 2009
/s/ Brent L. Korb Brent L. Korb	Senior Vice President—Finance Chief Financial Officer (Principal Financial Officer)	December 18, 2009
/s/ Deborah M. Gadin Deborah M. Gadin	Vice President and Controller (Principal Accounting Officer)	December 18, 2009

Exhibit 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, David D. Petratis, certify that:

1. I have reviewed this annual report on Form 10-K of Quanex Building Products Corporation (the Registrant);
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

December 18, 2009

/s/ DAVID D. PETRATIS

DAVID D. PETRATIS
Chairman of the Board, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Brent L. Korb, certify that:

1. I have reviewed this annual report on Form 10-K of Quanex Building Products Corporation (the Registrant);
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

December 18, 2009

/s/ BRENT L. KORB

BRENT L. KORB
Senior Vice President – Finance and
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

Certification Pursuant To Section 906
of the Sarbanes-Oxley Act of 2002
(18 U.S.C. SECTION 1350)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) (the Act), David D. Petratis, President and Chief Executive Officer of Quanex Building Products Corporation (the Company) and Brent L. Korb, Senior Vice President – Finance and Chief Financial Officer of the Company, each hereby certify that, to the best of their knowledge:

(a) the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the Report), fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 18, 2009

/s/ DAVID D. PETRATIS	/s/ BRENT L. KORB
DAVID D. PETRATIS	BRENT L. KORB
Chairman of the Board, President and Chief Executive Officer	*Senior Vice President—Finance and Chief Financial Officer*

A signed original of this written statement required by Section 906 has been provided to Quanex Building Products Corporation and will be retained by Quanex Building Products Corporation and furnished to the Securities and Exchange Commission or its staff upon request.


Quanex
Building Products

Corporate Information

Corporate Offices:
Quanex Building Products Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027

(713) 961-4600
(800) 231-8176
inquiry@quanex.com

Company Information on the Web:
www.quanex.com
www.mikronvinyl.com
www.truseal.com
www.envirosealedwindows.com
www.home-shield.com
www.nicholsal.com
www.besteninc.com

Annual Shareholder Meeting:
8:00 a.m. C.S.T.
Thursday, February 25, 2010
Quanex Building Products
Corporate Offices

Shareholder Information

Transfer Agent, Shareholder Records and Dividend Disbursing Agent:
Wells Fargo Bank N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139
Phone: (800) 468-9716
Fax: (651) 450-4085
www.wellsfargo.com/shareownerservices

General inquiries should be directed to:
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0856
(800) 468-9716

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 7:00 a.m. to 7:00 p.m., CST, Monday through Friday.

www.wellsfargo.com/shareownerservices

(651) 450-4064 outside the United States
(651) 450-4085 fax

Certified/Overnight Mail:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

Quanex

Building Products

1900 West Loop South
Suite 1500
Houston, Texas 77027
(713) 961-4600
www.quanex.com



Report to Shareholders printed on Burgo Chorus Art Silk, an elemental chlorine-free paper containing 55% recycled content with 35% postconsumer fiber. Form 10K printed on paper containing 15% recycled postconsumer fiber.